shareholder

provider

member

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administrator

patient

broker

The Dental Care
PLUS GROUP
The plus is service.

Mission Statement

To be a competent, professional and qualified network of people providing competitive, quality dental managed care services in the most cost effective and responsive manner.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For this fiscal year ended December 31, 2008

Commission File Number: 000-51954

DCP HOLDING COMPANY
(Exact name of Registrant as specified in its Charter)

Ohio	**20-1291244**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**
100 Crowne Point Place Sharonville, Ohio	**45241**
(Address of Principal Executive Office)	**(Zip Code)**

Registrant's telephone number, including area code: (513) 554-1100

Securities to be registered pursuant to section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to section 12(g) of the act:

Class A Redeemable Common Shares, no par value
Class B Redeemable Common Shares, no par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting Company ☐
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of June 30, 2008, the aggregate book value of the registrant's Redeemable Common Shares, without par value, held by non-affiliates of the registrant was approximately $5.1 million. The value of a redeemable common share is based on the book value per share in accordance with the Company's Articles of Incorporation and Code of Regulations. As of June 30, 2008, the number of Class A and Class B Redeemable Common Shares outstanding was 646 and 7,867, respectively.

The number of Class A and Class B Redeemable Common Shares, without par value, outstanding as of March 6, 2009 was 627 and 7,754, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 22, 2009, into Part III, Items 10, 11, 12, 13 and 14

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Item 1. Business" and "Item 7. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations." You can identify forward-looking statements by words such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "likely will result," or the negative of such words or other similar expressions.

These forward-looking statements reflect our current expectations and views about future events and speak only as of the date of this report. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements, include, among others: claims costs exceeding our estimates, a downgrade in our financial strength rating, competitive pressures, changes in demand for dental benefits and other economic conditions, the loss of a significant customer or broker, the occurrence or non-occurrence of circumstances beyond our control, and those items contained in the section entitled "Item 1A. Risk Factors." We do not undertake any obligation to update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this report.

PART I

ITEM 1. BUSINESS

Overview

Headquartered in Cincinnati, Ohio, DCP Holding Company, doing business as the Dental Care Plus Group, or DCPG or the Company, offers to employer groups of all sizes health maintenance organization ("HMO"), participating provider organization ("PPO") and indemnity plans for dental care services. As of December 31, 2008, we had approximately 256,700 members in our dental benefits programs with 2,206 dentists participating in our two provider networks in Southwestern Ohio, Northern Kentucky, Central Kentucky and Southeastern Indiana. In addition we had approximately 11,200 members in our vision benefit program. We market our products through a network of independent brokers.

DCP Holding Company is the parent holding company, which includes wholly-owned subsidiaries Dental Care Plus, Inc., or Dental Care Plus, an Ohio corporation, Insurance Associates Plus, Inc., or Insurance Associates Plus, an Ohio corporation, and Adenta, Inc., or Adenta, a Kentucky corporation. We are owned and controlled primarily by approximately 630 dentists who participate in our Dental Care Plus plans.

Dental Care Plus, which accounts for approximately 99% of our consolidated revenues, was established in 1986 as a provider-owned, specialty health insuring corporation licensed in the State of Ohio. On July 2, 2004, shareholder ownership of Dental Care Plus was reorganized into ownership of DCP Holding Company. As a result of the reorganization, which was implemented through a shareholder approved merger, each issued and outstanding common share of Dental Care Plus was converted into one Class A Redeemable Common Share and one Class B Redeemable Common Share of DCP Holding Company. On August 31, 2005, we issued ten additional Class B Redeemable Common Shares to each of our shareholders in the form of a stock dividend.

The reorganization of Dental Care Plus into the Dental Care Plus Group was part of management's strategic plan to create a corporate structure that would facilitate continued growth of existing businesses while at the same time providing management with greater flexibility to make acquisitions of related businesses and obtain growth capital. The reorganization was also designed to provide more liquidity opportunity to our holders of common shares.

As an Ohio-domiciled insurance company dually licensed as a life and health insurer and a specialty health insuring corporation, Dental Care Plus is able to underwrite dental indemnity, dental PPO, dental HMO, and vision benefit products as well as other life and health oriented products in Ohio.

Business Segments

We manage our business with three reportable segments: fully-insured dental, self-insured dental, and Corporate, All Other. Corporate, All Other consists primarily of certain corporate activities. We have identified our segments in accordance with Statement of Financial Accounting Standards ("SFAS") 131, Disclosures About Segments of an Enterprise and Related Information, which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of employer groups and pricing, benefits and underwriting requirements.

The results of our fully-insured dental and self-insured dental segments are measured by gross profit. We do not measure the results of our Corporate, All Other segment. We do not allocate insurance expenses, investment and other income, interest expense, or other assets or liabilities to our fully-insured dental and self-insured dental segments. These items are retained in our Corporate, All Other segment. Our segments do not share overhead costs and assets.

Managed Dental Benefits Market

According to the National Association of Dental Plans ("NADP"), in 2007 approximately 11.6 million persons residing in Ohio, Kentucky and Indiana were covered by some form of dental benefit through employer-sponsored group plans, other group or individual plans, or publicly funded dental coverage. This represents approximately 53% of the combined population of these states. This enrollment level represents a decrease of approximately 5% from the estimated 2006 enrollment level in these states. These enrollment decreases are primarily due to the decreases in dental indemnity enrollment in Ohio and Kentucky in 2007.

The following table shows the estimated 2007 and 2006 dental enrollment statistics for Ohio and Kentucky, the two states where we have group dental business:

	Ohio				
	Estimated 2007 Enrollment	**% of Total**	**Estimated 2006 Enrollment**	**% of Total**	**% Change 2006 to 2007**
Dental HMO	376,297	6%	381,096	6%	-1%
Dental PPO	3,569,720	56%	3,484,872	52%	2%
Dental Indemnity	668,501	11%	995,654	15%	-33%
Discount Dental	449,570	7%	365,504	6%	23%
Direct Reimbursement	33,435	1%	33,335	1%	0%
Publicly Funded	1,226,151	19%	1,328,569	20%	-8%
Total Dental	6,323,674	100%	6,589,030	100%	-4%

	Kentucky				
	Estimated 2007 Enrollment	**% of Total**	**Estimated 2006 Enrollment**	**% of Total**	**% Change 2006 to 2007**
Dental HMO	172,033	8%	96,250	4%	79%
Dental PPO	960,450	44%	1,066,891	46%	-10%
Dental Indemnity	198,640	9%	353,685	15%	-44%
Discount Dental	153,750	7%	125,000	5%	23%
Direct Reimbursement	16,134	1%	—	0%	0%
Publicly Funded	691,000	31%	691,000	30%	0%
Total Dental	2,192,007	100%	2,332,826	100%	-6%

Source: NADP & Delta Dental Association, Ohio Department of Jobs and Family Services and the Kentucky Cabinet for Health and Family Services

The NADP data indicates that the dental PPO portion of the total enrollment in Ohio was 56% in 2007 compared to 52% in 2006 and in Kentucky was 44% in 2007 compared to 46% in 2006. Dental HMO enrollment remained constant at 6% of total dental enrollment in Ohio in 2007 and 2006, and increased in Kentucky from 4% in 2006 to 8% in 2007. Discount dental enrollment in Ohio increased in Ohio from 6% in 2006 to 7% in 2007, and increased in Kentucky from 5% in 2006 to 7% in 2007.

Total dental HMO enrollment in Ohio decreased 1% in 2007 compared to 2006, and total dental HMO enrollment in Kentucky increased 79% in 2007 compared to 2006. Our enrollment increased 12% in 2007 compared to 2006 and 9% in 2008 compared to 2007. Over 93% of our total revenues were derived from dental HMO products.

Our Products

The following table presents our product membership, premiums and administrative services only, or ASO, fees in our respective business segments for the three years ended December 31, :

2008	Membership (dollars in thousands)	Premiums	ASO Fees	Total Premium Revenue	Percent of Total Premium Revenue
Fully-Insured Dental	155,000	40,321		40,321	60.9%
Self-Insured Dental	98,100	24,102(1)	1,349(2)	25,451	38.4%
Other Products	14,700		435	435	0.7%
Total	267,800	64,423	1,784	66,207	100.00%

2007	Membership (dollars in thousands)	Premiums	ASO Fees	Total Premium Revenue	Percent of Total Premium Revenue
Fully-Insured Dental	143,900	39,682		39,682	66.2%
Self-Insured Dental	84,300	18,724(1)	1,044(2)	19,768	33.0%
Other Products	16,800		500	500	0.8%
Total	245,000	58,406	1,544	59,950	100.00%

2006	Membership (dollars in thousands)	Premiums	ASO Fees	Total Premium Revenue	Percent of Total Premium Revenue
Fully-Insured Dental	138,100	37,710		37,710	73.1%
Self-Insured Dental	62,500	12,754(1)	731(2)	13,485	26.1%
Other Products	16,100		392	392	0.8%
Total	216,700	50,464	1,123	51,587	100.00%

(1) Self-insured dental premium revenue or premium equivalent revenue is based on the gross amount of claims incurred by self-insured members and is recognized as revenue when those claims are incurred.

(2) Self-insured ASO fees are the administrative fees we charge to self-insured employers to manage their provider network and process and pay claims. ASO fees are recognized as revenue when they are earned.

Our products primarily consist of dental HMO, dental PPO and dental indemnity plans, with dental HMO products constituting 93% of our total revenues. All of our products are marketed to employer groups. Our business model allows us to offer dental benefit products including broad networks of participating dentists while at the same time promoting the use of private practice fee-for-service dentistry, a primary interest of our participating dentists. The dental benefit products we offer currently vary depending on geographic market. Our objective is to offer our dental HMO products in all markets we serve, in both fully-insured and self-insured forms. Similar to our competitors' dental PPO products, our dental HMO products provide members with access to a broad provider network.

We currently market our dental HMO, dental PPO, and dental indemnity plans to employers in select Ohio, Kentucky and Indiana counties.

In general, our other, non-HMO products are offered in all counties in Ohio, Kentucky and Indiana. We do not, however, offer our PPO product in the eight county area Dental Care Plus has been serving since 1986. This area, which we refer to as our original eight county service area, includes Butler, Clermont, Hamilton and Warren counties in Ohio, and Boone, Campbell, Kenton and Pendleton counties in Kentucky.

In the markets outside of our original eight county service area, including Dayton and Springfield, Ohio and Louisville and Lexington, Kentucky, our products are often offered to employer groups as "bundles," where the subscribers are offered a combination of dental HMO, dental PPO and dental indemnity options, with various employer contribution strategies as determined by the employer.

Individuals become subscribers of our dental plans through their employers. Qualified family members of these subscribers become members through such individuals. Employers pay for all or part of the premiums, and make payroll deductions for any premiums payable by the employees.

Fully-Insured Dental

Our fully-insured dental products segment includes our Dental Care Plus dental HMO plan, our DentaSelect dental PPO plan and our DentaPremier dental indemnity plan.

Dental Care Plus—Under our dental HMO plan, premiums are paid to Dental Care Plus by the employer, and members receive access to our dentist network in their region. Plan designs range from full premium payouts by the employer to shared contributions of varying proportions by the employer and its employees to full payment by the employees. There are no waiting periods and there is no balance billing in our fully-insured dental HMO. Covered dental services are segmented into three categories: preventative, basic and major services, typically covered at 100%, 80% and 50%, respectively. In most cases, each member has a $1,000 annual maximum benefit and $1,000 lifetime orthodontia maximum benefit. For the year ended December 31, 2008, fully-insured dental HMO premiums totaled approximately $36.1 million, or 55% of our total premiums and ASO fees.

DentaSelect—Our dental PPO product, DentaSelect, is underwritten by Dental Care Plus and has been administered primarily by an independent third party administrator ("TPA"). In 2008, the Company commenced administering the DentaSelect PPO product for a limited number of employer groups and will continue to transition the administration of this product in house in 2009. DentaSelect includes some elements of managed health care; however, it includes more cost-sharing with the member, through premium contributions, co-payments and annual deductibles. Employers and their participating employees typically share the cost of premiums in various contribution proportions. For the year ended December 31, 2008, fully-insured dental PPO premiums totaled approximately $3.0 million, or 4.5% of our total premiums and ASO fees.

DentaPremier—We offer DentaPremier, our dental indemnity product underwritten by Dental Care Plus, to employers who participate in our Dental Care Plus HMO fully-insured and self-insured plans with out of area members or members that require complete freedom of provider access. We introduced this plan because many Ohio, Kentucky and Indiana employer groups have employees in other states performing sales or service functions. DentaPremier is a traditional dental indemnity plan that allows members to use any dentist they wish. Employers and their participating employees typically share the cost of premiums in various contribution proportions. As with our dental HMO products, members are responsible for paying standard deductible amounts and co-payments. Premium rates for DentaPremier are generally higher than premium rates for our dental HMO products. When the DentaPremier product was introduced in 2003, the product was underwritten by a third party insurance carrier. As of December 31, 2008, approximately 79% of these dental indemnity members have been transitioned to Dental Care Plus insurance policies. For the year ended December 31, 2008, fully-insured dental indemnity premiums totaled approximately $1.2 million, or 1.8% of our total premiums and ASO fees.

Self-insured Dental

Our self-insured dental segment includes only our ASO product, which we offer through Dental Care Plus to employers who self-insure their employee dental plans. These employers pay all claims according to our fee schedule. The Company provides administrative and claims processing services, benefit plan design, and access to its provider networks for an administrative fee, generally to "self-insured" groups. This product is offered only to employer groups that have the financial resources to bear the claims risk for the dental benefits of employees and their family members. Self-insured employers retain the risk of financing substantially all of the cost of dental benefits. Self-insured employers may purchase stop loss insurance coverage from third-party carriers to limit aggregate annual costs. For the year ended December 31, 2008, self-insured ASO fees totaled approximately $25.5 million, or 38.4% of our total premiums and ASO fees.

Corporate, All Other

We offer dental PPO, dental indemnity and vision PPO benefit plans that are underwritten by third-party insurance carriers that are included in our Corporate, All Other segment. Our subsidiary, Insurance Associates Plus, is an insurance agency licensed in Ohio, Kentucky and Indiana that markets our third-party dental PPO and vision benefit products. Insurance Associates Plus earns commissions and administrative fees based on members enrolled in the dental PPO and vision benefit plans. Our vision benefit PPO product, Vision Care Plus, is underwritten and administered by an independent TPA. Members can access both network and out-of-network vision care providers and are subject to fixed co-payments and benefit limits. Premium cost is typically shared by employers and their participating employees in various contribution proportions. We began offering Vision Care Plus in 2005 to Dental Care Plus employer groups whose existing contracts are up for renewal as well as to new employer groups.

The commission and administrative fee revenue that we earned related to the dental PPO, dental indemnity and vision benefit product lines underwritten by third-party insurance carriers collectively aggregated approximately $421,000, or less than 1% of total premiums and ASO fees, for the year ended December 31, 2008.

Seasonality of Dental Service Utilization

Based on our healthcare service expense on a per member per month ("PMPM") basis that adjusts the quarterly healthcare service expense for membership volume changes, our dental plan members have historically used their dental plan benefits according to a seasonal pattern that has caused our quarterly healthcare services expense to be highest in the first quarter, slightly below average in the second quarter, slightly above average in the third quarter and lowest in the fourth quarter. The following table shows these trends in tabular form:

	Healthcare Service Expense					
	2008		2007		2006	
	$000's	$PMPM	$000's	$PMPM	$000's	$PMPM
First Quarter	12,922	18.87	12,144	18.78	10,543	18.85
Second Quarter	13,017	18.32	11,356	17.96	9,744	17.59
Third Quarter	14,157	18.52	12,620	18.39	11,157	17.95
Fourth Quarter	13,030	17.49	11,383	17.44	9,682	16.30

Claims are higher in the first quarter because almost all of our employer-sponsored plan years commence on January 1. The third quarter increase is primarily due to the high level of dental services used in August by student members prior to returning to school. Use of dental services is lowest in the fourth quarter due to the holiday season and the fact that a portion of our members have already reached their maximum annual benefit level for the year.

Business Strategy

Our objective is to become one of the largest providers of dental benefits in the Midwest. Our strategy is to continue increasing membership in all of our plans by gaining new employer group customers, acquiring other similar dental plans, adding more participating dentists to our HMO provider networks and increasing our product offerings. We intend to further develop the use of dental indemnity and PPO products as a means to grow membership sufficient to support the addition of more provider relations staff to recruit dentists into our dental HMO provider network because we believe the dental HMO products marketed by Dental Care Plus represent our best competitive advantage.

Our Dental Care Plus HMO plans offer both the broad provider access ordinarily attributed to a dental PPO and the utilization review and cost control features of a dental HMO. The combination of a large provider network, competitive pricing and renewal practices, and an emphasis on outstanding customer service have allowed us to effectively compete with dental PPOs. Because we are primarily owned by dentists who participate in our Dental Care Plus plans, and our dentists are reimbursed on a fee-for-service basis, we often have a competitive advantage in recruiting and retaining dentists for our networks.

Membership Retention—Employers generally contract with our dental HMO plans for a period of one year. Continuous marketing and sales efforts are made to obtain contract renewals on an annual basis. The ability to obtain contract renewals depends on our premium schedules, competitive bids received by employers from our competitors, and employee satisfaction with our plans, among other factors. The cost of replacing lost members is higher than retaining members. Accordingly, membership retention is a primary focus of our marketing efforts. We strive for consistent employer and broker contacts and fair, justified renewal pricing in order to increase retention rates. Due to these membership retention efforts, we achieved a retention rate of approximately 99.0% in 2008, compared to retention rates of 97.3% and 96.0% in 2007 and 2006, respectively.

Group Billing and Collection—We dedicate significant resources to achieving prompt and accurate billing for premiums, reimbursement for self-insured claims and ASO fees. We also have a structured process for monitoring and collecting our accounts receivable.

Customer Service—We provide customer service to employer group administrators, members, and dentists. Customer service representatives respond promptly to employer and member inquiries regarding member identification cards and benefit determinations and provider staff inquiries regarding eligibility, benefit verification and claims payments. We strive to answer questions in one phone call. We monitor key customer service statistics in order to maintain positive customer relationships with all constituencies.

Information Technology—Our dental plan administration system allows us to easily adapt to benefit changes sought by employer groups and allows for increased efficiencies and costs savings in the functional areas of group marketing, enrollment, billing, collections, cash application, claims adjudication and claims payment by reducing manual processing and facilitating the development of electronic membership enrollment, electronic group billing, and automated cash application. With the system, we have experienced an increase in the percentage of claims that can be electronically loaded and adjudicated. We are also focused on the importance of data integrity, security, ease of data extraction, and interfacing with banks, clearinghouses, and other business partners.

We leased our dental plan administration system computer equipment under a master equipment lease with a commercial leasing company dated October 1, 2004. The lease term with respect to equipment commenced on January 31, 2005 and expired January 31, 2008. At the end of the lease term, we exercised our option to purchase the computer equipment at its fair market value. We also lease our dental plan administration software under the master equipment lease. The lease term with respect to software commenced on January 31, 2005 and expired January 31, 2009. Under this lease, we were obligated to pay the bank $19,351 per month. At the end of the lease, we retained use of the software and are paying monthly maintenance fees directly to the software vendor.

Dentist Networks

We maintain dental networks comprised of dentists who have contracted with Company subsidiaries. As of December 31, 2008, we had provider contracts with 2,206 dentists. Of these participating dentists there are 1,149 dentist office locations in Ohio, 872 dentist office locations in Kentucky, 114 dentist office locations in Indiana, and 124 dentist office locations in other states. Of the 2,206 participating dentists, 630 are shareholders who each own one Class A voting redeemable common share.

We actively recruit dentist providers in each of our markets. In some instances, we identify expansion area counties where additional providers are needed and locate dentists in these expansion area counties by reviewing state dental licensure records. In other cases, new employer group customers request that we work to recruit specific dentists their employees desire to have access to in our provider networks.

Before a dentist can become a participating provider, we engage in extensive due diligence on the dentist's professional licenses, training and experience, and malpractice history. The dentist must also be recommended by our Credentialing Committee consisting of five experienced dentists who are members of our Board of Directors (the "Board").

Our provider contracts require that participating dentists participate in periodic fee surveys for the purpose of establishing our fee schedule, to participate in and be bound by our utilization review and credentialing plans (see "Utilization Control and Quality Assurance Policies" below), to maintain a state license in good standing to practice dentistry, to maintain professional liability insurance coverage in amounts determined by our Board, and to maintain patient records in a confidential manner. Our provider contracts are for a term of one year and may be automatically renewed for successive one year periods unless a written termination notice is given by either party on 30 days notice.

Participating dentists are reimbursed for services provided to members of our dental plans on a "fee-for-service" basis based on a maximum allowable fee schedule we have developed or the actual fee charged by the dentist, whichever is less. In the case of our dental HMO, reimbursements to dentists are subject to a percentage withhold of the amount otherwise payable to the dentist. At the end of each fiscal year, our Board evaluates the performance of our dental HMO plans, capital and surplus requirements prescribed by the Ohio Department of Insurance, factors impacting our financial strength rating, funding needed to support strategic objectives for the coming years and any other factors deemed relevant by the Board and, based on that evaluation, determines the amount of the withhold that should be paid to dentists, if any. If we have met our capital and surplus requirements as prescribed by the Ohio Department of Insurance (see "State Regulations" and "Federal Regulations" below) and have the necessary funding to support our strategic objectives, the Board may generally authorize a provider withhold payment out, although there is no requirement to authorize such withhold return.

Our networks are important to the success of our dental HMO and dental PPO plans. We have a dedicated provider relations department that communicates with network dentists and performs periodic credentialing and re-credentialing of each participating dentist.

Employees

At December 31, 2008, we employed a total of 53 employees. We have no collective bargaining agreements with any unions and believe that our overall relations with our employees are good.

Sales and Marketing

Many of our employer group customers are represented by insurance brokers and consultants who assist these groups in the design and purchase of health care products. We generally pay brokers a commission based on premiums, with commissions varying by market and premium volume, pursuant to our standard broker agreement. In addition to commissions based directly on premium volume for sales to particular customers, we also have programs that pay brokers and agents on other bases. These include commission bonuses based on sales that attain certain levels or involve particular products. We also pay additional commissions based on aggregate volumes of sales involving multiple customers.

Utilization Control and Quality Assurance Policies

Utilization control and quality assurance policies are essential to our success. Our reimbursement structure limits the frequency of various procedures in order to control utilization of dental care by members of our fully-insured and self-insured dental plans.

Each dentist in our networks is obligated to adhere to our utilization review program. Non-compliance or continued deviations from the utilization review program will result in sanctions against a dentist. Such sanctions may include probation, suspension or expulsion as a participating dentist, and may also affect the dentist's ability to receive compensation from the plan for services provided to members. We believe that a stringent utilization review program is necessary to provide adequate cost containment.

Our Board of Directors appoints a committee of dentists to ensure that the utilization review program is met and continually upgraded as appropriate. The Utilization Review/Quality Assurance Committee ("UR/QA Committee") is charged with reviewing service patterns of providers and requests for pretreatment estimates that do not clearly meet appropriate standards.

The UR/QA Committee is also charged with retrospective review of all covered services provided by a dentist to determine whether the frequency and nature of the services are in compliance with standards adopted by the UR/QA Committee. The UR/QA Committee may recommend that the participating agreement of a dentist who is not in compliance with these standards be terminated, suspended or not renewed, or that benefits paid to the provider for particular services rendered by him or her be reduced.

Credentialing

The Credentialing Committee, which is comprised of dentists and is appointed by our Board of Directors, has oversight over the credentialing of new dentist providers that apply to be participating providers in our provider networks. This committee oversees the periodic re-credentialing of dentist providers already in one of our existing provider networks and evaluates whether a dentist should be terminated from one of the provider networks if an action is filed against the dentist with a state department of insurance or other regulatory agency or the provider loses his medical malpractice insurance coverage due to an adverse claim. The Credentialing Committee is also charged in part with ensuring that all participating dentists maintain good standing with regulatory agencies. The recommendations of the Credentialing Committee are forwarded to our Board of Directors for consideration.

Risk Management

Through the use of internally-developed underwriting criteria, we determine the risk we are willing to assume and the amount of premium to charge for our dental benefit products. Employer groups must meet our underwriting standards in order to qualify to contract with us for coverage.

Competition

The marketing and sale of fully-insured and self-insured dental benefit plans is highly competitive. Rising health care benefit premiums and changes in the economy have had an impact on the number of companies able to offer dental benefits to their employees. A significant portion of the employers who offer our plans are in the education, government and health care industries. Concentration of business in these industries insulates us from membership decreases that competitors may face in a sluggish or recessionary period.

We primarily compete with full-line dental only plans, other dental HMO carriers and national insurance companies that offer dental or vision coverage. Many of the companies with whom we compete are larger, have well-established local, regional, and/or national reputations, and have substantially greater financial and sales resources. It is possible that other competitors will emerge as the market for dental plans continues to develop.

Our major competitors are Delta Dental of Ohio and Delta Dental of Kentucky. These competitors operate as dental HMOs and dental PPOs in which members receive certain benefit incentives to receive services from network dentists. Dental PPO members may also use non-network dentists, but at reduced benefit levels.

Additional competitors include national insurance companies such as Guardian, Met Life, Humana and Anthem. These companies offer dental indemnity and dental PPO plans. Most of these dental plans are similar to those offered by us in design, and they also pay providers on a fee-for-service basis. Dental indemnity plans lack the basic characteristics of a dental HMO plan, including contractually enforced utilization and quality assurance standards and limitations on dentists' fees, and members are not restricted to participating dentists. Dental PPO plans include both in-network benefits similar to those of a dental HMO plan and out-of-network benefits like those associated with a dental indemnity plan.

Our ability to offer either or both a dental indemnity plan and a dental PPO plan has had a positive impact on our membership growth. We are currently licensed to underwrite dental HMO, dental PPO and dental indemnity plans in Ohio. In addition we are licensed to underwrite dental HMO and dental PPO in Kentucky. Some of our dental indemnity and dental PPO offerings are still underwritten by third party underwriters.

Our main competitors in the fully-insured vision benefit area are Vision Service Plan and EyeMed, a subsidiary of Lenscrafters. We believe that our vision benefit plans are competitively priced and include sufficient benefits to compete effectively.

Our dental benefits market share of approximately 15% to 20% in the Southwestern Ohio and Northern Kentucky market gives us a strong competitive position. This market share is due to our large provider network, competitive pricing and customer service. In 2008, our dental membership in Southwestern Ohio increased from approximately 201,000 members as of December 31, 2007 to approximately 211,000 members as of December 31, 2008. Dental membership in Northern Kentucky was approximately 21,000 members at December 31, 2007 and again at December 31, 2008.

We have approximately 13,500 total members in the Dayton and Springfield, Ohio market. We have developed a provider network in Dayton, Ohio that includes approximately 71% of the licensed dentists in the area. Since the introduction of the DentaSelect PPO product in 2005, our relationships with brokers in this area have improved, and we have added a significant number of employer groups. As of December 31, 2008, we had approximately 11,600 dental PPO members and approximately 1,900 dental HMO members in the Dayton and Springfield market. As of December 31, 2007, we had approximately 9,200 dental PPO members and approximately 500 dental HMO members in the Dayton and Springfield market.

With the acquisition of Adenta, we became a competitor in the dental benefits market in Central Kentucky with approximately 10,000 dental members, consisting of approximately 7,000 group members and 3,000 individual members as of June 2005. We elected to terminate the individual member plans during the transition. With the addition of approximately 500 network dentists via the Adenta acquisition, we now have a network of approximately 700 dentists which represents approximately 38% of the licensed dentists in Central Kentucky. In addition, we have been building insurance broker relationships in Central Kentucky and have been quoting on new employer groups in this market. As of December 31, 2008, we had approximately 900 group dental HMO members and approximately 7,700 group dental PPO members in our Central Kentucky market.

Customers

During 2008, approximately 9% of our total revenue was generated by four fully-insured employers. Also during 2008, approximately 13% of our total revenue was generated by two self-insured employers. As we continue to increase the number of employers and members in our dental plans, these employers as a source of revenue and enrollment will lessen in proportion to our total revenue and size.

Each of our customers signs a standard form agreement, which differs depending on whether the customer is fully-insured or self-insured. There are two standard form agreements for fully-insured customers—one for employer-sponsored plans, and one for voluntary employee plans. Most of our standard form agreements are for one year terms and automatically renew for additional one-year terms. Certain agreements extend for a two-year term. The employer group customers may terminate our fully-insured customer contracts by giving 45 days' prior written notice, yet the fully-insured customer contracts are non-cancelable by the Company during the one-year or two-year contract term unless the contract coverage terminates due to non-payment of premium when due. Our self-insured customer contracts can be canceled by the Company or employer group by giving 60 days' prior written notice. The premium rates set forth in each fully-insured customer contract remain in effect during each one year term, and may only be increased at renewal.

State Regulations

General—State insurance laws and other governmental regulations establish various licensing, operational, financial and other requirements relating to our business. State insurance departments in Ohio, Kentucky and Indiana are empowered to interpret such laws of their respective states and promulgate regulations applicable our business.

The National Association of Insurance Commissioners ("NAIC") is a voluntary association of all of the state insurance commissioners in the United States. The primary function of the NAIC is to develop model laws on key insurance regulatory issues that can be used as guidelines for individual states in adopting or enacting insurance legislation. While NAIC model laws are accorded substantial deference within the insurance industry, these laws are not binding and variations from the model laws from state to state are common.

Dental Care Plus is a dually licensed as a life and health insurance company and a health insuring corporation providing specialty health care services under Ohio law, as a limited health service benefit plan in Kentucky and as a life and health insurance company and a dental HMO in Indiana. The regulations of each state insurance department include specific requirements with regard to such matters as minimum capital and surplus, reserves, permitted investments, contract terms, policy forms, claims processing requirements and annual reports. If Dental Care Plus fails to maintain compliance with all material regulations, regulatory authorities are empowered to take certain actions against it, such as revoking its license, imposing monetary penalties, or taking over supervision of its operations, or seeking a court order for the rehabilitation, liquidation or conservation of Dental Care Plus.

Insurance Associates Plus is licensed in Ohio, Kentucky, Indiana and Illinois as an insurance agency. As such, it is required to have at least one insurance agent licensed in each of those states. If Insurance Associates Plus fails to meet this requirement in Ohio, Kentucky, Indiana or Illinois, its license could be revoked by the state.

Adenta is licensed as a life and health insurance agency in Kentucky and Indiana. Recent changes to Kentucky law have lessened the regulatory requirements applicable to Adenta, including elimination of the requirement to file annual reports with the Kentucky Office of Insurance.

NAIC Accounting Principles—In 1998, the NAIC adopted the Codification of Statutory Accounting Principles that became the NAIC's primary guidance on statutory accounting. The Ohio Department of Insurance has adopted the Codification. Statutory Accounting Practices ("SAP") differ in some respects from accounting principles generally accepted in the United States ("GAAP"). The significant differences for the Company are:

- Similar to GAAP, deferred income taxes are provided on temporary differences between the statutory and tax bases of assets and liabilities for SAP; however, statutory deferred tax assets are limited based upon tests that determine what is an admitted asset under SAP. Under SAP, the change in deferred taxes is recorded directly to surplus as opposed to GAAP where the change is recorded to current operations.
- Similar to GAAP, deferred acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal business. Such costs include commissions, costs of contract issuance and underwriting, premium taxes and other costs the Company incurs to acquire new business

or renew existing business. For GAAP purposes, the Company defers acquisition costs and amortizes them over the estimated life of the contracts in proportion to premiums earned. Under SAP, these acquisition costs are expensed as incurred.

Risk Based Capital—The NAIC's Risk-Based Capital for Life and/or Health Insurers Model Act (the "Model Act") provides a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and whether there is a need for possible regulatory action. The Model Act (or similar legislation or regulation) has been adopted in states where Dental Care Plus does business. The Model Act provides for three levels of regulatory action, varying with the ratio of the insurance company's total adjusted capital (defined as the total of its statutory capital and surplus, asset valuation reserve and certain other adjustments) to its authorized control level risk-based capital ("RBC"):

- If a company's total adjusted capital is less than or equal to 200 percent but greater than 150 percent of its RBC (the "Company Action Level"), the company must submit a comprehensive plan aimed at improving its capital position to the regulatory authority proposing corrective actions.
- If a company's total adjusted capital is less than or equal to 150 percent but greater than 100 percent of its RBC (the "Regulatory Action Level"), the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be followed.
- If a company's total adjusted capital is less than or equal to 70 percent of its RBC (the "Mandatory Control Level"), the regulatory authority must place the company under its control.

In addition to the levels of regulatory action described above, the regulatory authority may impose restrictions, reporting or other requirements on companies whenever the regulatory authority determines that the financial condition of the company warrants such action, notwithstanding the fact the company meets the requirements of the Model Act. A regulatory authority may also seek an order of the courts placing the company in rehabilitation, liquidation or conservation whenever the regulatory authority determines that the company's financial condition is hazardous, notwithstanding the fact that the company may be in compliance with the requirements of the Model Act.

Dental Care Plus's statutory annual statements for the year ended December 31, 2008 filed with the Ohio Department of Insurance reflected total adjusted capital in excess of Company Action Level RBC.

Federal Regulations

HIPAA Administrative Simplification- The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") authorized the U.S. Department of Health and Human Services ("HHS") to adopt a series of regulations designed to simplify the exchange of information electronically between health plans and health care providers and to promote efficiency within the health care industry, as well as to protect the confidentiality and security of individually identifiable health information. Pursuant to this authority, HHS has adopted a series of regulations which are applicable to "Covered Entities," which include health care providers, health plans and health care clearinghouses (collectively the "HIPAA Regulations"). The HIPAA Regulations adopted to date require Covered Entities to do the following: 1) comply with uniform standards for the electronic exchange of information in certain transactions between health care providers and health plans related to the administration of benefits and payment of claims ("Standard Electronic Transactions Regulations"); 2) adopt certain policies and procedures with respect to the use and disclosure of certain protected health information ("PHI") created, received or maintained by the Covered Entity, whether in electronic or paper form, and provide individuals with a written notice of how the Covered Entity will use and disclose PHI and of the individual's rights with respect to PHI ("Privacy Regulations"); 3) adopt certain policies and procedures and implement certain technical safeguards to protect the security of electronic PHI ("Security Regulations"); 4) use certain uniform unique identifiers when conducting transactions with health care providers ("Standard Provider Identifier Regulations") and employers ("Standard Employer Identifier Regulations"). Covered Entities are currently required to be in compliance with the Standard Electronic Transactions Regulations, the Privacy Regulations, the Security Regulations and the Standard Employer Identifier Regulations. The compliance date for the Standard Provider Identifier Regulations was May 23, 2008.

Enforcement of the HIPAA Regulations is vested in the Office of Civil Rights of HHS, which has the power to investigate compliance and complaints. Sanctions for failing to comply with or for violation of the HIPAA Regulations include criminal penalties of up to $250,000 per violation and civil sanctions of up to $25,000 per violation.

Many of the HIPAA Regulations are complex, and requests for regulatory clarification of many aspects are still pending. Additional standards under the Standards Electronic Transactions Regulations are also pending, and additional regulations requiring unique identifiers for other entities, including health plans, may be adopted. There are few official sources of interpretation available beyond the original commentary which accompanied the final HIPAA Regulations. We have, however, made a good faith effort to comply and believe we are in compliance with the requirements of the HIPAA Regulations that are applicable to our subsidiaries as of this date.

GLBA—The Financial Services Modernization Act of 1999 (the "Gramm-Leach-Bliley Act," or "GLBA") contains privacy provisions and introduced new controls over the use of an individual's nonpublic personal data by financial institutions, including insurance companies, insurance agents and brokers licensed by state insurance regulatory authorities. Numerous pieces of federal and state legislation aimed at protecting the privacy of nonpublic personal financial and health information are pending. The privacy provisions of GLBA that became effective in July 2001 require a financial institution to provide written notice of its privacy practices to all of its customers. In addition, a financial institution is required to provide its customers with an opportunity to opt out of certain uses of their non-public personal information. We believe that we are in compliance with the GLBA privacy regulations.

Both GLBA and HIPAA provide that there is no federal preemption of a state's privacy laws if the state law is more stringent than the privacy rules imposed under GLBA or HIPAA. Pursuant to the authority granted under GLBA to state insurance regulatory authorities to regulate, the NAIC promulgated a new model regulation called Privacy of Consumer Financial and Health Information Regulation, which was adopted by numerous state insurance authorities. As well, there are other pre-existing state laws, including but not limited to insurance regulatory statutes, which were not pre-empted by GLBA or HIPAA and which remain in effect. We believe we are in compliance with state laws governing the privacy of personal financial and health information that are applicable to our subsidiaries, to the extent such laws are not pre-empted by either GLBA or HIPAA.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission ("SEC") are available on the SEC's website (www.sec.gov). Copies of these documents will be available without charge to any shareholder upon request. Request should be directed in writing to the Company at 100 Crowne Point Place, Sharonville, Ohio 45241. In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, NE, Washington, DC 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1A. RISK FACTORS

If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, and the value of our shares could decline. The risks and uncertainties described below are those that we currently believe may materially affect our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

The current state of the national economy and adverse changes in economic conditions could adversely affect the Company's business and results of operations.

The current state of the national economy and any adverse changes in the market conditions that are exacerbated by the financial credit situation could adversely affect our customers. As a result, our employer group customers may seek to control their employee benefit costs including their dental plan benefits, which may lead to limited rate increases, fewer new sales and the loss of some dental plan membership. These factors may impact the Company's revenue in the near-term.

The market trend of employer groups moving away from dental HMO plans to dental PPO plans may result in a decrease in our dental plan membership and premium revenue.

In the dental benefits industry, there has been a contraction in the dental indemnity product category and the HMO product category, with the membership volume shifting to the dental PPO product category. We have historically limited our product offering to fully-insured and self-insured dental HMO plans. Our HMO plans form the core part of our business and account for approximately 93% of our consolidated revenues. If this market trend continues, we could experience a reduction in the demand for our HMO products, which could lead to a decrease in our membership, premium revenue and net income.

Our business is dependent upon a limited number of customers, and the loss of any one such customer could result in a loss of substantial premium revenue.

During 2008, approximately 9% of our total revenue was generated by four fully-insured employer groups and approximately 13% of our total revenue was generated by two self-insured employer groups. If our relationship with any one of these employers were to terminate, our dental membership and the related premium revenue would decrease, which could lead to lower net income if we are not able to reduce operating expenses or replace this lost revenue. As of January 1, 2009, one self-insured employer group that represented approximately 6% of the Company's total revenue in 2008 elected not to renew its contract with the Company.

A small number of independent brokers source a substantial portion of our business, and the loss of any one such broker could result in a loss of substantial premium revenue.

During 2008, approximately 56% of our business was sourced by five independent brokers, one of which was responsible for sourcing approximately 33% of our business. If our relationship with any of these brokers were to terminate, our premium revenue could decrease materially. As a result, we could experience significant net losses unless we were able to replace this lost revenue or reduce our operating expenses.

Because our premiums are fixed by contract, we are unable to increase our premiums during the contract term if our claims costs exceed our estimates which may reduce our profitability.

Most of our revenues are generated by premiums consisting of fixed monthly payments per subscriber. These payments are fixed by contract, and we are obligated during the contract term, which is generally one year, to provide or arrange for the provisions of dental services. The premiums are not subject to adjustment during the contract term. If our claims costs exceed our estimates, we will be unable to adjust the premiums we receive under our current contracts, which may result in a decrease in our net income.

Our customers' decisions to transition from a fully-insured to a self-insured dental plan or from a self-insured to a fully-insured dental plan could result in lower contribution margins and increased costs.

During 2008, a number of fully-insured dental HMO members shifted to our self-insured dental HMO product. Additionally, a number of self-insured members shifted to our fully-insured dental HMO product. If our customers continue to shift from a fully-insured dental HMO product to a self-insured dental HMO product, our dental HMO contribution margin may decrease and we may incur significant transitioning costs.

Claims submitted by dental providers may be fraudulent or duplicative, which may reduce our gross profit margin and net income.

We set our fully-insured premium rates based on an expected level of claims for a twelve-month period. Our calculation of expected claims does not anticipate the payment of fraudulent or duplicate claims. If providers were to submit fraudulent or duplicative claims, our claims cost could increase, and our gross profit margin and net income would be adversely affected.

The financial strength rating assigned to Dental Care Plus may be downgraded, which could result in a loss of employer groups and insurance brokers, which may, in turn, cause our premium revenue to decline.

A.M. Best assigns a fair rating to companies that have, in their opinion, a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. Our B- (Fair) rating was affirmed in January of 2006, April of 2007 and again in May of 2008. Our A.M. Best rating is a measure of our financial strength relative to other insurance companies and is not a recommendation to buy, sell or hold securities. The rating assigned by A.M. Best Company is based, in part, on the ratio of our fully-insured premium revenue to our statutory capital and surplus. If Dental Care Plus continues to experience growth in its fully-insured premium revenue but does not retain enough of its earnings or obtain new sources of capital, the rating assigned to Dental Care Plus may be downgraded.

None of our employer group contracts allows termination in the event our A.M. Best rating is downgraded. If a downgrade were to occur, employer groups may decline to renew their annual or multi-year contract with us, and insurance brokers may refuse to market our dental HMO products. In addition, a downgrade may make it difficult for us to contract with new employer groups and new brokers. The loss of existing employer groups and the loss of insurance brokers may lead to a loss of premium revenue.

If we fail to maintain contracts with an adequate number of dentists, it may be difficult to attract and retain employer groups, which may lead to a loss of premium revenue.

Our business strategy is dependent to a large extent upon our continued maintenance of our dentist networks. Generally, our participating provider contracts allow either party to terminate on limited notice (generally 30 days prior to annual renewal). If we are unable to continue to establish and maintain contracts with an adequate number of dentists in our networks, employer groups may not renew their contracts with us and it may be difficult to attract new employer groups, which may lead to a loss of premium revenue.

We encounter significant competition that may limit our ability to increase or maintain membership in the markets we serve, which may harm our growth and our operating results.

We operate in a highly competitive environment. We compete for employer groups principally on the basis of the size, location and quality of our provider network, benefits provided, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a dental plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. For example, our competitors include Delta Dental of Ohio, which has an A.M. Best rating of A- (Excellent) and Delta Dental of Kentucky, which has an A.M. Best rating of B+ (Good). In addition, we compete with national insurance carriers such as Metropolitan Life and Guardian, which have A.M. Best ratings of A+ (Superior) and A++ (Superior), respectively. Given the higher ratings and financial strength of many of our competitors, we may encounter difficulty in increasing or maintaining our dental membership in the future.

Our business is heavily regulated by the states in which we do business, and our failure to comply with regulatory requirements could lead to a loss of our authority to do business in such states.

Our business is subject to substantial government regulation, principally under the insurance laws of Ohio, Kentucky and Indiana. We will also become subject to the insurance laws and regulations of other states in which our subsidiaries may in the future conduct business. These laws, which vary from state to state, generally require our subsidiaries to be licensed by the relevant state insurance commission. With respect to our dental HMO products, these laws and regulations also establish operational, financial and other requirements. Dental Care Plus is currently required to maintain a minimum capital and surplus of approximately $2.5 million according to the regulations for the state of Ohio. The ability of Dental Care Plus to maintain such minimum required capital and surplus is directly dependent on the ability of Dental Care Plus to maintain a profitable business. While Dental Care Plus is currently profitable, there can be no guaranty that it will be profitable in the future. Failure to maintain compliance with the minimum required capital and surplus of each state could result in Dental Care Plus becoming subject to supervision by the Ohio, Kentucky and Indiana insurance regulatory agencies, and could further result in the suspension or revocation of Dental Care Plus's Certificate of Authority in Ohio, Kentucky and Indiana, monetary penalties, or the rehabilitation or liquidation of Dental Care Plus. Insurance Associates, Inc. is required to have one agent licensed in Ohio and Kentucky. Otherwise, none of our dental PPO, dental indemnity or vision PPO business is subject to capital and surplus requirements.

If an event of default occurs under the loan documents we entered into in connection with the purchase and refinancing of our office building, the entire balance of indebtedness due under these loan documents may become due, which could have an adverse effect on our short-term liquidity and may lead to a downgrade of our financial strength rating.

We are obligated under our mortgage note with an original principal amount of $1.8 million and an outstanding principal amount of approximately $1.3 million at December 31, 2008. Under the terms of the note, we are obligated to make principal payments of $10,000 per month plus interest based on LIBOR plus 1.75% through May 2013, and are obligated to make a balloon payment of $600,000 in June 2013. We are also obligated under a revolving note with a borrowing limit of $650,000 and an outstanding principal amount of approximately $630,000 at December 31, 2008. This revolving note became effective December 18, 2008 and matures on December 15, 2009. Under the terms of the revolving note, we are obligated to pay interest on the outstanding principal amount monthly at an interest rate based on LIBOR plus 1.75%

It is an event of default under the notes if: (1) we fail to make any payment of principal or accrued interest when due, and such nonpayment remains uncured for a period of 10 days, (2) any of our representations or warranties in the note is materially inaccurate or misleading, (3) we fail to observe or perform any other term or condition of the note for a period of 30 days, (4) we dissolve, or merge or consolidate with a third party, or lease or sell a material part of our assets or business to a third party, (5) we fail to submit to the lender current financial information upon request, (6) a lien or other encumbrance becomes attached to our property, (7) in the judgment of the lender, a material adverse change occurs in our existing or prospective financial condition that may affect our ability to repay our obligations, or the lender deems itself insecure, (8) we declare bankruptcy, a bankruptcy petition is filed against us that is not dismissed within 30 days, we make an assignment for the benefit of creditors, we fail to generally pay our debts as such debts become due, or a receiver or similar official is appointed, (9) our nonpayment under any rate management obligation, and (10) we sell or transfer any of the collateral securing the loan, or the collateral securing the loan is destroyed, lost or damaged in any material respect.

It is an event of default under the mortgage if: (1) we fail to maintain hazard, earthquake, flood; business interruption, boiler and machinery or public liability insurance, or any other insurance on the property requested by our lender, (2) we fail to notify our lender of (a) any cancellation, reduction in amount or material change in our insurance coverage, (b) the assertion by any person of the power of eminent domain, (c) the following events: (i) fire causing damage in excess of $20,000, (ii) receipt of notice of condemnation, (iii) receipt of notice from a governmental authority regarding structure, use or occupancy, (iv) receipt of notice of alleged default from any holder of a lien or security interest in the property, (v) the commencement of any litigation affecting the property or (vi) the change in any occupancy of the property, (3) any of our representations or warranties under the mortgage are untrue or misleading in any respect, (4) a foreclosure proceeding is instituted with respect to the property, (5) we attempt to limit the loan indebtedness secured by the mortgage, as permitted under Ohio law, (6) any default occurs under any other obligation we may have to the lender, or (7) an event of default occurs under any other loan document. The loan documents provide that if an event of default occurs, the lender may declare the entire balance of the indebtedness immediately due and payable. If we are required to pay the entire balance, our cash would be significantly reduced, which could have an adverse effect on our short-term liquidity. The resulting reduction in our cash on hand could lead to a downgrade in our A.M. Best rating.

A decrease in the working capital and liquidity of our business may have an impact on our ability to meet debt service requirements.

If the working capital of our business were to decrease significantly due to an increase in accounts receivable or the loss of a significant number of employer groups, we may be forced to liquidate portfolio investments in order to meet debt service requirements which would result in a reduction of our investment income. If we were to experience a period of continuing operating losses and working capital were not restored to levels sufficient to meet our debt service requirements, we may need to use surplus cash for debt service, which could result in a material reduction in our capital and surplus balance. If the accounts receivable balances from certain employer groups are greater than 90 days past due, these accounts receivable become non-admitted assets for statutory accounting purposes, leading to a decrease in our capital and surplus balance. If our capital and surplus is lowered materially, the Ohio Department of Insurance may commence adverse regulatory action against us, ranging from requesting corrective action to assuming control of Dental Care Plus, and A.M. Best may consider lowering our financial strength rating.

Our business is highly concentrated in a limited geographic area and adverse economic conditions within the markets in which we do business could impair or reverse our growth trends and have a negative impact on our premium revenue and net income.

The operations of our subsidiaries are concentrated in the Southwestern Ohio, Northern Kentucky and Central Kentucky markets, although our primary operations are in Southwestern Ohio. A prolonged regional economic downturn could cause employers to stop offering dental coverage as an employee benefit or elect to offer dental on a voluntary, employee-funded basis as a means to reduce their operating costs. A decrease in employer groups offering dental on an employer sponsored basis could lead to a decrease in our membership, premium revenue and net income.

Dental services utilization by members of our fully-insured dental plans may be higher than expected, resulting in higher than anticipated healthcare services expense and a reduction in our net income.

The fully-insured dental plans offered by Dental Care Plus, our largest subsidiary, are pre-paid by participating employers in amounts based on our actuarial projections that are used to establish premium rates for such plans. As a result, the premiums received by Dental Care Plus from participating employers do not fluctuate based on quantity or cost of services utilized by members. We bear the risk that premiums we have established will not be adequate to cover the cost of services provided to members of our fully-insured dental HMO plan and our related operating expenses.

We engage a licensed consulting actuary to assist us in establishing and adjusting our claims payable liability. We attempt to control the cost of dental services through our provider fee schedule, which we increase from time to time. The ratio of our fully-insured healthcare services expense to fully-insured premium revenue, or healthcare expense ratio ("HER"), can fluctuate between approximately 77% and 81%. Given our insurance expense is approximately 18% of our premium revenue, our annual operating income is approximately 1% to 5% of premium revenue. The fluctuation in the HER ratio is primarily due to dental services utilization higher or lower than the level expected by management when the fully-insured premium rates are established. If we see an increase in dental services utilization, we increase the level of our claims payable liability and record a corresponding increase to healthcare services expense for the current period in order to ensure that the claims payable liability is adequate given this new level of dental services utilization. Based on our 2008 operating results, a 1% increase in dental services utilization above the anticipated level would translate into an increase in our claims payable liability of approximately $313,000 and a corresponding increase in healthcare services expense. Accordingly, our pre-tax income would decrease by this amount.

We incur additional expenses as a result of being a public company, which has a negative impact on our financial performance.

We incur significant legal, accounting, insurance and other expenses on an on-going basis as a result of being a public company. Compliance with securities laws, rules and regulations, including compliance with the Securities Exchange Act of 1934, Section 404 of the Sarbanes-Oxley Act of 2002 and SEC regulations thereunder, cause us to incur significant costs and expenses, including legal and accounting costs, and make some activities more time-consuming and costly. We will be required to engage our independent registered public accounting firm to attest to the effectiveness of our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and SEC regulations, and these expenses will negatively impact our net income in 2009 and beyond.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None

ITEM 2. PROPERTIES

We currently maintain our principal place of business at 100 Crowne Point Place, Sharonville, Ohio 45241, which is owned by our wholly-owned subsidiary, Dental Care Plus. We occupy approximately 60% of this property. The remaining amount, approximately 40%, is leased to third party tenants. We believe that our existing facility is adequate to support our business.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS

Each of our executive officers is appointed to serve a one-year term. Anthony A. Cook is the only executive officer that has an employment agreement with the Company.

The name and age of each of the present officers of the Company follows along with a brief professional biography.

Anthony A. Cook, MS, MBA, 58, President and Chief Executive Officer. Mr. Cook has been President, Chief Executive Officer and Director of Dental Care Plus since February 2001 and, upon reorganization of Dental Care Plus, also assumed this position for the Company. In November 2008, Mr. Cook became a Director of the Company. Mr. Cook has over 29 years of management experience in the health care industry. He has HMO experience as a Plan Administrator, the Director of Health Systems for the largest Blue Cross and Blue Shield HMO in Ohio, as well as the Executive Director of a provider owned health plan. Before arriving at Dental Care Plus, Mr. Cook assisted health care organizations in developing capabilities to succeed in a managed care environment. Mr. Cook has a bachelor's degree in psychology and a master's degree in guidance and counseling from Youngstown State University as well as a Master of Business Administration degree from Baldwin-Wallace College in Cleveland, Ohio.

Robert C. Hodgkins, Jr., CPA, MBA, 49, Vice President-Chief Financial Officer. Mr. Hodgkins has been Vice President-Chief Financial Officer of Dental Care Plus since July 2003 and, upon reorganization of Dental Care Plus, became Vice President-Chief Financial Officer of the Company. Previously, Mr. Hodgkins was a Senior Manager in the Cincinnati office of PriceWaterhouseCoopers LLP, specializing in financial management and consulting to the health care industry from 1997 through 2002. Mr. Hodgkins also was a Director in the Finance Division of Blue Cross Blue Shield of Massachusetts (BCBSMA) from 1995 through 1997. He is a Certified Public Accountant licensed in Ohio and a past President of the Southwestern Ohio Chapter of the Healthcare Financial Management Association. He holds a Bachelor of Science degree in Industrial Engineering from Northwestern University and a Master of Business Administration from the J.L. Kellogg Graduate School of Management at Northwestern.

In addition to the foregoing executive officers, Ann Young is a significant employee of the Company:

Ann Young, 46, Chief Sales and Marketing Officer. Ms. Young has been Chief Sales and Marketing Officer of the Company and Dental Care Plus since October 2004. Prior to joining the Company, Ms. Young managed her own consulting firm, COACHLOGIC, from 2002 to 2004. She was also Senior Vice President of sales and marketing at Emerald Health Network in Cleveland, Ohio from 1999 to 2002 and Vice President of National Sales at The Chandler Group from 1991 to 1998. Ms. Young is a graduate of Kent State University and holds dual degrees in psychology and business administration. She is an active member of the International Coach Federation, the International Association of Coaching, and the Greater Cincinnati Professional Coaches Association.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Redeemable Common Shares

There is no established public trading market for the Class A Redeemable Common Shares or Class B Redeemable Common Shares. In addition, there are significant restrictions contained in the Company's Code of Regulations on the ability to transfer the Class A and Class B Redeemable Common Shares.

Holders

As of December 31, 2008, there were 630 holders of Class A Redeemable Common Shares and 653 holders of Class B Redeemable Common Shares.

Dividend Policy

We have not declared or paid cash dividends. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our Class A Redeemable Common Shares or Class B Redeemable Common Shares.

See Item 12 under PART III for securities authorized for issuance under equity compensation plans.

Recent sales of unregistered securities

The Company sold no Class A or Class B redeemable common shares during the three months ended December 31, 2008.

Performance of Redeemable Common Shares

Pursuant to our Code of Regulations the Company's redeemable common shares are sold and repurchased by the Company at book value. The book value of the Company's redeemable common share were approximately $672, $601, $532, $518, and $461 at December 31, 2008, 2007, 2006, 2005, and 2004, respectively.

Purchases of Equity Securities

We repurchased and retired one Class A Redeemable Common Shares and 59 Class B Redeemable Common Shares during the three months ended December 31, as follows:

Period	Total Class A shares purchased	Total Class B shares purchased	Average price paid per share	Total Number of Shares Purchased as Part of a Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2008	0	24(a)	$632.47	0	N/A
November 1 – November 30, 2008	0	0	N/A	0	N/A
December 1 – December 31, 2008	1(a)	35(a)	$684.94	0	N/A

(a) Repurchased from provider shareholder retirees in accordance with the Company's obligations under its Amended and Restated Code of Regulations.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information for the Company and its subsidiaries for the years indicated. The financial information for the period prior to July 2, 2004 relates solely to Dental Care Plus. The financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this registration statement.

	2008	2007	2006	2005	2004
	(All amounts in thousands, except earnings per Redeemable Common Share.)				
Premium revenue	$66,207	$59,950	$51,587	$44,857(2)	$39,400(3)
Investment income	223	269	198	104	32
Other income	80	94	305	221	158
Net income on redeemable common shares	615	604	103	467	518
Total assets	35,521(1)	12,285	12,799	12,250(4)	9,688
Long-term obligations	1,140	1,576	1,631	1,889	1,675
Cash dividends declared	—	—	—	—	—
Basic earnings per redeemable common share	$ 72.71	$ 72.88	$ 12.59	$ 55.14	$ 60.90
Diluted earnings per redeemable common share	$ 72.71	$ 72.50	$ 12.59	$ 55.14	$ 60.90

(1) Total assets increased to approximately $35,521 in 2008 from approximately $12,285 in 2007, which is the result of the amendment of its fully-insured customer contracts to be non-cancelable by the Company.

(2) Includes approximately $1,237 from acquisition of Adenta, Inc. in June of 2005.

(3) The Company reorganized into a holding company structure in July of 2004 and Insurance Associates Plus, Inc. was formed in August of 2004.

(4) Total assets increased to approximately $12,250 in 2005 from approximately $9,668 in 2004 due to an increase in membership in our fully-insured and self-insured dental segments and the addition of the Adenta tangible and intangible assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Headquartered in Cincinnati, Ohio, Dental Care Plus Group offers to employer groups of all sizes dental HMO, dental PPO, dental indemnity and vision PPO benefit plans and related services. As of December 31, 2008, we had approximately 267,800 members in our dental and vision benefit programs with 2,206 dentists participating in our networks of providers.

We manage our business with three reportable segments: fully-insured dental, self-insured dental, and Corporate, All Other. Corporate, All Other consists primarily of certain corporate activities. Our dental HMO, PPO and indemnity products and our vision product line are marketed to employer groups. We identified our segments in accordance with Statement of Financial Accounting Standards ("SFAS") 131 "Disclosures About Segments of an Enterprise and Related Information" which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of employer groups and pricing, benefits and underwriting requirements.

The results of our fully-insured and self-insured dental segments are measured by gross profit. We do not measure the results of our Corporate, All Other segment. We do not allocate investment and other income, insurance expenses, or other assets or liabilities to our fully-insured and self-insured segments. These items are retained in our Corporate, All Other segment. Our segments do not share overhead costs and assets. We do, however, measure the contributions of each of our fully-insured and self-insured segments to costs retained in our Corporate, All Other segment.

Many factors have an impact on our results, but most notably our results are influenced by our ability to establish and maintain a competitive and efficient cost structure and to accurately and consistently establish competitive premiums, ASO fees, and plan benefit levels that are commensurate with our dental and administrative costs. Dental costs are subject to a high rate of inflation due to many forces, including new higher priced technologies and dental procedures, new dental service techniques and therapies, an aging population, lifestyle challenges including obesity and smoking, the tort liability system, and government regulations.

Profitability Strategy

Our strategy to drive profitability focuses on providing solutions for employers to the rising cost of dental care through leveraging our growing networks of participating dentists and deploying a variety of products that give employer groups and members more choices than only our dental HMO plans. Additionally, we have increased the diversification of our membership base, not only through our newer products, but also by entering new geographic territories. While we expect our dental PPO and indemnity products to be important drivers of growth in the years ahead, we expect to migrate a substantial number of members from those products to our flagship Dental Care Plus HMO products that have a broad provider network.

In our markets, there has been limited growth in recent years in the number of individuals enrolled in dental benefit plans. However, there has been a shift of membership out of the more expensive dental indemnity products into the dental PPO products that offer both less expensive in-network benefits and out-of-network benefits as well. At the same time, members have migrated away from dental HMO products with very limited provider networks. While these dental HMO products are the least expensive, employers and members have focused their attention on the dental PPO products that offer broad provider access with the cost control associated within a contracted provider network for the in-network portion of the dental services rendered.

In our original eight county service area, our non-exclusive dental HMO provider network includes approximately 94% of the dental providers in the market. In that market our dental HMO provides the broad provider access of a dental PPO along with effective utilization and cost control features. Because of the broad provider network, our fully-insured dental HMO is priced higher than other dental HMOs and has premium rates more equivalent to competitor dental PPOs.

We have experienced steady growth in membership and revenue in both the fully-insured and self-insured dental HMO product during the last five years. We attribute this growth to our broad provider network, competitive premium rates for our fully-insured business and ASO fees for our self-insured business, and our commitment to providing outstanding customer service to all of our constituencies (employer groups, members, insurance brokers, and dentists).

Healthcare services expense has increased for both the fully-insured dental segment and the self-insured dental segment. We have increased our provider fee schedule at the beginning of each of the last five years; these fee schedule increases contribute to an increase in the healthcare services expense on a per member per month basis.

The introduction of the DentaPremier dental indemnity product in 2003 created new business opportunities for us with employer groups in our original eight county service area. The introduction of the DentaSelect dental PPO product has been instrumental to our new sales in the Dayton, Ohio and Central Kentucky markets.

Insurance expenses increased significantly in 2006, 2007 and 2008 in connection with our expansion into Dayton, Ohio and Central Kentucky with new dental indemnity and dental PPO products. Other important factors that have an impact on our profitability are both the competitive pricing environment and market conditions. With respect to pricing, there is a tradeoff between sustaining or increasing underwriting margins versus increasing or decreasing enrollment. With respect to market conditions, economies of scale have an impact on our administrative overhead. As a result of a decline in preference for tightly-managed dental HMO products, dental costs have become increasingly comparable among our larger competitors. Product design and consumer involvement have become more important drivers of dental services consumption, and administrative expense efficiency is becoming a more significant driver of margin sustainability. Consequently, we continually evaluate our administrative expense structure and attempt to realize administrative expense savings through productivity gains.

Highlights

- We generated net income of approximately $615,000 for the year ended December 31, 2008 compared to net income of approximately $604,000 for the year ended December 31, 2007. The net income increase is primarily the result of increased membership, lower fully-insured healthcare service utilization and the shift of a large fully-insured employer group with high utilization to the self-insured arrangement.
- Our dental and vision products grew by approximately 22,800 members, or 9.3%, from 245,000 members at December 31, 2007 to 267,800 members at December 31, 2008. Our membership at December 31, 2008 includes approximately 21,700 members in our DentaSelect dental PPO offering.

We intend for the discussion of our financial condition and results of operations that follows to assist in the understanding of our financial statements and related changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain critical accounting principles and estimates have an impact on our financial statements.

Comparison of Results of Operations for 2008 and 2007

The following chart shows membership totals and revenues and expenses for our three business segments for the years ended December 31, 2008 and 2007 (in thousands, except for membership data and percentage change):

	2008	2007	CHANGE
Membership:			
Fully-insured dental	155,000	143,900	7.7%
Self-insured dental	98,100	84,300	16.4%
Corporate, All Other	14,700	16,800	(12.5)%
Total membership	267,800	245,000	9.3%
Premium revenue:			
Fully-insured dental	$ 40,321	$ 39,682	1.6%
Self-insured dental	25,451	19,768	28.7%
Corporate, All Other	435	500	(13.0)%
Total premium revenue	66,207	59,950	10.4%
Investment income:			
Corporate, All Other	223	269	(17.1)%
Other income:			
Corporate, All Other	80	94	(14.9)%
Healthcare service expense:			
Fully-insured dental	31,576	31,236	1.1%
Self-insured dental	22,014	6,916	30.1%
Total healthcare service expense	53,590	48,152	11.3%
Insurance expenses:			
Corporate, All Other	11,946	11,244	6.2%
Income tax expense:			
Corporate, All Other	359	313	14.7%

Summary

Net income available for redeemable common shares was approximately $615,000 and $604,000 for the years ended December 31, 2008 and 2007, respectively. Basic earnings per redeemable common share was $72.71 and $72.88 at December 31, 2008 and 2007, respectively. The increase in net income available for redeemable common shares primarily resulted from increased premium revenue and decreased insurance expense as a percentage of total premium revenue from 18.8% in 2007 to 18.0% in 2008, offset by an increase in total healthcare services expense as a percentage of total premium revenue from 80.3% in 2007 to 80.9% in 2008.

Membership

Our fully-insured membership increased approximately 11,100 in 2008. Our fully-insured dental HMO membership decreased approximately 2,600 members, or 1.9%, from 133,800 at December 31, 2007 to 131,200 at December 31, 2008. This membership decrease is attributable to the reduction of approximately 9,000 fully-insured dental HMO members due to the conversion of the membership of one employer group from our fully-insured dental HMO product to our self-insured dental HMO product effective January 1, 2008, offset by new fully-insured dental HMO sales in the Cincinnati and Northern Kentucky market of approximately 8,500 members. In addition, fully-insured dental HMO membership decreased by an additional 2,100 members due to a limited number of employer groups that did not renew their contracts with Dental Care Plus in the last 12 months. Our fully-insured indemnity membership increased by approximately 500 members, or 12.5%, from approximately 4,000 members at December 31, 2007 to approximately 4,500 members at December 31, 2008. In addition, our fully-insured dental PPO membership increased by approximately 13,200 members, from approximately 6,100 members at December 31, 2007 to approximately 19,300 members at December 31, 2008.

Our self-insured dental HMO membership increased approximately 13,800 members primarily due to the conversion of 9,000 members of one employer group from our fully-insured dental HMO product to our self-insured dental HMO product effective January 1, 2008. The remaining 4,800 member increase was the result of our adding a number of large new self-insured groups in Southwestern Ohio and Northern Kentucky. As of January 1, 2009, one self-insured employer group that represented approximately 6% of the Company's total revenue in 2008 elected not to renew its contract with the Company. However, the Company has replaced the majority of this membership loss with new fully-insured membership effective January 1, 2009.

Dental indemnity membership underwritten by a third party insurance carrier increased by approximately 400 members, or 50.0%, from approximately 800 members at December 31, 2007 to approximately 1,200 members as of December 31, 2008. Dental PPO membership underwritten by a third party insurance carrier decreased by approximately 6,900 members, or 75.0%, from approximately 9,200 members at December 31, 2007 to approximately 2,300 members at December 31, 2008. Fully-insured vision membership increased by approximately 4,200 members, or 60.9%, from approximately 6,900 members at December 31, 2007 to approximately 11,100 members at December 31, 2008.

Revenue

	Fully-Insured Change	New Sales Volume	Volume to Self-Insured
Claims Change—Volume	$612,000	$5,096,000	$(4,484,000)
		Renewal and New Sales Rate Change	**Rate Change due to Volume moved to Self-Insured**
Claims Change—Rate	$ 27,000	$ 666,000	$ (639,000)

Fully-insured dental premium increased approximately $639,000 in 2008. Approximately $612,000 of this premium revenue increase is attributable to net membership volume increases in the fully-insured dental product lines. New fully-insured sales resulted in an increase in fully-insured premium revenue of approximately $5.1

million in 2008 that was offset by a decrease in fully-insured revenue of approximately $4.5 million due to the conversion of employer groups to the self-insured product line in 2007 and 2008. Approximately $27,000 of this premium revenue increase is associated with fully-insured dental premium rates during 2008. Fully-insured premium revenue increased by approximately $666,000 as a result of higher premium rates in 2008 on new sales and employer group renewals. This increase was offset by a decrease in premium revenue of approximately $639,000 due to the shift of employer groups with higher than average premium rates to the self-insured product.

Fully-insured dental HMO premium revenue decreased approximately $2,348,000 in 2008. This decrease is primarily due to the shift of employer groups to the self-insured dental HMO product in 2008 that were in the fully-insured dental HMO product in 2007, offset by the 2008 new sales of the fully-insured dental HMO product discussed above. Fully-insured dental indemnity premium revenue increased by approximately $918,000, or 335.0%, from approximately $274,000 in 2007 to approximately $1,192,000 in 2008. In 2006, the Company entered into a quota share group dental reinsurance agreement with a third party insurance company. The third party insurance company has agreed to indemnify the Company relative to its share of the insurance risk. This group dental reinsurance agreement that expired May 31, 2008 applied to certain group dental PPO policies underwritten by DCP in our expansion market. The fully-insured PPO premium revenue for the portion retained by DCP increased $2,067,000, or 226.4%, from approximately $913,000 in 2007 to approximately $2,980,000 in 2008.

Total self-insured revenue increased approximately $5,683,000 in 2008. This increase is attributable to the 24.2% increase in self-insured dental member months, an increase in self-insured ASO fee rates and a 3.7% increase in self-insured claim revenue on a per member per month basis in 2008 as compared to 2007. The self-insured segment revenue has two components:

Self-Insured Claim Revenue—Self-insured claim revenue increased approximately $5,378,000, or 28.7%, from approximately $18,724,000 in 2007 to approximately $24,102,000 in 2008. This increase is due to the 24.2% increase in self-insured dental member months along with a 3.7% increase in self-insured claim revenue on a per member per month basis in 2008 as compared to 2007.

Self-Insured ASO Fees—Self-insured ASO fees increased approximately $305,000, or 29.2%, from approximately $1,044,000 in 2007 to approximately $1,349,000 in 2008. These increases are primarily attributable to the 24.2% increase in self-insured dental member months and a significant increase in the average self-insured ASO fee rates. We provide administrative and claims processing services, benefit plan design, and access to our provider networks for an administrative fee, generally to self-insured groups. Our ASO fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups.

Corporate, All Other premium revenue is primarily derived from the non-DCP dental indemnity product, dental PPO product and vision product underwritten by third party insurance carriers. In aggregate, Corporate, All Other premium revenue decreased by approximately $65,000, or 13.0%, from approximately $500,000 in 2007 to approximately $435,000 in 2008. During the first nine months of 2007, the dental indemnity product was underwritten by a third party insurance carrier and we were paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These dental indemnity administrative fees were approximately $124,000 for 2007 and approximately $42,000 for 2008. Our other dental PPO product is underwritten by third party insurance carriers and we are paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These dental PPO administrative fees decreased by approximately $21,000, or 11.5%, from approximately $182,000 in 2007 to approximately $161,000 in 2007. In addition, our fully-insured vision product is underwritten by a third party insurance carrier and we are paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These vision product administrative fees decreased by approximately $59,000, or 36.2%, from approximately $163,000 in 2007 to approximately $104,000 in 2008.

Investment Income

Investment income decreased approximately $46,000, or 17.1%, from approximately $269,000 in 2007 to approximately $223,000 in 2008. This decrease is primarily attributable to a decrease in prevailing interest rates during 2008.

Other Income

Other income decreased approximately $14,000 in 2008. Dental provider network leasing revenue decreased approximately $15,000 in 2008 from approximately $28,000 in 2007 to approximately $13,000 in 2008 primarily due to the conversion of fully-insured dental PPO membership policies underwritten by Dental Care Plus, Inc. in 2008. Rental revenue earned from leasing a portion of the office building owned by our subsidiary Dental Care Plus decreased by approximately $11,000, or 19.0%, from approximately $58,000 in 2007 to approximately $47,000 in 2008 due to a vacancy in a portion of the office building in 2008. These decreases in other income were offset by certain increases in other income of approximately $12,000.

Healthcare Service Expenses

	Fully-Insured Change	New Sales Volume	Volume to Self-Insured
Claims Change—Volume	$ 481,000	$4,010,000	$ (3,529,000)
		Renewal and New Sales Rate Change	**Rate Change due to Volume moved to Self-Insured**
Claims Change—Rate	$(141,000)	$ 345,000	$ (486,000)

Fully-insured healthcare services expense increased approximately $340,000 in 2008. Approximately $481,000 of this healthcare service expense is attributable to net membership volume increases in the fully-insured dental product lines. New fully-insured sales resulted in an increase in fully-insured healthcare services expense of approximately $4.0 million in 2008 that was offset by a decrease in fully-insured revenue of approximately $3.5 million due to the conversion of employer groups to the self-insured product line in 2007 and 2008. This increase was offset by a decrease in healthcare services expense of approximately $141,000 due to a decrease in healthcare services expense on a per member per month basis. Fully-insured healthcare services expense increased by approximately $345,000 as a result of higher healthcare services expense for existing and new business. This increase was offset by a decrease in healthcare services expense of approximately $486,000 due to the shift of employer groups with higher than average healthcare services expense per member per month to the self-insured product.

Fully-insured dental HMO healthcare services expense decreased by approximately $2,283,000, or 7.6%, from approximately $30,236,000 in 2007 to approximately $27,953,000 in 2008. This decrease is primarily attributable to the 6.6% decrease in fully-insured dental HMO member months in 2008 compared to 2007 and a slight decrease in utilization on a per member per month basis and a less expensive mix of services provided in 2008 compared to 2007 primarily due to the shift of employer groups with higher than average healthcare services expense on a per-member-per-month basis out of the fully-insured product line. The fully-insured Dental Care Plus dental indemnity product was introduced in the fourth quarter of 2007. The fully-insured Dental Care Plus dental indemnity healthcare services expense increased by approximately $841,000, or 346.1%, from $243,000 in 2007 to approximately $1,084,000 in 2008. The fully-insured Dental Care Plus dental PPO healthcare services expense for the portion of the risk retained by DCP increased by approximately $1,781,000, or 235.0%, from approximately $758,000 in 2007 to approximately $2,539,000 in 2008.

Self-insured healthcare services expense increased in 2008. This increase is attributable to both the 24.2% increase in self-insured dental HMO member months in 2008 compared to 2007, the provider fee schedule increase implemented at the beginning of 2008, and the shift of employer groups with higher than average healthcare services expense on a per-member-per-month basis into the self-insured product line.

Corporate, All Other healthcare services expense is not recognized by the Company due to the fact that our other dental indemnity, dental PPO and vision PPO products are underwritten by third party insurance carriers.

Reinsurance

In the normal course of business, the Company ceded portions of its written premium revenue. As such, the Company limits its loss exposure to that portion of the insurable risk that it retains. However, if a reinsurer fails to honor its obligations, the Company could suffer additional losses as the reinsurance contracts do not relieve the Company of its obligations to policyholders. The Company terminated its reinsurance contracts effective May 31, 2008. Dental insurance premiums ceded were approximately $121,000, $228,000 and $13,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The healthcare services expense ceded was approximately $106,000, $189,000 and $10,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company has approximately $5,000 and $27,000 of reinsurance recoverable and prepaid reinsurance premium net of reinsurance payable as of December 31, 2008 and 2007, respectively.

Insurance Expenses

Consolidated insurance expenses increased approximately $702,000 in 2008. Total insurance expenses as a percentage of total premium revenue, or the insurance expense ratio, was 18.0% for 2008, decreasing 80 basis points from the 2007 ratio of 18.8%. Salaries and benefits increased by approximately $271,000, or 6.6%, due to staff pay increases implemented in 2008 and the addition of one full-time employee in the claims and customer service department. Commissions expense increased approximately $150,000, or 6.3%, primarily due to the increases in membership. Advertising expense for 2008 increased by approximately $128,000, or 45.9%, compared to 2007. This increase was primarily due to a significant advertising campaign in the Louisville, Kentucky market during 2008. Depreciation and amortization expense for 2008 increased approximately $41,000, or 10.1%, compared to 2007. This increase was due primarily to the purchase of new depreciable equipment and computer software in 2008. In 2008, board of directors expense increased approximately $59,000, or 11.3%, as a result of director compensation increases. Interest expense decreased $26,000, or 27.4%. The decrease is primarily attributable to a decrease in the interest expense associated with our capital lease and mortgage obligations as these obligations decreased. The remaining amount of approximately $79,000 is due to various operating expense increases in 2008 as compared to 2007.

Income Taxes

Our effective tax rate for 2008 of 36.8% increased 2.7% compared to the 34.1% effective tax rate in 2007. Our 2008 effective tax rate was higher than the federal statutory rate due to applicable state and local taxes. In addition, in 2007 the Company had a one time decrease due to the change in the FIN 48 liability due to settlement of state income taxes and the elimination of certain non-deductible reorganization costs associated with acquiring the Dental Care Plus Life Insurance license. See Note 5 to the consolidated financial statements included in Item 8-Financial Statements and Supplementary Data for a complete reconciliation of the federal statutory rate to the effective tax rate.

Comparison of Results of Operations for 2007 and 2006

The following chart shows membership totals and revenues and expenses for our three business segments for the years ended December 31, 2007 and 2006 (in thousands, except for membership data and percentage change):

	2007	2006	CHANGE
Membership:			
Fully-insured dental	143,900	138,100	4.2%
Self-insured dental	84,300	62,500	34.9%
Corporate, All Other	16,800	16,100	4.3%
Total membership	245,000	216,700	13.1%
Premium revenue:			
Fully-insured dental	$ 39,682	$ 37,710	5.2%
Self-insured dental	19,768	13,485	46.6%
Corporate, All Other	500	392	27.6%
Total premium revenue	59,950	51,587	16.2%
Investment income:			
Corporate, All Other	269	198	35.9%
Other income:			
Corporate, All Other	94	305	(69.2)%
Healthcare service expense:			
Fully-insured dental	31,236	30,218	3.4%
Self-insured dental	16,916	11,808	43.3%
Corporate, All Other	0	0	0 %
Total healthcare service expense	48,152	42,026	14.6%
Insurance expenses:			
Corporate, All Other	11,244	9,875	13.9%
Income tax expense:			
Corporate, All Other	313	86	264.0%

Summary

Net income available for redeemable common shares was approximately $604,000 and $103,000 for the years ended December 31, 2007 and 2006, respectively. Basic earnings per redeemable common shares was $72.88 and $12.59 at December 31, 2007 and 2006, respectively. The increase in net income available for redeemable common shares primarily resulted from a decrease in total healthcare services expense as a percentage of total premium revenue from 81.5% in 2006 to 80.3% in 2007 and offset by increased insurance expenses.

Membership

Our fully-insured membership increased by approximately 5,800 in 2007. Our fully-insured dental HMO membership decreased approximately 3,400 members, or 2.5%, from 137,100 at December 31, 2006 to 133,700 at December 31, 2007. This membership decrease is attributable to the reduction of approximately 14,900 fully-insured dental HMO members due to the conversion of two employer groups from our fully-insured dental HMO product to our self-insured dental HMO product effective July 1, 2007, offset by new fully-insured dental HMO sales in the Cincinnati/Northern Kentucky market of approximately 14,000 members. In addition, fully-insured dental HMO membership decreased by an additional 2,500 members due to a limited number of employer groups that did not renew their contracts with Dental Care Plus in the last 12 months. With the conversion of dental indemnity membership to be underwritten by Dental Care Plus during 2007, we had approximately 4,000 fully-insured indemnity members at December 31, 2007. In addition, our fully-insured dental PPO membership increased by approximately 5,100 members, from approximately 1,000 members at December 31, 2006 to approximately 6,100 members at December 31, 2007.

Our self-insured dental HMO membership increased by approximately 21,800 members in 2007 primarily due to the conversion of 14,900 members of two employer groups from our fully-insured dental HMO product to our self-insured dental HMO product effective July 1, 2007. The remaining 6,900 member increase was the result of our adding a number of large new self-insured groups in Southwestern Ohio and Northern Kentucky.

Corporate, All Other membership increased by approximately 700 members, or 4.3%, from approximately 16,100 members at December 31, 2006 to approximately 16,800 members at December 31, 2007. Dental indemnity membership underwritten by a third party insurance carrier decreased by approximately 2,900 members, or 78.4%, from approximately 3,700 members at December 31, 2006 to approximately 800 members as of December 31, 2007. This decrease is attributable to the shift of these dental indemnity members to a fully-insured product underwritten by Dental Care Plus. Dental PPO membership underwritten by a third party insurance carrier increased by approximately 1,300 members, or 16.5%, from approximately 7,900 members at December 31, 2006 to approximately 9,200 members at December 31, 2007. Fully-insured vision membership increased by approximately 2,400 members, or 53.3%, from approximately 4,500 members at December 31, 2006 to approximately 6,900 members at December 31, 2007.

Revenue

	Fully-Insured Change	New Sales Volume	Volume to Self-Insured	Adenta Volume
Revenue Change—Volume	$1,911,000	$4,810,000	$(2,531,000)	$(368,000)
Revenue Change—Rate	$ 61,000			

Fully-insured dental premium increased approximately $1,972,000 in 2007. Approximately $1.9 million of this premium revenue increase is attributable to net membership volume increases in the fully-insured dental product lines. New fully-insured sales resulted in an increase in fully-insured premium revenue of approximately $4.8 million in 2007 that was offset by a decrease in fully-insured revenue of approximately $2.5 million due to the conversion of employer groups to the self-insured product line in 2007 and 2008 and a decrease of approximately $368,000 in the Adenta fully-insured premium revenue. Approximately $61,000 of this premium revenue increase is associated with fully-insured dental premium rates during 2008.

Fully-insured dental HMO premium revenue increased approximately $838,000, or 2.2%, in 2007 as compared to 2006. Approximately $652,000 of this premium revenue increase is attributable to net membership volume increases in the dental HMO product line. Approximately $554,000 of this premium revenue increase is associated with dental HMO premium rate increases negotiated with employer groups at their annual renewals. These increases were offset by a decrease in Adenta premium revenue of approximately $368,000 during 2007 as the Adenta membership transferred to our dental PPO product or to another dental carrier. With the conversion of most of our dental indemnity membership to be underwritten by Dental Care Plus during 2007, the majority of the dental indemnity product is now underwritten by Dental Care Plus. In 2007, our fully-insured dental indemnity premium was approximately $274,000. Our fully-insured dental PPO premium revenue increased by $879,000, or 406.9%, from approximately $216,000 in 2006 to approximately $1,095,000 in 2007. The DCP fully-insured dental PPO was introduced in the third quarter of 2006. In 2006, the Company entered into a quota share group dental reinsurance agreement with a third party insurance company. The third party insurance company has agreed to indemnify DCP relative to its share of the insurance risk. This group dental reinsurance agreement applies to certain group dental PPO policies underwritten by DCP in our expansion markets. The fully-insured PPO premium revenue for the portion retained by DCP increased by approximately $860,000, from approximately $53,000 in 2006 to approximately $913,000 in 2007.

Total self-insured revenue increased approximately $6,283,000 in 2007. This increase is attributable to the 34.9% increase in self-insured HMO membership, an increase in self-insured ASO fee rates and a provider fee schedule increase implemented at the beginning of 2007 that contributed to the 6.0% increase in self-insured claim revenue on a per member per month basis. The self-insured segment revenue has two components:

Self-Insured Claim Revenue—Self-insured claim revenue increased approximately $5,970,000, or 46.8%, from approximately $12,754,000 in 2006 to approximately $18,724,000 in 2007. This increase is due to the 34.9% increase in self-insured dental HMO membership along with a 6.0% increase in self-insured claim revenue on a per member per month basis in 2007 as compared to 2006.

Self-Insured ASO Fees—Self-insured ASO fees increased approximately $313,000, or 42.8%, from approximately $731,000 in 2006 to approximately $1,044,000 in 2007. These increases are primarily attributable to the 34.9% increase in self-insured HMO membership and a significant increase in the average self-insured ASO fee rates. We provide administrative and claims processing services, benefit plan design, and access to our Dental Care Plus provider network for an administrative fee, generally to self-insured groups. Our ASO fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups.

Corporate, All Other premium revenue is derived from the non-DCP dental indemnity product, dental PPO product and vision product underwritten by third party insurance carriers. In aggregate, Corporate, All Other premium revenue increased approximately $108,000 in 2007. During the first nine months of 2007, the dental indemnity product was underwritten by a third party insurance carrier and we were paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These dental indemnity administrative fees were approximately $124,000 for the years ended December 31, 2006 and 2007. Our other dental PPO product is underwritten by third party insurance carriers and we are paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These dental PPO administrative fees increased by approximately $18,000, or 11.0%, from approximately $164,000 in 2006 to approximately $182,000 in 2007. In addition, our fully-insured vision product is underwritten by a third party insurance carrier and we are paid a portion of its premium in the form of administrative fees that cover our related costs and broker commissions. These vision product administrative fees increased by approximately $65,000, or 66.3%, from approximately $98,000 in 2006 to approximately $163,000 in 2007.

Investment Income

Investment income increased approximately $71,000, or 35.9%, from approximately $198,000 in 2006 to approximately $269,000 in 2007. This increase is primarily attributable to a shift of funds from short term to higher yield long term investments, higher interest bearing cash balances, and an increase in prevailing interest rates during 2007.

Other Income

Other income decreased approximately $211,000, or 69.2% in 2007 as compared to 2006. Dental provider network leasing revenue decreased approximately $185,000 in 2007 from approximately $213,000 in 2006 to approximately $28,000 in 2007 primarily due to the loss of the revenue associated with the Humana provider network lease with Adenta that was terminated in the third quarter of 2006. Rental revenue earned from leasing a portion of the office building owned by our subsidiary Dental Care Plus decreased by approximately $34,000, or 37.0%, from approximately $92,000 in 2006 to approximately $58,000 in 2007 due to a vacancy in a portion of the office building in 2007.

Healthcare Service Expenses

	Fully-Insured Change	New Sales Volume	Volume to Self-Insured	Adenta Volume
Claims Change—Volume	$1,532,000	$3,805,000	$(2,028,000)	$(245,000)
Claims Change—Rate	$ (513,000)			

Fully-insured healthcare services expense increased approximately $1,019,000 in 2007. Approximately $1.5 million of this healthcare service expense is attributable to net membership volume increases in the fully-insured dental product lines. New fully-insured sales resulted in an increase in fully-insured healthcare services expense of approximately $3.8 million in 2007 that was offset by a decrease in fully-insured revenue of approximately $2.0 million due to the conversion of employer groups to the self-insured product line in 2007. The fully-insured healthcare services expense attributable to the Adenta membership was approximately $245,000 for 2006. There was no healthcare services expense attributable to Adenta membership in the 2007. The increase in healthcare services expense due to net volume increases was offset by a decrease in healthcare services expense of approximately $513,000 due to the shift of employer groups with higher than average healthcare services expense per member per month to the self-insured product.

Fully-insured dental HMO healthcare services expense decreased by approximately $58,000, or 0.2%, from approximately $30,178,000 in 2006 to approximately $30,236,000 in 2007. This decrease is primarily attributable to the 0.8 increase in fully-insured dental HMO member months in 2007 compared to 2006 and a slight decrease in utilization on a per member per month basis and a less expensive mix of services provided in 2007 compared to 2006 primarily due to the shift of employer groups with higher than average healthcare services expense on a per-member-per-month basis out of the fully-insured product line. The fully-insured Dental Care Plus dental indemnity product was introduced in the fourth quarter of 2007. The fully-insured Dental Care Plus dental indemnity healthcare services expense increased by approximately $243,000, from $0 in 2006 to approximately $243,000 in 2007. The fully-insured Dental Care Plus dental PPO product was introduced in the third quarter of 2006 and the fully-insured Dental Care Plus dental indemnity product was introduced in the fourth quarter of 2007. The fully-insured Dental Care Plus dental PPO healthcare services expense for the portion of the risk retained by DCP increased by approximately $718,000, from approximately $40,000 in 2006 to approximately $758,000 in 2007.

Self-insured healthcare services expense increased approximately $5,108,000 in 2007. This increase is attributable to both the 34.9% increase in self-insured dental HMO membership, the provider fee schedule increase implemented at the beginning of 2007, and the shift of the two employer groups with higher than average healthcare services expense on a per-member-per-month basis into the self-insured product line.

Corporate, All Other healthcare services expense is not recognized by the Company due to the fact that our other dental indemnity, dental PPO and vision PPO products are underwritten by third party insurance carriers.

Reinsurance

In the normal course of business, the Company ceded portions of its written premium revenue. As such, the Company limits its loss exposure to that portion of the insurable risk that it retains. Dental insurance premium ceded was approximately $228,000 in 2007. The healthcare services expense ceded was approximately $189,000 in 2007. As of December 31, 2007 the Company has approximately $26,500 of reinsurance recoverable and prepaid reinsurance premium net of reinsurance payable, which is included in accounts receivable.

Insurance Expenses

Consolidated insurance expenses increased approximately $1,369,000, or 13.9%, from approximately $9,875,000 in 2006 to approximately $11,244,000 in 2007. Total insurance expenses as a percentage of total premium revenue, or the insurance expense ratio, was 18.8% for 2007, decreasing 30 basis points from the 2006 ratio of 19.1%. Salaries and benefits increased by approximately $676,000 due to the addition of sales & marketing and provider relations staff for the expansion in the Dayton, Louisville and Lexington markets as well as additional operational and finance staff to support our expanded activities. Commissions expense increased approximately $525,000 primarily due to the increases in membership. Depreciation and amortization expense for 2007 decreased approximately $211,000, or 34.2%, compared to 2006. These decreases were due primarily to a decrease in the amortization of the identifiable assets acquired in the acquisition of Adenta after the write down of the intangible asset associated with the Adenta network lease contract with Humana Dental in July of 2006. In 2007, board of directors expense increased approximately $180,000, or 52.3%, from approximately $344,000 in 2006 to approximately $524,000 in 2007 as a result of director compensation increases and additional board committee meetings. Interest expense decreased $26,000, or 21.5%, from approximately $121,000 in 2006 to approximately $95,000 in 2007. The decrease is primarily attributable to a decrease in the interest expense associated with our capital lease and mortgage obligations as these obligations decreased. The remaining amount of approximately $225,000 is due to various operating expense increases in 2007 as compared to 2006.

Income Taxes

Our effective tax rate for 2007 of 34.1% decreased 11.4% compared to the 45.5% effective tax rate in 2006. Our 2007 effective tax rate is lower than the federal statutory rate due to a decrease in applicable state and local taxes, change in the FIN 48 liability due to settlement of state income taxes and the elimination of certain non-deductible reorganization costs associated with acquiring the Dental Care Plus Life Insurance license that were no longer applicable during 2007. See Note 5 to the consolidated financial statements included in Item 8-Financial Statements and Supplementary Data for a complete reconciliation of the federal statutory rate to the effective tax rate.

Liquidity and Capital Resources and changes in Financial Condition

Our primary sources of cash are premiums, ASO fees, investment and other income, as well as the proceeds from the sale or maturity of our investment securities and from borrowings. Our primary uses of cash include disbursements for claims payments, selling, general and administrative expenses, interest expense, taxes, purchases of investment securities, capital expenditures, acquisitions, redeemable common shares redemptions, and payments on borrowings. Because premiums are collected in advance of claims payments, our business should normally produce positive cash flows during a period of increasing enrollment. Conversely, cash flows would be negatively impacted during a period of shrinking enrollment. Cash increased approximately $265,000, or 11.7%, for the year ended December 31, 2008 to approximately $2.5 million at December 31, 2008 from approximately $2.3 million at December 31, 2007. Cash decreased approximately $2.9 million or 55.8%, to approximately $2.3 million at December 31, 2007 from approximately $5.2 million at December 31, 2006. The change in cash for the years ended December 31, 2008, 2007 and 2006 is summarized as follows (in thousands):

	2008	2007	2006
Net cash provided by (used in) operating activities	$ 1,660	$ (398)	$ 1,399
Net cash used in investing activities	(1,642)	(2,365)	(1,043)
Net cash provided by (used) in financing activities	247	(182)	(519)
Increase (decrease) in cash	$ 265	$(2,945)	$ (163)

Cash flow from Operating Activities

In 2008, we generated approximately $1,660,000 of cash in operating activities. This level of cash flow from operating activities is consistent with the cash flow generated from operating activities in 2006. We realized net income of approximately $615,000. In addition to our 2008 net income, we recognized depreciation and amortization of approximately $446,000. With the conversion of our fully-insured employer group contracts to be non-cancelable by the Company, there was an increase in unearned premium of approximately $20.9 million that was offset by an increase in accounts receivable of approximately $20.8 million. Other sources of cash include: an increase in deferred income taxes, a decrease in accounts receivable, an increase in claims payable, an increase in accounts payable and other accrued expenses, an increase in deferred compensation and other minor changes to operating assets and liabilities totaling approximately $1,701,000. These sources of operating cash were offset by an increase in deferred policy acquisition costs of approximately $1,196,000.

In 2007, we used approximately $398,000 of cash in operating activities mainly due to the reduction of our claims payable liability that resulted from the payment of the majority of our dental claims inventory at the end of 2007. We realized net income of approximately $604,000. In addition to our 2007 net income, we recognized depreciation and amortization of approximately $405,000. Other sources of cash include: increases in our unearned premium, other payables and deferred compensation totaling approximately $598,000. These sources of operating cash were offset by a decrease in our claims payable liability of approximately $1.5 million due to the payments to dental providers on December 31, 2007 that reduced our inventory of reported claims in process, increases in accounts receivable, accrued investment income and other assets totaling approximately $339,000, and deferred income taxes of approximately $144,000.

In 2006, we generated approximately $1.4 million of cash by operating activities and realized net income of approximately $103,000. In addition to our 2006 net income, we recognized depreciation and amortization of approximately $616,000. Other sources of cash include: increases in our other assets, claims payables, other payables and deferred compensation totaling approximately $964,000. These sources of operating cash were offset by a decrease in our unearned premium revenue of approximately $132,000 and increases in accounts receivable, accrued investment income and deferred income taxes totaling approximately $152,000.

Cash flow from Investing Activities

In 2008, we invested approximately $321,000 in building improvements, office equipment and computer equipment and software. Our investment in a new telephone system represented approximately $133,000 of this amount. Also in 2008, approximately $18.9 million of our investments in FDIC insured certificates of deposit and money market funds either matured or were liquidated to fund operations. We also invested approximately $20.2 million in additional FDIC insured certificates of deposit and money market funds.

In 2007, we invested approximately $137,000 in building improvements, office equipment and computer equipment. Also in 2007, approximately $18.0 million of our investments in FDIC insured certificates of deposit and money market funds either matured or were liquidated to fund operations. We also invested approximately $20.2 million in additional FDIC insured certificates of deposit and money market funds.

In 2006, we invested approximately $160,000 in building improvements, office equipment and computer equipment. During 2006, we completed the required net asset valuation analysis for the Adenta acquisition in 2005, and the Company and the representatives of the former Adenta shareholders negotiated an agreement whereby the former Adenta shareholders were paid an additional cash consideration of $25,000. Also in 2006, approximately $3.1 million of our investments in FDIC insured certificates of deposit and money market funds either matured or were liquidated to fund operations. We also invested approximately $4.0 million in addition FDIC insured certificates of deposit and money market funds.

Cash flow from Financing Activities

In 2008, we executed a revolving note with a commercial bank in the amount of $650,000 collateralized by a second mortgage on the office building owned by Dental Care Plus, Inc. As of December 31, 2008, there was a principal balance outstanding of $630,000 related to this revolving note. In 2008, we paid $120,000 of our outstanding mortgage balance and approximately $224,000 in capital lease payments for our dental administration software. During 2008, we repurchased redeemable common shares with a value of approximately $68,000, which was offset by the issuance of redeemable commons shares with a value of approximately $28,000.

In 2007, we paid $120,000 of our outstanding mortgage balance, approximately $210,000 in capital lease payments for our dental administration software, and approximately $55,000 of the principal balance of the Adenta debt assumed in 2005. During 2007, we repurchased redeemable common shares with a value of approximately $62,000, which was offset by the issuance of redeemable commons shares with a value of approximately $266,000. There were no new financing commitments executed in 2007.

In 2006, we paid $120,000 of our outstanding mortgage balance, $198,000 in capital lease payments for our dental administration software, and $95,000 of the principal balance of the Adenta debt assumed in 2005. During 2006, we repurchased redeemable common shares with a value of approximately $141,000, which was partially offset by the issuance of redeemable commons shares with a value of approximately $35,000. There were no new financing commitments executed in 2006.

Our mortgage note matures in June 2013. The note requires us to make principal payments of $10,000 per month, and bears interest at a variable rate of 30-day LIBOR plus 1.75%. Our revolving note matures on December 15, 2009 and requires us to make monthly interest payments at a variable rate of 30-day LIBOR plus 1.75%.

Provider Withhold Payments

In most cases, the fees of our participating providers for covered dental services under the dental HMO are subject to a 10% withhold by us. Accordingly, our dental HMO network providers are paid 90% of the agreed fees for covered services as set forth on applicable fee schedule. The amounts withheld are not retained in a separate fund and we have no obligation to pay any portion of the amounts withheld to the providers. The dental providers have no vested rights in the amounts withheld unless our Board of Directors authorizes any amounts withheld to be paid to the providers, and then vesting is only to the extent of such amounts authorized to be paid. Once authorized for payment by the Board, such amounts are recorded as claims payable liabilities until paid.

In December of each year our Board evaluates the projected pre-tax income of our dental HMO plans, capital and surplus requirements prescribed by the Ohio Department of Insurance and factors impacting our A.M. Best financial strength rating, such as the ratio of our projected fully-insured premium revenue to our projected capital and surplus level. In addition, the Board considers the capital expenditures needed to support strategic objectives for the coming years (such as the implementation of the new dental plan administration system, expansion of office space and acquisition of office equipment for new employees) and our estimated federal income tax liability. After considering these and any other factors deemed relevant, the Board determines the amount of the provider withhold that may be paid to participating dental providers, if any. Each participating dental provider's share of the provider withhold payment is based on the proportionate amount of claims submitted by such participating dental provider in relation to the total claims submitted by all participating dental providers in a given year, expressed as a percentage, and is not related to or dependent upon any such provider's holdings of shares in the Company. Payments authorized by the Board are accrued in the fourth quarter of the fiscal year. The Board authorized amounts of return of withhold amounting to $464,000, $650,000 and $900,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Based on historical experience, the Board may authorize an aggregate provider withhold payment between 0% and 45% of the approximate $5.3 million provider withhold expected for 2009, or a maximum of $2.4 million. We also expect that the Board may authorize aggregate provider withhold payments for calendar years 2010 through 2012 in amounts between 0% and 45% of the total provider withhold amounts for those years and that the level of provider withhold payments for 2010 through 2012 could be greater than 45% depending upon the Company's performance. However, the Board will not authorize an aggregate provider withhold payment for any year that would result in an operating loss for the year in review. These forecasted amounts are based on projections of future claims revenues and certain planning assumptions and estimates currently being made with respect to future application of the factors historically considered by the Board in making its determination to authorize the payment of withhold amounts. These planning assumptions reflect management's current expectations and views about future events and are subject to risks, uncertainties and other factors that could cause actual withhold payment amounts to differ materially from these stated assumptions. Important factors that could cause actual results to differ materially from those being planned for, include, among others: claims exceeding or not meeting our estimates, a threatened or actual downgrade in our financial strength rating, the loss of a significant customer or broker, the loss of a large employer group and an unexpected increase or decrease in dental service utilization by our dental members.

Contractual Obligations and Other Commitments

A summary of our future commitments as of December 31, 2008 is as follows:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt and interest (1)	$ 193,643	$357,574	$843,160	—	$1,394,377
Revolving note and interest	649,161	—	—	—	649,161
Capital lease and interest	19,350	—	—	—	19,350
Operating Leases	174,705	185,614	—	—	360,319
Claims Payable	2,631,070	—	—	—	2,631,070
Total	$3,667,929	$543,188	$843,160	—	$5,054,277

(1) Our swap interest payments are based on a fixed rate of 4.95%. We estimate that we will receive swap interest payments totaling approximately $82,000 based on a variable rate of LIBOR plus 1.75% or 3.19%, as of December 31, 2008.

Off-balance sheet Arrangements

At December 31, 2008, future approximate minimum annual lease payments under non-cancelable operating leases are as follows: 2009—$175,000; 2010—$151,000, and 2011—$34,000.

Financial Condition

Our consolidated cash and short term investments were approximately $8.2 million at December 31, 2008. Our consolidated cash and short term investments increased by approximately $1,800,000 from approximately $6.4 million as of December 31, 2007.

This increase in cash and short term investments from December 31, 2007 to December 31, 2008 is primarily due to the cash generated by operating activities of $1,660,000 and the net cash generated by financing activities of $247,000, offset by the cash invested in property, plant and equipment of $321,000. In addition to this increase in cash and short term investments of approximately $1.6 million, there was a shift of approximately $200,000 in FDIC insured certificate of deposit investment from long term investments to short term investments during this period.

On January 3, 2006 we entered into an agreement with a commercial bank for a $500,000 working capital line of credit. Interest was payable based on the prime borrowing rate of 3.25% at December 31, 2008. The Company did not have any interest expense for the line of credit in 2008 or 2007. As of December 31, 2008 and 2007 there was no amount outstanding on the line of credit.

On December 18, 2008, we executed a revolving note with a commercial bank in the amount of $650,000 collateralized by a second mortgage on the office building owned by Dental Care Plus, Inc. As of December 31, 2008, there was a principal balance outstanding of $630,000 related to this revolving note. This revolving note matures on December 15, 2009, is annually renewable and requires us to make monthly interest payments at a variable rate of 30-day LIBOR plus 1.75%.

Together our cash, short term investments and working capital lines of credit we believe are sufficient to meet our short term and long term liquidity needs. In the short term, we are obligated to make payments related to our contractual obligations such as our building mortgage, computer system capital lease, and our operating leases and other commitments (see contractual obligations and other commitments). In the long term, we will continue to be obligated to make payments related to our contractual obligations delineated above. We will also be obligated in certain circumstances to repurchase the redeemable shares of our provider shareholders who die, are permanently disabled, or retire. Our Board of Directors establishes limitations on the amount of share redemptions each year. While we are not able to estimate future redeemable common share redemptions, we repurchased approximately $68,000, $62,000, and $141,000 of redeemable common shares in the years ended December 31, 2008, 2007 and 2006, respectively. We believe our cash balances, investment securities, operating cash flows, and borrowing capacity, taken together, provide adequate resources to fund ongoing operating and regulatory requirements and fund future expansion opportunities and capital expenditures in the foreseeable future.

We operate as a holding company in a highly regulated industry. We are primarily dependent upon management fees that we receive from our subsidiaries. We receive over 94% of our management fees from our subsidiary Dental Care Plus. We also receive dividends from our subsidiaries from time to time. The dividends from our subsidiary, Dental Care Plus, are subject to regulatory restrictions.

Regulatory RBC Requirements

Our largest subsidiary, Dental Care Plus operates in states that regulate its payment of dividends and debt service on inter-company loans, as well as other inter-company cash transfers and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid by Dental Care Plus, without prior approval by state regulatory authorities, is limited based on statutory income and statutory capital and surplus. Prior notification must be provided to state agencies in Ohio, Kentucky and Indiana before paying a dividend even if approval is not required.

On December 18, 2006, the Ohio Department of Insurance approved Dental Care Plus, Inc.'s application for a life and health insurance license. As an Ohio-domiciled insurance company dually licensed as a life and health insurer and a specialty health insuring corporation, Dental Care Plus is now able to underwrite dental indemnity, dental PPO, dental HMO, and vision benefit products as well as other life and health oriented products in Ohio. Accordingly, the required capital and surplus for Dental Care Plus licensed as a life and health insurance company in Ohio was $2.5 million at December 31, 2008.

We maintained aggregate statutory capital and surplus of approximately $5.2 million as of December 31, 2008 and were in compliance with applicable statutory requirements. Although the minimum required levels of equity are largely based on premium volume, product mix, and the quality of assets held, minimum requirements can vary significantly from state to state. Given our anticipated premium growth in 2009 resulting from the expansion of our networks and membership, capital requirements will increase. We expect to fund these increased requirements through the retention of earnings, investment in Dental Care Plus of the earnings of other subsidiaries and capital raised in future redeemable common and preferred share offerings.

Most states rely on risk-based capital requirements, or RBC, to define the required levels of equity. RBC is a model developed by the NAIC to monitor an entity's solvency. This calculation indicates recommended minimum levels of required capital and surplus and signals regulatory measures should actual surplus fall below these recommended levels. RBC has been adopted by Ohio, Kentucky and Indiana, the three states in which we currently do business. We file our annual statement and RBC reporting with the Ohio Department of Insurance and the NAIC.

Other Matters

The differences between our net income and comprehensive income include the changes in the unrealized gains or losses on marketable securities and changes in the fair value of our interest rate swap agreement. For the years ended December 31, 2008, 2007 and 2006, respectively, such changes increased or (decreased), net of related income tax effects, by the following amounts:

	For Years ended December 31,		
	2008	2007	2006
Changes in:			
Unrealized gain on investments, net of tax	$ 27,235	$ 5,030	$ 554
Increase (decrease) in fair value of interest rate swap, net of tax	(42,885)	(30,096)	(3,953)
Total	$(15,650)	$(25,066)	$(3,399)

The fair market value of the variable to fixed interest rate swap contract (net of income tax effects) decreased by $42,885 in the year ended December 31, 2008 due to a decrease in prevailing interest rates during 2008. The fair market value of the variable to fixed interest rate swap contract (net of income tax effects) decreased by $30,096 in the year ended December 31, 2007 due to a decrease in prevailing interest rates during 2007. The fair market value of the variable to fixed interest rate swap contract (net of income tax effects) decreased by $3,953 in year ended December 31, 2006 due to a decrease in expected future interest rates during 2006. The fair market value of the variable to fixed interest rate swap contract was a liability of $37,969 and is included in other payables and accruals at December 31, 2008. The fair market value of the variable to fixed interest rate swap contract was an asset of $27,009 and $72,609 and is included in other assets at December 31, 2007 and 2006, respectively.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Application of those accounting principles includes the use of estimates and assumptions that are made by management, and that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses in the accompanying consolidated financial statements. We believe the most critical accounting policies used to prepare the accompanying consolidated financial statements are the following:

Investments

We have classified all of our investments as "available-for-sale." Accordingly, investments are carried at fair value, based on quoted market prices, and unrealized gains and losses, net of applicable income taxes, are reported in a separate caption of stockholders' equity. We invest our excess cash in FDIC insured bank certificates of deposit and U.S. government security money market funds. Each certificate of deposit with an original cost of $100,000 is invested with a separate FDIC-insured financial institution. The quoted market prices of these certificates of deposit are the amounts we would receive if we liquidated them prior to maturity. We follow a consistent and systematic process for recognizing impairments on securities that sustain other-than-temporary declines in value. The decision to impair a security incorporates both quantitative criteria and qualitative information. The impairment review process considers a number of factors including, but not limited to the length of time and the extent to which the fair value has been less than cost, our intent and ability to retain impaired investments for a period of time sufficient to allow for any anticipated recovery in value, and general market conditions. As of December 31, 2008, there were no other-than-temporary impairments. In the event there was an unrealized loss on an investment that we believed to be other-than-temporary, the loss would be reported in the consolidated statement of operations, instead of in a separate caption of stockholders' equity. The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks with respect to its cash.

Accounts Receivable

Accounts receivable represent uncollected premiums related to coverage periods prior to the balance sheet date, and are stated at the estimated collectible amounts, net of an allowance for bad debts. We regularly monitor the timing and amount of our premium collections, and maintain a reserve for estimated bad debt losses. The amount of the reserve is based primarily on our historical experience and any customer-specific collection issues that are identified.

Goodwill and Intangible Assets

Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. Management uses judgment in assessing goodwill for impairment. We review the recorded value of our goodwill annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment requires management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and choosing business value comparables or selecting discount rates to be used in any value computations.

Business acquisitions often result in recording intangible assets. Intangible assets are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, our intangible assets are subject to amortization and periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Liability for Claims Payable

Our estimated liability for claims payable and corresponding healthcare service expense includes claims incurred but not reported ("IBNR"), claims reported but not yet processed and paid and other healthcare services expenses incurred, including estimated costs of processing outstanding claims and actual amounts of accrued but unpaid payments in respect of our Dental Care Plus provider withhold which have been authorized by our Board of Directors. Our estimated liability for claims payable is based primarily on the average historical lag time between the date of service and the date the related claim is paid, taking into account recent trends in payment rates and the average number of incurred claims per covered individual in the most recent 12 month period.

The following table shows our total claims payable liability for the periods indicated and its three components. IBNR represents a substantial portion of our claims payable liability.

	2008		2007	
IBNR	$1,392,706	52.9%	$1,185,541	47.6%
Reported claims in process	718,225	27.3%	609,890	24.5%
Other healthcare services expenses payable	520,139	19.8%	694,820	24.3%
Total claims payable liability	$2,631,070	100%	$2,490,251	100%

At December 31, 2008, our estimated total claims payable liability included approximately $2.6 million for Dental Care Plus, comprised of IBNR of approximately $1.4 million and reported claims in process of approximately $718,000. Other healthcare services expenses at December 31, 2008 included approximately $56,000 for the estimated cost of processing outstanding claims and an accrued but unpaid provider withhold payment of $464,000. The provider withhold liability was recognized in December 2008 when it was authorized by our Board of Directors.

At December 31, 2007, our estimated total claims payable liability included approximately $2.5 million for Dental Care Plus, comprised of IBNR of approximately $1.2 million and reported claims in process of approximately $610,000. Other healthcare services expenses at December 31, 2007 included approximately $45,000 for the estimated cost of processing outstanding claims and an accrued but unpaid provider withhold payment of $650,000. The provider withhold liability was recognized in December 2007 when it was authorized by our Board of Directors.

Between December 31, 2007 and December 31, 2008, our IBNR estimate increased by approximately $207,000 or 17.5%, primarily due to a fully-insured membership increase of 7.7%, an increase in healthcare services expense in 2008 on a per member per month basis and an increase in the portion of fully-insured membership represented by fully-insured dental indemnity membership in 2008. Reported claims in process increased by approximately $108,000, or 17.7%, from December 31, 2007 to December 31, 2008 due to an increase in the number of days of reported claims in process from 4 days at December 31, 2007 to 5 days at December 31, 2008. The number of days of reported claims in process at year end varies with the timing of our weekly provider claim payment cycle. Other healthcare services expense payable decreased by approximately $175,000, primarily due to the fact that the unpaid provider withhold payment of $464,000 at December 31, 2008 that was authorized by our Board of Directors in December of 2008 was $186,000 less than the comparable unpaid provider withhold amount of $650,000 at December 31, 2007.

IBNR and Reported Claims in Process Estimates

We estimate liabilities for both IBNR and reported claims in process by employing actuarial methods that are commonly used by health insurance actuaries and meet actuarial standards of practice. These actuarial standards of practice require that claim liabilities estimates be adequate under moderately adverse circumstances. The Company's consulting actuary assists us in making these estimates.

Since our liability for claims payable is based on actuarial estimates, the amount of claims eventually paid for services provided prior to the balance sheet date could differ from the estimated liability. Any such differences are recognized in the consolidated statement of operations for the period in which the differences are identified.

We develop our estimate for claims payable liability using actuarial methodologies and assumptions, primarily based on historical claim payments and claim receipt patterns, as well as historical dental cost trends. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent month, we calculate a "completion factor" which indicates the percentage of claims payable estimated for a prior period that have been paid as of the end of the current reporting period. We use the completion factor to determine historical patterns over a rolling 12-month period, made consistent period over period by making adjustments for known changes in claim inventory levels and known changes in claim payment processes. For the most recent month, we calculate a "claims trend factor" that estimates incurred claims primarily from a trend analysis based upon per member per month claims trends developed from our historical experience in the preceding months, adjusted for known provider contracting changes, changes in benefit levels and seasonality.

We have not changed the key actuarial methodologies and assumptions used by management to estimate the IBNR and reported claims in process components of our claims payable liability during the periods presented, and management has not adjusted any of the key methodologies and assumptions used in calculating the most recent estimate of the IBNR and reported claims in process components of our claims payable liability.

The table set forth below illustrates how our operating results are impacted when there is a variance between estimated claims expense and actual claims expense. The table shows the sensitivity of the estimated fully-insured incurred claims payable liability to fluctuations in the expected completion factors and claims trend factors that were used to estimate the claims payable liability as of December 31, 2008 within variance ranges historically experienced.

Completion Factor (a)			Claims Trend Factor (b)		
(Decrease) Increase In Factor		Estimated claims payable liability as of 12/31/2008	(Decrease) Increase In Factor		Estimated claims payable liability as of 12/31/2008
-0.50%		2,728,070	-2%		2,587,070
0%	(estimate used)	2,631,070	0%	(estimate used)	2,631,070
0.50%		2,564,070	2%		2,676,070

(a) Reflects estimated potential changes in incurred claims payable liability caused by changes in completion factors for months prior to the most recent month.

(b) Reflects estimated potential changes in incurred claims payable liability caused by annualized claims trend used for the estimation of the per member per month incurred claims for the most recent month.

Based on historical experience, the completion factors we use to estimate outstanding IBNR and reported claims in process are highly reliable for predicting actual claims paid at future times, with a variance range of approximately one-half of one percent, plus or minus. The claims trend factors we use to estimate outstanding IBNR and reported claims in process for the most recent month are somewhat less reliable based on historical experience, with a variance range of approximately two percent, plus or minus. We have found that the estimated claims trend factor can be higher or lower than what the paid claims data indicates with the passage of time primarily because of factors beyond our control, such as the level of utilization of services by dental members and the expected and actual mix of the types of services received by dental members.

Provider Withhold Payments

We do not estimate an accrued liability on a quarterly basis for provider withhold payments because we have no obligation to pay any portion of the amount withheld to the providers and providers have no vested rights in the amounts withheld unless our Board of Directors authorizes a payment to them. Our Board makes a decision annually in December as to whether or not to authorize any payment in respect of the withhold amount for the current year at which time the Company records a liability for the authorized withhold amount. Given the uncertainties associated with the factors considered by the Board and the discretionary nature of these payments, we are not able to estimate the liability for provider withhold payments prior to Board authorization. The actual amount authorized by our Board for payment to the providers is added to the accrued liability for claims payable in the month the authorization occurs.

The amount of the annual provider withhold payment authorized by our Board varies from year to year depending on, among other factors deemed relevant from time to time, the amount of pre-tax income projected for the year then ending, our estimated income tax liability for the year, the amount of retained earnings needed to satisfy the risk-based capital requirements of the Ohio Department of Insurance, factors impacting our financial strength rating with A.M. Best, such as the ratio of our projected fully-insured premium revenue to our projected capital and surplus level, and the amount of capital needed for anticipated future capital expenditures.

The annual provider withhold payment authorized by the Board is recorded in December of the applicable year, resulting in a corresponding increase of claims expense and claims payable liability. Depending on the amount of the provider withhold payment authorized, there may be a material increase in the claims payable liability at year end. At December 31, 2008, our claims payable liability increased by approximately 21% after recording the $464,000 provider withhold payment authorized by the Board. Safeguarding the financial condition and liquidity of the Company is a material factor considered in the provider withhold payment practices adopted by the Board.

Deferred Acquisition Costs

Deferred acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal business. Such costs include commissions, costs of contract issuance and underwriting, premium taxes and other costs the Company incurs to acquire new business or renew existing business. Effective May 1, 2008, the Company defers acquisition costs and amortizes them over the estimated life of the contracts in proportion to premiums earned. The Company capitalized deferred acquisition costs of approximately $2,632,000 and amortized approximately $1,436,000 of these capitalized costs for the year ended December 31, 2008. These amounts are recorded in commission expense and other acquisition costs included in the consolidated statements of operations. Prior to the dates of the amendment of our contracts to be non-cancelable, all costs were expensed as incurred.

Redeemable Common Shares

The Company's Class A and Class B redeemable common shares are owned by participating providers and Company directors. Only participating providers in our service area that includes all counties located in Ohio and Kentucky are eligible to own Class A voting redeemable common shares (See Note 9). All participating providers, Company directors and Company employees are eligible to own the Class B non-voting redeemable common shares. To comply with the requirements of EITF D-98, the Company's Class A and Class B common shares are considered to be redeemable common shares due to the fact that the shareholders have the option to require the Company to repurchase these shares upon their death, permanent disability or retirement. The Company records Class A and Class B common shares as Redeemable Common Shares in the consolidated balance sheet outside of permanent shareholders' equity at the redemption value of the common shares. Accordingly, the Company records any net income (loss) or other comprehensive income (loss) that formerly was recorded as a change to Shareholders' Equity as a change to the redemption value of the Redeemable Common Shares to accrete the carrying value of the Redeemable Common Shares to the redemption value at the end of each reporting period. Under this method, the end of the reporting period is treated as if it were also the redemption date for the security.

Recognition of Premium Revenue

Premium revenue is recognized in the period during which dental or vision coverage is provided to the covered individuals. Payments received from customers in advance of the related period of coverage are reflected on the accompanying consolidated balance sheet as unearned premium revenue. The Company's unearned premium revenue was approximately $20,845,000 at December 31, 2008 for the estimated premium revenue associated with the remaining contract periods and related amounts recorded in unbilled accounts receivable.

Healthcare Services Expense

Healthcare services expense is recognized on a monthly basis. In the case of the fully-insured dental HMO segment, healthcare services expense is calculated by taking the paid claims associated with the fully-insured membership and adjusting this amount for the change in the claims payable liability determined using the actuarial estimates discussed above. For the self-insured dental HMO segment, the healthcare services expense is based solely on the paid claims for the self-insured membership. We deduct a provider withhold from the claim payments to providers equal to 10% of the allowed amount according to the provider fee schedule. At the end of each year, our Board of Directors determines, in its sole discretion, how much if any of the provider withhold can be paid out to participating providers. Provider withhold payments authorized by our Board during the fiscal year are recorded as an increase to healthcare services expense. Based on our 2008 operating results, a 1% increase in dental services utilization above the anticipated level would translate into an increase in our claims payable liability of approximately $313,000.

Income Taxes

Our accounting for income taxes is in accordance with Statements of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that are recognized in our financial statements in different periods than those in which the events are recognized in our tax returns. The measurement of deferred tax liabilities and assets is based on current tax laws as of the balance sheet date. We record a valuation allowance related to deferred tax assets in the event that available evidence indicates that the future tax benefits related to deferred tax assets may not be realized. A valuation allowance is required when it is more likely than not that the deferred tax assets will not be realized. Our determination of whether a valuation allowance is required is subject to change based on future estimates of the recoverability of our net deferred tax assets.

Effective January 1, 2007 the Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 is an interpretation of SFAS No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for certain tax adjustments for prior business combinations. Currently, the adoption of SFAS No. 141(R) will not have a material impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51." SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to noncontrolling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of SFAS No. 160 will not have a material impact on the Company's consolidated financial position or results of operations.

In February 2008, the FASB issued FASB Staff Positions ("FSP") No. 157-2, which delayed the effective date of SFAS No. 157 "Fair Value Measurements" for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis. This FSP delayed the effective date to fiscal years beginning after November 15, 2008. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, "Business Combinations" or SFAS No. 141(R), "Business Combinations." As disclosed in Note 19, the Company adopted SFAS No. 157 effective January 1, 2008. Currently, the adoption of SFAS No. 157-2 does not have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS No. 133." SFAS No. 161 requires enhanced disclosures for derivative instruments and hedging activities regarding the impact on financial position, financial performance, and cash flows. This statement encourages but does not require comparative disclosures for earlier periods upon initial adoption. The effective date of SFAS 161 is the Company's fiscal year beginning on or after January 1, 2009. The adoption of SFAS No. 161 will not have a material impact on the Company's disclosures.

In April, 2008, the FASB issued FSP 142-3, "Determination of the Useful Lives of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset. This FSP is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 142-3 will not have a material impact on the Company's useful lives of intangible assets.

Impact of Inflation

We do not consider the impact of the changes in prices due to inflation to be material in the analysis of our overall operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that we will incur investment losses or increased interest expense due to adverse changes in market rates and prices. Our market risk exposures are substantially related to our investment portfolio and the impact of interest rate changes on these securities. In addition, interest rate changes can impact future interest expense for debt obligations that have a variable rate of interest associated with them.

At December 31, 2008, our investment portfolio consisted solely of FDIC insured bank certificates of deposit and U.S. government security mutual funds. We have evaluated the impact on the fixed maturity portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $14,077 decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $13,038 increase in fair value. The certificates of deposit with a cost of $1.9 million December 31, 2008 are all classified as available for sale.

At December 31, 2008, we had a mortgage note with a bank with an outstanding principal balance of $1,140,000 with a variable rate based on LIBOR plus 1.75%. However, in June of 2003 we entered into a variable to fixed interest rate swap contract that effectively eliminated the interest rate risk exposure on all but $300,000 of the outstanding loan principal. Management estimates that a 100 basis point increase in interest rates would decrease our annual pre-tax earnings by $3,000.

At December 31, 2008, we had a revolving note collateralized by a second mortgage with a bank with an outstanding principal balance of $630,000 with a variable rate based on LIBOR plus 1.75%. Management estimates that a 100 basis point increase in interest rates would decrease our annual pre-tax earnings by $6,300.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of DCP Holding Company:

We have audited the accompanying consolidated balance sheets of DCP Holding Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and redeemable common shares, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules included in Item 15(a)2. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 6, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

/s/ Deloitte & Touche LLP

Cincinnati, OH

March 17, 2009

DCP HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
INVESTMENTS:		
Fixed maturities at fair value, cost of $900,000 and $1,109,000 at December 31, 2008 and 2007, respectively	$ 909,987	$ 1,109,683
Short-term investments at fair value, cost of $5,643,000 and $4,113,020 at December 31, 2008 and 2007, respectively	5,655,920	4,112,868
Total investments	6,565,907	5,222,551
CASH AND CASH EQUIVALENTS	2,527,946	2,262,888
ACCRUED INVESTMENT INCOME	21,384	34,592
ACCOUNTS RECEIVABLE, net of allowance of $17,172 and $3,499 at December 31, 2008 and 2007, respectively	455,626	560,880
UNBILLED ACCOUNTS RECEIVABLE	20,845,634	
REINSURANCE RECOVERABLE ON PAID LOSSES		26,500
DEFERRED ACQUISITION COSTS	1,196,060	
PROPERTY AND EQUIPMENT, net of depreciation and amortization of $1,805,789 and $1,583,009 at December 31, 2008 and 2007, respectively	2,833,495	2,943,338
INTANGIBLE ASSETS, net of accumulated amortization of $66,817 and $51,486 at December 31, 2008 and 2007, respectively	173,183	188,532
GOODWILL	136,355	136,355
DEFERRED INCOME TAX	145,588	243,804
OTHER ASSETS	620,132	665,791
TOTAL ASSETS	$35,521,310	$12,285,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
CLAIMS PAYABLE	$ 2,631,070	$ 2,490,251
UNEARNED PREMIUM REVENUE	21,605,647	666,411
OTHER PAYABLES AND ACCRUALS	3,164,403	2,118,107
REVOLVING NOTE	630,000	
MORTGAGE LOAN PAYABLE	1,140,000	1,260,000
CAPITAL LEASE OBLIGATION	19,253	242,877
DEFERRED COMPENSATION	684,363	416,374
TOTAL LIABILITIES	29,874,736	7,194,020
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
REDEEMABLE COMMON SHARES:		
Class A, Redeemable Common Shares, no par value—authorized, 7,500 shares; issued and outstanding, 630 and 653 at December 31, 2008 and 2007, respectively	423,241	392,603
Class B Redeemable Common Shares, no par value—authorized, 100,000 shares; issued and outstanding, 7,775 and 7,815 at December 31, 2008 and 2007, respectively	5,223,333	4,698,608
Total redeemable common shares	5,646,574	5,091,211
SHAREHOLDERS' EQUITY—Preferred Shares; no par value—authorized, 100,000 shares; issued, none		
TOTAL LIABILITIES, REDEEMABLE COMMON SHARES AND SHAREHOLDERS' EQUITY	$35,521,310	$12,285,231

See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008

	2008	2007	2006
REVENUES			
Premium revenue	$66,207,207	$59,949,897	$51,587,458
Investment income	223,135	269,343	198,380
Other income	79,890	94,012	305,437
Total revenues	66,510,232	60,313,252	52,091,275
EXPENSES			
Healthcare services expense	53,590,135	48,152,505	42,025,929
Insurance expense:			
Salaries and benefit expense	4,383,987	4,112,522	3,436,210
Commission expense and other acquisition costs	2,591,254	2,659,984	2,104,404
Other insurance expense	4,970,788	4,471,169	4,335,769
Total insurance expense	11,946,029	11,243,675	9,876,383
Total expenses	65,536,164	59,396,180	51,902,312
INCOME BEFORE INCOME TAX	974,068	917,072	188,963
PROVISION (BENEFIT) FOR INCOME TAX:			
Current	252,740	456,244	139,190
Deferred	106,277	(143,657)	(53,168)
INCOME TAX EXPENSE	359,017	312,587	86,022
NET INCOME ON REDEEMABLE COMMON SHARES	$ 615,051	$ 604,485	$ 102,941
BASIC EARNINGS PER REDEEMABLE COMMON SHARE	$ 72.71	$ 72.88	$ 12.59
DILUTED EARNINGS PER REDEEMABLE COMMON SHARE	$ 72.71	$ 72.50	$ 12.59

See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND REDEEMABLE COMMON SHARES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008

	Redeemable Common Shares				Shareholders' Equity			
	Class A		Class B					
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Other Accumulated Comprehensive Income	Total	Comprehensive Income
BALANCE—December 31, 2005	691	$357,976	7,769	$4,024,771				
Net income					$ 102,941		$ 102,941	$102,941
Change in fair value of interest rate swap (net of income tax benefit of $2,037)						$ (3,953)	(3,953)	(3,953)
Unrealized gain on investments (net of income tax of $289)						554	554	554
Total comprehensive income								$ 99,542
Class B Common Shares issued			61	35,022				
Class A Common Shares exchanged for Class B Common Shares	(3)	(1,555)	3	1,555				
Common shares redemptions	(7)	(3,436)	(395)	(187,884)				
Accretion of common shares to redemption value		9,868		89,674	(102,941)	3,399	(99,542)	
BALANCE—December 31, 2006	681	362,853	7,438	3,963,138				
Net income					604,485		604,485	$604,485
Change in fair value of interest rate swap (net of income tax benefit of $15,504)						(30,096)	(30,096)	(30,096)
Unrealized gain on investments (net of income tax of $2,591)						5,030	5,030	5,030
Total comprehensive income								$579,419
Cumulative effect of change in accounting principle (FIN 48)					(5,997)			
Class A and B Common Shares issued	1	603	490	265,260				
Class A Common Shares exchanged for Class B Common Shares	(20)	(10,527)	20	10,527				
Common shares redemptions	(9)	(4,644)	(133)	(69,421)				
Accretion of common shares to redemption value		44,318		529,104	(598,488)	25,066	(579,419)	
BALANCE—December 31, 2007	653	392,603	7,815	4,698,608				
Net income					615,051		615,051	$615,051
Change in fair value of interest rate swap (net of income tax benefit of $22,093)						(42,885)	(42,885)	(42,885)
Unrealized gain on investments (net of income tax of $14,032)						27,235	27,235	27,235
Total comprehensive income								$599,401
Class B Common Shares issued			93	53,145				
Class A Common Shares exchanged for Class B Common Shares	(17)	(10,353)	17	10,353				
Common shares redemptions	(6)	(3,648)	(150)	(93,535)				
Accretion of common shares to redemption value		44,639		554,762	(615,051)	15,650	(599,401)	
BALANCE—December 31, 2008	630	$423,241	7,775	$5,223,333	$	$	$	

See accompanying notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income on redeemable common shares	$ 615,051	$ 604,485	$ 102,941
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	446,403	405,186	615,962
Deferred income taxes	106,277	(143,657)	(53,168)
Deferred compensation	292,956	288,704	127,670
Effects of changes in operating assets and liabilities:			
Accrued investment income	13,208	(16,934)	(17,658)
Accounts receivable	105,254	(173,084)	(81,287)
Unbilled accounts receivable	(20,845,634)		
Reinsurance recoverable on paid losses	26,500	(25,733)	(767)
Deferred acquisition costs	(1,196,060)		
Other assets	37,542	(149,279)	(206,448)
Claims payable	140,819	(1,497,340)	729,777
Unearned premium revenue	20,939,236	78,448	(131,514)
Other payables and accruals	978,694	231,270	313,356
Net cash provided by (used in) operating activities	1,660,246	(397,934)	1,398,864
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment	(321,212)	(137,497)	(160,429)
Acquisition of business, net of acquired cash			(25,000)
Purchases of investments	(20,229,471)	(20,245,906)	(3,952,079)
Sales and maturities of investments	18,908,491	18,018,286	3,094,507
Net cash used in investing activities	(1,642,192)	(2,365,117)	(1,043,001)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of revolving note	630,000		
Mortgage loan repayments	(120,000)	(120,000)	(120,000)
Repayment of capital lease	(223,624)	(210,486)	(198,120)
Repayment of note payable		(55,417)	(95,000)
Repurchase of redeemable common shares	(67,550)	(62,174)	(140,567)
Redeemable common shares issued	28,178	265,863	35,022
Net cash provided by (used in) financing activities	247,004	(182,214)	(518,665)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	265,058	(2,945,265)	(162,802)
CASH AND CASH EQUIVALENTS—Beginning of period	2,262,888	5,208,153	5,370,955
CASH AND CASH EQUIVALENTS—End of period	$ 2,527,946	$ 2,262,888	$ 5,208,153
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 69,000	$ 95,000	$ 121,000
Cash paid for income taxes	218,000	335,000	218,000
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Redeemed common shares in other payables and accruals	$ 97,183	$ 62,644	$ 50,753
Redeemable common shares issued in lieu of cash payment of deferred compensation	24,967		

See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008, 2007 and 2006

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DCP Holding Company (the "Company") is the parent holding company of three wholly-owned subsidiaries which include Dental Care Plus, Inc., or Dental Care Plus, an Ohio corporation, Insurance Associates Plus, Inc., or Insurance Associates, an Ohio corporation, and Adenta, Inc., or Adenta, a Kentucky corporation. The Company is owned and controlled primarily by 630 dentists who participate in our Dental Care Plus plans. The Company offers to employer groups of all sizes health maintenance organization ("HMO"), participating provider organization ("PPO") and indemnity plans for dental care services. As of December 31, 2008, the Company had approximately 256,700 members in its dental benefits programs with 2,206 dentists participating in its two provider networks in Southwestern Ohio, Northern Kentucky, Central Kentucky and Southeastern Indiana. In addition, the Company had approximately 11,200 members in its vision benefit programs. The Company markets its products through a network of independent brokers.

The Company's products consist primarily of dental HMO, PPO and indemnity plans, with dental HMO products constituting 93% of its total revenues. All of the Company's products are marketed to employer groups. The Company's business model allows it to offer dental benefit products including broad networks of participating dentists while at the same time promoting the use of private practice fee-for-service dentistry, a primary interest of the Company's participating dentists. The dental benefit products the Company offers currently vary depending on geographic market.

As an Ohio-domiciled insurance company dually licensed as a life and health insurer and a specialty health insuring corporation, Dental Care Plus is able to underwrite dental indemnity, dental PPO, dental HMO, and vision benefit products as well as other life and health oriented products. As of October 1, 2007, the Company transitioned the majority of its employer groups with dental indemnity products underwritten by a third party insurance carrier to dental indemnity products underwritten by Dental Care Plus. As of June 1, 2008, the Company transitioned the majority of its employer groups with dental PPO products underwritten by a third party insurance carrier to dental PPO products underwritten by Dental Care Plus.

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accompanying financial statements include estimates for items such as claims payable, deferred acquisition costs, income taxes and various other liability accounts. Actual results could differ from those estimates. Policies that affect the more significant elements of the financial statements are summarized below.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company and subsidiaries, each of which is wholly-owned, and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and balances have been eliminated in consolidation. The Company presents its financial statements to conform with Article 7 of the Securities and Exchange Commission Regulation S-X pursuant to Section 13-15(d) of the Securities Exchange Act of 1934. With the amendment of its fully-insured customer contracts to be non-cancelable by the Company, the Company meets the criteria of an insurance company as defined in the Securities Exchange Act of 1934.

Cash and Cash Equivalents—The Company defines cash as cash held in operating accounts at financial institutions. The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents in the accompanying consolidated financial statements.

Investments—The Company places its investments primarily in certificates of deposit and a money market mutual fund. The Company classified all investments as available-for-sale. Such investments are recorded at fair value, with unrealized gains and losses recorded as a component of other comprehensive income. The Company recognizes gains and losses when these securities mature or are sold using the specific identification method. Management follows a consistent and systematic process for recognizing impairments on securities that sustain other-than-temporary declines in value. The decision to impair a security incorporates both quantitative criteria and qualitative information. The impairment review process considers a number of factors including, but not limited to the length of time and the extent to which the fair value has been less than cost, the Company's intent and ability to retain impaired investments for a period of time sufficient to allow for any anticipated recovery in value, and general market conditions.

Property and Equipment—Property and equipment is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The building and the building improvements have useful lives of 27 years and 15 years, respectively. Furniture and fixtures have a useful life of 5 years, and computer equipment and software have useful lives of up to 3 years. Maintenance and repair cost are expensed as incurred.

The Company reviews property and equipment for impairment whenever events or changes in circumstances, such as significant decreases in market values of assets, changes in legal factors or in the business climate, and accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, or other such factors indicated that the carrying amount may not be recoverable.

State Guarantee Fund Deposits—The Company maintains funds on deposit with state insurance departments in those states where the Company is licensed to do business. These funds amounted to approximately $298,000 and $277,000 at December 31, 2008 and 2007, respectively. These funds are restricted and not available to the Company for normal operations and are included in other assets in the accompanying consolidated balance sheets.

Goodwill and Intangible Assets—Goodwill arises in business combinations when the purchase price of net assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. Management uses judgment in assessing goodwill for impairment. Management reviews the recorded value of our goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment requires management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and choosing business value comparables or selecting discount rates to be used in any value computations.

Business acquisitions often result in recording identifiable intangible assets. Identifiable intangible assets are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, the Company's identifiable intangible assets are subject to amortization and periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Deferred Acquisition Costs—Deferred acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal business. Such costs include commissions, costs of contract issuance and underwriting, premium taxes and other costs the Company incurs to acquire new business or renew existing business. Effective May 1, 2008, the Company defers policy acquisition costs and amortizes them over the estimated life of the contracts, which are generally short-duration in nature, in proportion to premiums earned. The Company capitalized deferred acquisition costs of approximately $2,632,000 and amortized approximately $1,436,000 of these capitalized costs for the year ended December 31, 2008. These amounts are recorded in commission expense and other acquisition costs included in the Consolidated Statements of Operations. Prior to the dates of the amendment of our contracts to be non-cancelable, all costs were expensed as incurred.

Redeemable Common Shares—The Company's Class A and Class B redeemable common shares are owned by participating providers and Company directors. Only participating providers in our service area that includes all counties located in Ohio and Kentucky are eligible to own Class A voting redeemable common shares (See Note 10). All participating providers, Company directors and Company employees are eligible to own the Class B non-voting redeemable common shares. To comply with the requirements of EITF D-98, the Company's Class A and Class B common shares are considered to be redeemable common shares due to the fact that the shareholders have the option to require the Company to repurchase these shares upon their death, permanent disability or retirement. The Company records Class A and Class B common shares as Redeemable Common Shares in the consolidated balance sheets outside of shareholders' equity at the redemption value of the common shares. Accordingly, the Company records any net income (loss) or other comprehensive income (loss) as a change to the redemption value of the Redeemable Common Shares to accrete the carrying value of the Redeemable Common Shares to the redemption value at the end of each reporting period. Under this method, the end of the reporting period is treated as if it were also the redemption date for the security.

Premium Revenue—

Fully-Insured—Membership contracts are written on an annual basis and are subject to cancellation by the employer group upon thirty days written notice. The Company amended its fully-insured dental HMO contracts and dental indemnity contracts to be non-cancelable by the Company effective May 1, 2008 and its fully-insured dental PPO contracts to be non-cancelable by the Company effective June 1, 2008. The Company's unearned premium revenue was approximately $20,845,000 at December 31, 2008 for the estimated premium revenue associated with the remaining contract periods and related amounts recorded in unbilled accounts receivable. Premiums are due monthly in advance and are recognized evenly as revenue during the period in which the Company is obligated to provide services to members. Any amounts not received by the end of a reporting period are recorded as accounts receivable by the Company. Any premiums received prior to the beginning of a reporting period are recognized as premiums received in advance and are included in unearned premium revenue in the accompanying consolidated balance sheets. Premiums received in advance were approximately $761,000 and $666,000 at December 31, 2008 and December 31, 2007, respectively. Management has determined that as of December 31, 2008 and 2007 that no premium deficiency reserve is required.

Self-Insured—The Company provides administrative and claims processing services, benefit plan design, and access to its provider networks for an administrative fee, generally to "self-insured" groups. Self-insured premium revenue is based on the claims incurred by self-insured members in accordance with agreements with self-insured employers. The Company has no underwriting risk arising from the provision or cost of any services provided to the self-insured groups. Consistent with the provisions of Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") 99-19, "Recording Revenue Gross as a Principal Versus Net as an Agent," the Company recognizes and records self-insured premiums on a gross basis because: (i) the Company is the primary obligor in the contractual relationship, (ii) the Company establishes the pricing for the services provided, (iii) the Company controls the relationship with the dental service providers, and (iv) the Company has credit risk in these contractual relationships. Self-insured premium revenue is recorded when the self-insured claims are incurred and is included in premium revenue in the accompanying consolidated statements of operations.

Third-party administration fee revenue ("ASO fees") is recognized monthly when earned and is normally based on annual contracts with the self-insured groups. ASO fees are charged to self-insured employer groups monthly on a per subscriber per month basis. ASO fees also include the administrative fees the Company earns relative to the dental PPO, dental indemnity and vision products that are underwritten by third-party insurance carriers.

Investment Income—Investment income of approximately \$223,000, \$269,000, and \$198,000 during 2008, 2007, and 2006, respectively, is comprised of approximately \$122,000, \$175,000, and \$73,000 of interest income earned from money market accounts and cash in operating accounts in 2008, 2007 and 2006, respectively, and approximately \$101,000, \$94,000, and \$125,000 of investment income earned from short-term and long-term in certificates of deposit in 2008, 2007, and 2006, respectively.

Other Income—Other income is comprised primarily of rental income from the rental of space in the building owned and partially occupied by the Company (See Note 14) as well as revenues earned from the leasing of the Company's dental provider network to other dental benefit providers.

Healthcare Service Expense—The Company compensates its providers based on agreed-upon fees for various services. With respect to the dental HMO product, the Company generally retains 10% of these fees (including payments on self-insured claims) in accordance with the Company's provider agreement. Healthcare service expense is recorded net of any amounts withheld in the accompanying consolidated statements of operations. Under the terms of the Company's provider agreement, the Company is not obligated to return to providers any amounts withheld. Withheld amounts are retained by the Company but not reserved or retained in a separate fund. Participating providers have no interest in the amounts withheld unless the Company's Board of Directors (the "Board") authorizes any amount to be paid to the providers.

The cost of healthcare services provided to members is accrued in the period such services are provided based on the accumulation of estimates of claims reported prior to the end of a reporting period and of estimates of dental services provided but not reported to the Company, net of the amounts withheld in accordance with the provider agreement.

Management's estimates of dental services provided are based on the Company's historical experience and current trends, with assistance from the Company's consulting actuary. Estimated dental claims payable are reviewed monthly by management and are adjusted based on current information, actual paid claims data, dental utilization statistics and other pertinent information. However, final claim payments may differ from the established reserves. Any resulting adjustments are reflected in current operations.

The Company incurred claim costs related to dental care providers amounting to approximately \$53,590,000, \$48,153,000, and \$42,026,000 for the years ended December 31, 2008, 2007, and 2006, respectively. These costs include approximately \$41,666,000, \$38,941,000, and \$36,972,000 of claims incurred by participating providers who are also holders of redeemable common shares in 2008, 2007, and 2006, respectively. These incurred claim costs also include provider withhold return expense of \$464,000, \$650,000, and \$900,000 in 2008, 2007 and 2006, respectively.

Each year the Board evaluates the performance of the dental HMO plan, capital and surplus requirements prescribed by the Ohio Department of Insurance, factors impacting the Company's financial strength rating, funding needed to support strategic objectives for the coming years and any other factors deemed relevant by the Board and, based on that evaluation, determines whether or not to authorize the payment to the providers of any portion of the provider withhold. Once authorized by the Board, such amounts are recorded as additional healthcare services expense in the period authorized and shown as additional claims payable liability until paid.

Reinsurance—In the normal course of business, the Company cedes portions of its written premium revenue. As such, the Company limits its loss exposure to that portion of the insurable risk that it retains. However, if a reinsurer fails to honor its obligations, the Company could suffer additional losses as the reinsurance contracts do not relieve the Company of its obligations to policyholders. The Company terminated its reinsurance contracts effective May 31, 2008. Dental insurance premiums ceded were approximately $121,000, $228,000 and $13,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The healthcare services expense ceded was approximately $106,000, $189,000 and $10,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company has approximately $5,000 and $26,500 of reinsurance recoverable and prepaid reinsurance premium net of reinsurance payable as of December 31, 2008 and 2007, respectively.

Derivative Instruments—All derivative financial instruments are recorded on the balance sheet at fair value. The changes in fair value of derivatives that are designated as cash flow hedges are recorded in accumulated other comprehensive income, as a component of the consolidated balance sheet, with subsequent reclassification to earnings when the hedged transaction asset or liability impacts earnings. Any ineffectiveness is recognized in earnings immediately.

Federal Income Tax—Deferred federal income tax is provided in the accompanying financial statements for the tax effects of temporary differences between the carrying values and tax bases of assets and liabilities. Differences result primarily from items such as loss reserve discounting, unrealized gains or losses on invested assets and partial recognition of the unearned premiums.

The Company continually reviews the deferred tax assets to determine the necessity of a valuation allowance. The Company files a consolidated federal income tax return which includes all subsidiaries.

Effective January 1, 2007 the Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 is an interpretation of Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Earnings Per Share—Basic and diluted earnings per share is computed by dividing net income on redeemable common shares by the weighted average number of common shares outstanding during the period.

Concentrations of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of premiums receivable. Other than as discussed below, concentrations of credit risk with respect to premiums receivable are limited because of the large number of employer groups comprising the Company's client base and contracts are cancelled if premiums are not paid within 90 days.

During 2008, 2007, and 2006, four fully-insured customers accounted for approximately 9%, 14%, and 20%, respectively, of the Company's total revenue. Additionally, two self-insured customers accounted for approximately 13%, 16%, and 17% of the Company's total revenue at December 31, 2008, 2007, and 2006, respectively. As of January 1, 2009, one self-insured employer group that represented approximately 6% of the Company's total revenue in 2008 elected not to renew its contract with the Company.

At December 31, 2008, premiums receivable from two customers totaled approximately 23% of the premiums receivable balance. At December 31, 2007, premiums receivable from one customer totaled approximately 21% of the premiums receivable balance.

The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks with respect to its cash.

Fair Value of Financial Instruments—Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. Changes in assumptions or estimation methods could affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows.

New Accounting Standards—In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for preacquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for certain tax adjustments for prior business combinations. Currently, the adoption of SFAS No. 141(R) will not have a material impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51." SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders' equity, and the elimination of "minority interest" accounting in results of operations with earnings attributable to noncontrolling interests reported as part of consolidated earnings. Additionally, SFAS 160 revises the accounting for both increases and decreases in a parent's controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of SFAS No. 160 will not have a material impact on the Company's consolidated financial position or results of operations.

In February 2008, the FASB issued FASB Staff Positions ("FSP") No. 157-2, which delayed the effective date of Financial Accounting Standard ("SFAS") No. 157 "Fair Value Measurements" for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis. This FSP delayed the effective date to fiscal years beginning after November 15, 2008. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, "Business Combinations" or SFAS No. 141(R), "Business Combinations." As disclosed in Note 19, the Company adopted SFAS No. effective January 1, 2008. Currently, the adoption of SFAS No. 157-2 does not have an impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS No. 133." SFAS No. 161 requires enhanced disclosures for derivative instruments and hedging activities regarding the impact on financial position, financial performance, and cash flows. This statement encourages but does not require comparative disclosures for earlier periods upon initial adoption. The effective date of SFAS 161 is the Company's fiscal year beginning on or after January 1, 2009. The adoption of SFAS No. 161 will not have a material impact on the Company's disclosures.

In April, 2008, the FASB issued FSP 142-3, "Determination of the Useful Lives of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset. This FSP is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 142-3 will not have a material impact on the Company's useful lives of intangible assets.

2. INTANGIBLE ASSETS

Intangible assets amounting to approximately $568,000 were recorded as a result of the acquisition of Adenta, Inc in 2005. Such intangibles were related to an acquired contract, memberships, a provider network and goodwill. Identifiable and amortizable intangible assets amounted to $450,000. Amortization expense for 2008, 2007 and 2006 was approximately $15,000, $15,000, and $196,000 respectively. The provider network intangible asset of approximately $90,000 at December 31, 2008 is being amortized over a period of 20 years, a period during which the Company expects that all of these providers will have retired from the network. The membership intangible asset was amortized with an accelerated amortization in the first year due to the planned loss of the Adenta individual membership during the transition. The remaining membership intangible asset of approximately $83,000 at December 31, 2008 is being amortized over its 11 year useful life in accordance with the Company's expectation for the membership retention. The weighted-average amortization period for these intangible assets is approximately 9 years.

On July 25, 2006, Humana Dental provided the Company with written notice of termination of the network lease agreement effective October 23, 2006. Accordingly the Company recorded an impairment charge of approximately $128,000 (included in amortization expense) to eliminate the remaining balance associated with the Humana Dental network lease agreement intangible asset in July of 2006.

3. INVESTMENTS

The Company owned FDIC insured certificates of deposit with a cost of $1,909,000 and $1,967,000 as of December 31, 2008 and 2007, respectively. Each certificate of deposit is invested with a separate FDIC-insured financial institution. As of December 31, 2008, nine certificates of deposit with a cost of $900,000 and a fair value of $909,987 have maturities between 13 and 18 months and eleven certificates of deposit with a cost of $1,009,000 and a fair value of $1,021,920 have a maturities less than 12 months. As of December 31, 2007, twelve certificates of deposit with a cost of $1,109,000 and a fair value of $1,109,139 had maturities of between 12 and 24 months and ten certificates of deposit with a cost of $858,000 and a fair value of $857,848 had a maturities less than 12 months. The Company also invests in a money market fund with a cost of $4,634,000 and $3,255,020 as of December 31, 2008 and 2007, respectively. These short-term and fixed maturities investments are classified as available-for-sale and are carried at fair value, which is based on quoted market prices. The unrealized gains and losses on investment activity are due to a change in the quoted market prices for these certificates of deposit caused by an changes in prevailing interest rates since they were purchased. There were no realized gains or losses for the years ended December 31, 2008 and 2007.

Investments classified at December 31, 2008 and 2007, as fixed maturities and short-term assets were as follows:

2008	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Money market	$4,634,000			$4,634,000
Certificates of deposit—short term	1,009,000	$12,920	$	1,021,920
Certificates of deposit—fixed maturities	900,000	9,987		909,987
Total investments	$6,543,000	$22,907	$	$6,565,907

2007	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Money market	$3,255,020			$3,255,020
Certificates of deposit—short term	858,000	$ 39	$ 191	857,848
Certificates of deposit—fixed maturities	1,109,000	1,622	939	1,109,683
Total investments	$5,222,020	$ 1,661	$1,130	$5,222,551

4. LIABILITY FOR CLAIMS PAYABLE

Activity in the liability for claims payable for members is summarized as follows:

	2008	2007
Balance—January 1	$ 2,490,251	$ 3,987,591
Net incurred related to:		
Current year	31,663,781	31,623,756
Prior years	(65,452)	(363,791)
Net incurred claims	31,598,329	31,259,965
Net paid related to:		
Current year	29,032,916	29,133,504
Prior years	2,424,594	3,623,801
Net paid claims	31,457,510	32,757,305
Balance—December 31	$ 2,631,070	$ 2,490,251

5. FEDERAL INCOME TAXES

The components of the provision for income taxes are summarized as follows as of December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
Current tax expense:			
Federal	$231,316	$ 447,502	$132,960
State and local	21,424	8,742	6,230
Total current tax expense	252,740	456,244	139,190
Deferred tax expense:			
Federal	109,927	(141,193)	(57,455)
State and local	(3,650)	(2,464)	4,287
Total deferred tax expense	106,277	(143,657)	(53,168)
Total provision for income taxes	$359,017	$ 312,587	$ 86,022

Deferred tax assets and liabilities are comprised of the following:

	2008	2007
Deferred tax assets:		
Unearned premiums	$ 51,681	$ 44,723
Net operating loss	66,157	82,477
Claims payable	17,625	16,163
Accrued vacation	40,024	31,769
Accrued commissions	85,956	75,894
Deferred compensation	225,822	141,566
Accrued professional fees	17,748	7,607
Other, net	22,255	12,202
Gross deferred tax assets	527,268	412,401
Deferred tax liabilities:		
Unrealized gain	1,240	9,179
Deferred policy acquisition costs	64,969	
Prepaid insurance	38,508	37,681
Accelerated depreciation	218,081	57,636
Identifiable intangible assets	58,882	64,101
Gross deferred tax liabilities	381,680	168,597
Net deferred tax asset	$145,588	$243,804

Management believes it is more likely than not that deferred tax assets will reduce future income tax payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits include the historical operating results and the expectations of future earnings. The Company's effective tax rate was different from the U.S statutory rate due to the following:

	2008	2007	2006	2008 Effective Tax Rate	2007 Effective Tax Rate	2006 Effective Tax Rate
Provision computed at statutory rate	$331,183	$311,804	$64,247	34.0%	34.0%	34.0%
Reorganization cost			10,414			5.5
State and local taxes	19,774	3,007	6,557	2.0	0.3	3.5
FIN 48		(5,757)			(0.6)	
Other—net	8,060	3,533	4,804	0.8	0.4	2.5
Provision for income taxes	$359,017	$312,587	$86,022	36.8%	34.1%	45.5%

The Company had $194,580, $242,579 and $291,000 of net operating loss carry forwards to utilize in future years at December 31, 2008, 2007 and 2006, respectively. These losses will expire between 2010 and 2024.

6. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

In 2007, the Company recorded a cumulative effect adjustment of a change in accounting principle as prescribed by FIN 48 which reduced retained earnings approximately $6,000. The amount of unrecognized tax benefits from uncertain tax positions at January 1, 2007 was $4,300. The Company accrued approximately $1,700 in interest and penalties as of January 1, 2007. The total amount of FIN 48 liability recorded at January 1, 2007 of $6,000 was included as a other payables and accruals. For the year ended December 31, 2007, the Company reduced its remaining FIN 48 liability by $5,757, as they settled all outstanding state income tax issues associated with the original recorded amount. For the year ended December 31, 2008 the Company did not have any significant FIN 48 liability or expense.

The Company is primarily subject to U.S. federal and various U.S. state and local tax authorities. Tax years subsequent to 2005 remain open to examination by the Internal Revenue Service, and 2004 remains open to other state and local tax authorities. As of December 31, 2008, there are no U.S. federal or state returns under examination.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31 were summarized as follows:

	2008	2007
Land	$ 364,000	$ 364,000
Building and building improvements	2,267,576	2,236,866
Furniture and equipment	2,007,708	1,925,481
Total property and equipment	4,639,284	4,526,347
Less accumulated depreciation	(1,805,789)	(1,583,009)
Total property and equipment—net	$ 2,833,495	$ 2,943,338

8. DEFERRED COMPENSATION PLAN

Under the fair value recognition provisions of SFAS No. 123R, "Accounting for Stock-Based Compensation", share-based compensation cost is measured at the grant date based on the fair value of the liability awards and is recognized as expense ratably over the vesting periods. The fair value of the liability awards are remeasured at the end of each reporting period through the remaining vesting period with the change in fair value recognized in earnings currently.

In accordance with the 2006 Dental Care Plus Management Equity Incentive Plan and the Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation Plan (the "Plans"), Company directors and certain key employees elected to defer portions of their director fees and employee compensation, as applicable. The Company recorded expense of approximately $106,000 and $90,000 related to deferred director fees and deferred employee compensation for the years ended December 31, 2008 and 2007, respectively. Directors and key employees who elect to defer cash compensation may request that the Company invest this compensation in phantom shares of the Company. The Plans also provide for the directors and key employees to receive share awards based on the book value of the Redeemable Common Shares and to elect to defer receiving such amounts until termination of board membership or employment and vesting requirements are met. If a director or key employee does not elect to defer receiving his or her share awards, the individual will receive Class B Redeemable Common Shares upon vesting. If the share awards are deferred, these deferred amounts will be paid in cash. An individual director's award vests 100% at the end of each year if the director meets the board meeting attendance requirements. The key employee awards vest 10%, 20%, 30% and 40% at the end of each respective year in a four-year period following the grant date. There are no performance criteria associated with the vesting of the awards for key employees. The only requirement for vesting is that the individual is an employee of the Company at the end of the vesting year in question. The deferred compensation expense related to these awards is recorded on a straight-line basis during the applicable vesting period and for the years ended December 31, 2008 and 2007, respectively, the Company recorded deferred compensation expense of approximately $278,000 and $183,000 related to deferred share awards and the change in the value of phantom shares. As of December 31, 2008 there is approximately $115,000 of total unrecognized compensation cost related to nonvested award compensation under the Plan. That cost is expected to be recognized over a weighted average period of 1.8 years.

The expected fair value of the awards are calculated by applying the three year historical average growth rate of the book value per redeemable common share over the respective vesting period. The weighted average grant date fair value of the awards granted in the three years ended December 31, 2008, 2007, and 2006 were $680, $556 and $549, respectively. The fair value of the awards converted to Class B Redeemable Commons Shares in May 2008 was approximately $25,000. There were not any awards converted in 2007 or 2006. The fair value of the awards paid in 2007 was approximately $11,000. There were not any award payments in 2008 or 2006. The total fair value of the awards that vested during the three years ended December 31, 2008, 2007 and 2006 were approximately $247,000, $170,000 and $62,000, respectively.

The following is a summary of activity of nonvested awards for the year ended December 31, 2008:

	Individual Director's Awards	Weighted Average Grant Date Fair Value	Key Employee Awards	Weighted Average Grant Date Fair Value
Nonvested awards at January 1, 2008			94.4	$588
Granted	324.0	$648	77.0	813
Vested	(324.0)	648	(37.2)	633
Nonvested awards at December 31, 2008		$	134.2	$705

The following is a summary of activity of vested awards for the year ended December 31, 2008:

	Individual Director's Awards	Weighted Average Vested price	Key Employee Awards	Weighted Average Vested price
Vested awards at January 1, 2008	358.0	$601	23.6	$713
Vested during year	324.0	672	37.2	808
Converted to Shares	(44.0)	567	—	
Vested awards at December 31, 2008	638.0	$672	60.8	$794

9. EARNINGS PER REDEEMABLE COMMON SHARE

Detail supporting the computation of basic and diluted earnings per redeemable common share was as follows for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
Net income available for redeemable common shareholders	$615,051	$604,485	$102,941
Weighted average outstanding redeemable common shares used to compute basic earnings per redeemable common share	8,459	8,294	8,175
Basic earnings per redeemable common share	$ 72.71	$ 72.88	$ 12.59
Weighted average outstanding redeemable common shares used to compute diluted earnings per redeemable common share	8,459	8,338	8,175
Diluted earnings per redeemable common share	$ 72.71	$ 72.50	$ 12.59

The Company reported diluted earnings per share for the year ended December 31, 2007 as a result of 44 restricted share awards granted that had a dilutive effect on the Company's earnings per share. The restricted share awards were redeemed and shares were issued in May of 2008. There have been no restricted share awards granted that would have a dilutive effect on the Company's basic earnings per share for the years ended December 31, 2008 and December 31, 2006.

10. REDEEMABLE COMMON SHARES, SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

Providers in the Company's service area have the option to purchase one share of voting Class A Redeemable Common Shares of the Company. The area we refer to as our service area includes all counties located in Ohio and Kentucky. All participating providers along with Company directors and employees have the option to purchase one or more non-voting Class B Redeemable Common Shares of the Company. Accordingly, prospective shareholders may make a subscription payment per share equal to the book value of a common share, which was approximately $672 and $601 at December 31, 2008 and 2007, respectively.

The Company has authorized 100,000 preferred shares, without par value. As of December 31, 2008 and 2007, no preferred shares were issued or are outstanding. The preferred shares do not have voting rights except to the extent required by law or designated by the Board of Directors.

Dividends restrictions vary among the subsidiaries. Dental Care Plus is restricted by regulatory requirements of its domiciliary state, which limit by reference to statutory net income and net worth the dividends that can be paid without prior regulatory approval. Dividends paid by Dental Care Plus cannot, without prior approval of the

Department, exceed in any one year the lesser of: (i) 10% of net worth (as of the preceding December 31), or (ii) net income for the prior year, and only if net worth exceeds $250,000 and only out of positive retained earnings. Under these restrictions, the total dividends that may be paid by Dental Care Plus in 2009 without prior regulatory approval are approximately $517,000. There were no dividends declared or paid by any subsidiaries during 2008, 2007 or 2006.

Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by state insurance regulatory authorities ("statutory-basis"). The statutory-basis net income of Dental Care Plus was approximately $641,000, $494,000, and $175,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory-basis net worth was approximately $5,174,000 and $4,670,000 at December 31, 2008 and 2007, respectively.

11. DEBT

In 2003, the Company purchased land and an office building and in connection therewith, the Company executed a mortgage note, secured by the land and the office building, with a bank in the amount of $1,800,000. Interest is payable based on the 30-day LIBOR rate plus 1.75% and was 3.19% and 6.07% at December 31, 2008 and 2007, respectively. At the maturity date of the mortgage note in 2013, the expected outstanding balance of the note must be repaid, amounting to $600,000.

The Company entered into an interest rate swap agreement (Note 12) that effectively changed the interest rate related to $1,500,000 of the Company's $1,800,000 mortgage note with a commercial bank from a variable rate based on the 30-day LIBOR rate plus 1.75% to a fixed rate of approximately 4.95% for the 10-year period through June 12, 2013. The notional amount of the interest rate swap reduces concurrently with the reduction of the principal of the mortgage note. The Company's effective interest expense was 4.49%, 5.22% and 5.41% at December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, the fair value of the mortgage note is approximately $1,207,000.

Required principal repayments under the mortgage loan payable are as follows:

2009	$ 120,000
2010	120,000
2011	120,000
2012	120,000
Thereafter	660,000
Total mortgage loan payable	$1,140,000

On December 18, 2008, the Company executed a revolving note with a commercial bank in the amount of $650,000 collateralized by a second mortgage on the office building. As of December 31, 2008, there was a principal balance outstanding of $630,000 related to this revolving note. This revolving note matures on December 15, 2009, is annually renewable and requires monthly interest payments at a variable rate of 30-day LIBOR plus 1.75%, which was 3.19% at December 31, 2008.

In 2004, the Company entered into a Master Equipment Lease Agreement with a leasing company related to the computer hardware and software for its dental insurance administration system. The Master Equipment Lease Agreement includes a four year capital lease for computer software and implementation costs which totaled approximately $823,000. The net book value of the equipment under the capital lease is approximately $329,000 and $494,000 at December 31, 2008 and 2007, respectively. At December 31, 2008 the future required payments under the capital lease was approximately $19,000.

12. DERIVATIVE

In 2003, the Company entered into an interest rate swap agreement ("Agreement") (cash flow hedge) with a total notional amount of $1,500,000. The Agreement is used to manage the Company's interest rate risk. The swap agreement effectively changed the interest rate related to $1,500,000 of the Company's $1,800,000 mortgage note with a commercial bank from a variable rate based on the 30-day LIBOR rate plus 1.75% to a fixed rate of approximately 4.95% for the 10-year period through June 12, 2013. The Company's risk management policy is to not enter into any trading activities related to the Agreement. The Company believes that the risk of nonperformance by the other party in conjunction with this arrangement is not material to the financial statements. The fair value of this Agreement at December 31, 2008 was a liability of approximately $38,000 and is included in other payables and accruals in the accompanying consolidated balance sheet. The fair value of the Agreement at December 31, 2007 was an asset of approximately $27,000 and is included in other assets in the accompanying consolidated balance sheet. The amount included in other comprehensive loss related to the interest rate swap was $42,885, $30,096, and $3,953, net of income tax benefit of $22,093, $15,504, and $2,037 during 2008, 2007, and 2006, respectively. The agreement will terminate upon termination of the mortgage loan payable (Note 11).

13. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain equipment and office space under non-cancelable operating leases. Rent expense under all operating leases was approximately $181,000, $211,000, and $210,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, future approximate minimum annual lease payments under non-cancelable operating leases are as follows; 2009—$175,000; 2010—$151,000, and 2011—$34,000.

Litigation—In the normal course of business, the Company is subject to various regulatory proceedings, lawsuits, claims and other matters. Such matters are subject to many uncertainties and outcomes are not reasonably predictable. In the opinion of the Company's management, the eventual resolution of such matters for amounts above those reflected in the consolidated financial statements would not likely have a materially adverse effect on the financial condition or results of operations of the Company.

14. LEASE INCOME

In 2004, the Company began to lease space in its building to unrelated parties under non-cancelable leases. Income recorded by the Company under non-cancelable leases amounted to approximately $47,000, $58,000 and $92,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Such amounts are recorded as other income in the accompanying consolidated financial statements. As of December 31, 2008, approximate future minimum annual lease income under non-cancelable leases are as follows:

Years Ending December 31	
2009	$ 66,000
2010	51,000
2011	34,000
Total	$151,000

15. RETIREMENT PLAN

Employees of the Company are covered by a defined contribution 401(k) plan sponsored by the Company. Discretionary contributions of a certain percentage of each employee's contribution, which may not exceed a limit set annually by the Internal Revenue Service, are contributed by the Company each year and vest ratably over a five-year period. Company contributions, including administration fees paid by the Company amounted to approximately \$51,000, \$50,000, and \$30,000 in 2008, 2007, and 2006, respectively.

16. LINES OF CREDIT

In 2006, DCP Holding Company entered into an annually renewable agreement with a commercial bank for a \$500,000 working capital line of credit. Interest is payable based on the prime borrowing rate and was 3.25% and 7.25% at December 31, 2008 and 2007, respectively. The Company did not have any interest expense for the line of credit in 2008 or 2007 and paid \$158 in 2006.

On August 13, 2008 the Company entered into an additional annually renewable agreement with a commercial bank for a \$1,000,000 working capital line of credit. Interest is payable based on the prime borrowing rate that was 3.25% as of December 31, 2008. The Company did not incur any interest expense in the 2008 period related to this line of credit.

As of December 31, 2008 and 2007, there were no amounts outstanding on either line of credit.

17. SEGMENT INFORMATION

The Company changed the composition of its reportable segments in the current year, and the amounts in the prior period financial statements relating to reportable segments have been modified to conform to the current composition of reportable segments. The modification of the reportable segments was a result of changes in the structure of the Company's internal organization that occurred in the current year. The Company manages its business with three reportable segments: fully-insured dental, self-insured dental and corporate, all other. Fully-insured dental consists of the three operating segments: fully-insured dental HMO, fully-insured dental PPO and fully-insured dental indemnity products. Self-insured dental consists of two operating segments: the self-insured dental HMO and self-insured indemnity products. Corporate, all other consists primarily of certain corporate activities. After the Company assumed the underwriting risk for its fully-insured dental PPO contracts in Ohio effective June 1, 2008, the Company's fully-insured dental PPO and fully-insured dental indemnity products were reclassified from the corporate, all other segment and aggregated with the fully-insured dental HMO product to comprise the fully-insured dental segment. The Company identified the segments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information." These segments are consistent with information used by the Chief Executive Officer (the chief decision maker) in managing the business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of employer groups and pricing, benefits and underwriting requirements.

The results of the fully-insured and self-insured dental segments are measured by gross profit. The Company does not allocate insurance expense, investment and other income, goodwill, or other assets or liabilities to these segments. These items are assigned to the remainder of the Company's business, which it identifies as corporate, all other. The Company's gross profit was approximately \$12,617,000, \$11,798,000 and \$9,561,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Listed below is financial information required for each industry segment for the years ended December 31, 2008, 2007, and 2006 (amounts in thousands):

	Fiscal Year Ended December 31, 2008			Fiscal Year Ended December 31, 2007		
	Revenues-External Customers	Healthcare Services Expense	Total	Revenues-External Customers	Healthcare Services Expense	Total
Reportable segments:						
Fully-insured dental	$40,321	$31,576	$ 8,745	$39,682	$31,236	$ 8,446
Self-insured dental	25,451	22,014	3,437	19,768	16,916	2,852
Corporate, All Other	435	—	435	500	—	500
Total	$66,207	$53,590	12,617	$59,950	$48,152	11,798
Investment income			223			269
Other income			80			94
Insurance expense			11,946			11,244
Income before income tax			$ 974			$ 917
Total assets-corporate			$35,521			$12,285

	Fiscal Year Ended December 31, 2006		
	Revenues-External Customers	Healthcare Services Expense	Total
Reportable segments:			
Fully-insured dental	$37,710	$30,218	$ 7,492
Self-insured dental	13,485	11,808	1,677
Corporate, All Other	392	—	392
Total	$51,587	$42,026	9,561
Investment income			198
Other income			305
Insurance expense			9,875
Income before income tax			$ 189
Total assets-corporate			$12,799

Inter-segment revenues were not significant for 2008, 2007, or 2006. See Note 1 for a discussion of major customers—"Concentrations of Credit Risk".

18. RELATED PARTIES

All of the Company's Class A and Class B Redeemable Common Shareholders are related parties, either as a participating provider, director or an employee of the Company.

The Company's providers who are also shareholders submitted claims of approximately $41,666,000, $38,941,000, and $36,972,000 in 2008, 2007 and 2006, respectively. The Company had claims payable liability to related party providers of approximately $2,142,000 and $2,047,000 at December 31, 2008 and 2007, respectively.

Seven of our Board members are also participating providers and as a group received approximately $151,000, $151,000, and $160,000 in directors fees for the years ended December 31, 2008, 2007 and 2006, respectively.

19. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157. Subsequent to the adoption of SFAS No. 157, FSP No. 157-2 delayed the effective date of Financial Accounting Standard ("SFAS") No. 157 "Fair Value Measurements" for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a nonrecurring basis. This FSP delayed the effective date to fiscal years beginning after November 15, 2008. As amended, SFAS No. 157 provides a definition of fair value that serves to replace and unify old fair value definitions so that consistency on the definition is achieved, and the definition provided acts as a modification of the current accounting presumption that a transaction price of an asset or liability equals its initial fair value. The statement also provides a fair value hierarchy used to classify source information used in fair value measurements that places higher importance on market-based sources. The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on significant other observable inputs other than those included in Level 1 such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on unobservable inputs such as when observable inputs are not available or inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents for each of the fair value levels, the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008 (amounts in thousands).

	Level 1	Level 2	Total Balance
Assets			
Fixed maturities (a)		$ 910	$ 910
Short-term investments (b)	$4,634	1,022	5,656
Deferred compensation investments (c)	127		127
State guarantee fund deposits (c)	248	50	298
Total	5,009	1,982	6,991
Liabilities			
Interest rate swap (d)		38	38
Total	$	$ 38	$ 38

(a) Invested in Federally-Insured certificates of deposits
(b) Invested in Federally-Insured certificates of deposits and actively traded money market funds
(c) Included in other assets
(d) Included in other payables and accruals

The Company measures fair value using the following valuation methodologies. The Company uses quoted market prices to determine the fair value of the deferred compensation investments and certain state fund guarantee fund deposits; such items are classified as Level 1 of the fair-value hierarchy. Examples include government securities and exchange-traded equity securities. The Company obtains prices from independent vendors to determine the fair value of the majority of its short-term investments and investments portfolio. The remainder of the short-term investments and investments portfolio and the remainder of the state fund guarantee deposits are fair valued using a discounted cash flow method whereby the significant observable inputs include the maturity date and the interest rate yield; such items are classified as Level 2 of the fair-value hierarchy. Examples include brokered and non-brokered certificates of deposit. The Company obtains a price from an independent vendor to determine the fair value of the interest rate swap. The independent vendor uses a discounted cash flow method whereby the significant observable inputs include the replacement interest rates of similar swap instruments in the market and swap curves; such items are classified as Level 2 of the fair value hierarchy.

Certain assets and liabilities are measured at fair value on a non-recurring basis, and therefore, are not included in the table above. These include long-lived assets such as certain plant, property and equipment items, intangible assets and goodwill, as well as assets measured at cost that are written down to fair value during a period as a result of an impairment. For the year ended December 31, 2008, there were no assets or liabilities that were required to be measured at fair value on a non-recurring basis.

Effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115." The Company has chosen not to elect the fair value option for any balance sheet item that has not already been measured at fair value in accordance with other generally accepted accounting principles as permitted by SFAS No. 159, "The Fair Value Option for Financial Assets".

20. QUARTERLY DATA (UNAUDITED)

A summary of our unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 is as follows (amounts in thousands, except for per share results):

	2008				
	March 31	June 30	September 30	December 31	Total
Premium revenue	$15,534	$16,126	$17,513	$17,034	$66,207
Gross profit	2,612	3,109	3,355	3,541	12,617
Income (Loss) before income taxes	(457)	386	486	559	974
Net income (Loss) on redeemable common shares	(296)	250	306	355	615
Basic and dilutive earnings (loss) per redeemable common share (a)	(35.05)	29.60	36.04	42.03	72.71

	2007				
	March 31	June 30	September 30	December 31	Total
Premium revenue	$14,859	$14,554	$15,074	$15,463	$59,950
Gross profit	2,715	3,198	2,454	3,431	11,798
Income (Loss) before income taxes	(258)	558	(77)	694	917
Net income (Loss) on redeemable common shares (a)	(176)	371	(53)	462	604
Basic earnings (loss) per redeemable common share (a)	(21.55)	45.45	(6.34)	54.83	72.88
Dilutive earnings (loss) per redeemable common share (a)	(21.55)	45.22	(6.34)	54.55	72.50

(a) The sum of quarterly earnings per common share may not equal the year end earnings per common share due to rounding. There were 44 restricted share awards granted in 2007 that were not included in the dilutive earning per redeemable common share calculation in the quarterly results of operations for the three months ended March 31, 2007, September 30 2007 and March 31, 2008 as their effect would have been anti-dilutive. The restricted share awards were redeemed and shares were issued in May of 2008.

The Company's dental plan members have historically used their dental plan benefits according to a seasonal pattern that has caused our quarterly healthcare services expense to be highest in the first quarter, slightly below average in the second quarter, slightly above average in the third quarter and lowest in the fourth quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Securities and Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008. Based on the evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Changes in Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer also have concluded that in the fourth quarter of the fiscal year ended December 31, 2008, there were no changes in the Company's internal controls that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. However, because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this Item 10 pursuant to Item 401 of Regulation S-K regarding our directors is incorporated by reference to the Company's Proxy Statement sections and subsections entitled, "Election of Directors", "Director Nominees", "Audit Committee", "Section 16(a) Beneficial Ownership Reporting Compliance", "Audit Committee Report", "Nominating Committee", "Director Nomination Process" and "Code of Conduct". The information required by Item 10 regarding our executive officers appears as a Supplement Item following Item 4 under Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by this Item 11 pursuant to Item 402 of Regulation S-K is incorporated by reference to the information under the sections and subsections "Executive Compensation", "Benefits and Compensation Committee" and "Benefits and Compensation Committee Report" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on April 22, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 (other than the information by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the section "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on April 22, 2009.

In December of 2005, we adopted the 2006 Dental Care Plus Management Equity Incentive Plan for our directors, Named Executive Officers and other key employees. The maximum aggregate number of restricted shares or restricted share units which may be issued under this plan are 15,000 Class B Common Shares. In 2008, the directors, Named Executive Officers and other key employees were granted 408 restricted share units. As of December 31, 2008, the Company has granted a total of 906 restricted share units.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	—	—	—
Equity compensation plans not approved by shareholders	—	—	14,094
TOTAL	—	—	14,094

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item 13 pursuant to Item 404 of Regulation S-K is incorporated by reference to the information under the Section "Transactions with Related Persons, Promoters and Certain Control Persons" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on April 22, 2009.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item 14 pursuant to Item 9(e) of Schedule 14A relating to auditor fees is incorporated by reference to the information under the Section "Other Matters" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on April 22, 2009.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES.

(a) The following documents are filed as part of this Form 10-K.

Page in Form 10-K

(1) Consolidated Financial Statements:

(2) Financial Statement Schedules:

(3) Exhibits:

See the List of Exhibits on the Index to Exhibits following the signature page.

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

DCP HOLDING COMPANY (Parent Only)

Schedule II—Condensed Financial Information of Registrant
Condensed Balance Sheet Information
As of December 31, 2008 and 2007

	2008	2007
ASSETS		
INVESTMENTS:		
Short-term investments	$ 492,175	$ 348,861
CASH AND CASH EQUIVALENTS	87,500	56,296
ACCRUED INVESTMENT INCOME	1,199	2,098
INTERCOMPANY RECEIVABLES	26,171	183,695
INTERCOMPANY NOTE RECEIVABLE	150,000	80,000
INVESTMENT IN SUBSIDIARIES	5,990,556	5,388,048
DEFERRED INCOME TAX	268,977	163,480
OTHER ASSETS	299,459	329,578
TOTAL ASSETS	$7,316,037	$6,552,056
LIABILITIES AND SHAREHOLDERS' EQUITY		
OTHER PAYABLES AND ACCRUALS	$ 985,100	$1,044,471
DEFERRED COMPENSATION	684,363	416,374
TOTAL LIABILITIES	1,669,463	1,460,845
COMMITMENTS AND CONTINGENCIES		
REDEEMABLE COMMON SHARES:		
Class A, Redeemable Common Shares, no par value—authorized, 7,500 shares; issued and outstanding, 630 and 653 at December 31, 2008 and 2007, respectively	423,241	392,603
Class B Redeemable Common Shares, no par value—authorized, 100,000 shares; issued and outstanding, 7,775 and 7,815 at December 31, 2008 and 2007, respectively	5,223,333	4,698,608
Total redeemable common shares	5,646,574	5,091,211
SHAREHOLDERS' EQUITY:		
Preferred Shares; no par value, 100,000 shares authorized, none issued		
TOTAL LIABILITIES, REDEEMABLE COMMON SHARES AND SHAREHOLDERS' EQUITY	$7,316,037	$6,552,056

DCP HOLDING COMPANY (Parent Only)

Schedule II—Condensed Financial Information of Registrant
Condensed Statements of Operations Information
For each of the Three Years in the Period ended December 31, 2008

	2008	2007	2006
REVENUES			
Management fees from Subsidiaries	$7,887,668	$7,429,027	$6,477,688
Investment income	24,871	14,654	
Other income	106,018	5,000	
Total revenues	8,018,557	7,448,681	6,477,688
EXPENSES			
Insurance expense:			
Salaries and benefit expense	4,448,475	4,168,723	3,482,017
Other insurance expense	3,539,354	3,297,503	3,051,461
Total expenses	7,987,829	7,466,226	6,533,478
INCOME (LOSS) BEFORE INCOME TAX	30,728	(17,545)	(55,790)
PROVISION (BENEFIT) FOR INCOME TAX:			
Current	139,332	98,382	4,160
Deferred	(105,497)	(92,116)	(10,825)
Total	33,835	6,266	(6,665)
Loss before income of subsidiaries	(3,107)	(23,811)	(49,125)
Income of subsidiaries	618,158	628,296	152,066
NET INCOME ON REDEEMABLE COMMON SHARES	$ 615,051	$ 604,485	$ 102,941

DCP HOLDING COMPANY (Parent Only)

Schedule II—Condensed Financial Information of Registrant
Condensed Statements of Cash Flow Information
For the Three Years in the Period ended December 31, 2008

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 615,051	$ 604,485	$ 102,941
Adjustments to reconcile net income to net cash provided by operating activities:			
Income of subsidiaries	(618,158)	(628,296)	(152,066)
Deferred income taxes	(105,497)	(92,116)	(10,825)
Deferred compensation	292,956	288,704	127,670
Effects of changes in operating assets and liabilities:			
Accrued investment income	899	(2,098)	
Accounts receivable	157,525	(169,915)	45,225
Other assets	30,119	(146,946)	(80,430)
Other payables and accruals	(89,004)	177,470	18,030
Net cash provided by operating activities	283,891	31,288	50,545
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investments	(5,973,315)	(2,458,861)	
Sales of investments	5,830,000	2,110,000	
Investment in subsidiaries			(25,000)
Net cash used in investing activities	(143,315)	(348,861)	(25,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of intercompany note receivable	(150,000)	(80,000)	
Collection of intercompany note receivable	80,000		
Repurchase of redeemable common shares	(67,550)	(62,174)	(140,567)
Issuance of redeemable common shares	28,178	265,863	35,022
Net cash (used in) provided by financing activities	(109,372)	123,689	(105,545)
INCREASE (DECREASE) IN CASH	31,204	(193,884)	(80,000)
CASH AND CASH EQUIVALENTS—Beginning of period	56,296	250,180	330,180
CASH AND CASH EQUIVALENTS—End of period	$ 87,500	$ 56,296	$ 250,180
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest			$ 158
Redeemed common shares in other payables and accruals	$ 97,183	$ 62,644	50,753
Redeemed common shares issued in lieu of cash payment of deferred compensation	24,967		

SCHEDULE II—PARENT COMPANY FINANCIAL INFORMATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Parent company financial information has been derived from our consolidated financial statements and excludes the accounts of all operating subsidiaries. This information should be read in conjunction with our consolidated financial statements.

Parent company maintains its investment in all subsidiaries on the equity method. The investment in subsidiary is adjusted for the changes in other comprehensive income from the subsidiaries.

2. TRANSACTIONS WITH SUBSIDIARIES

Management Fee

Through intercompany service agreements approved, if required, by state regulatory agencies, our parent company charges a management fee for reimbursement of certain centralized services provided to its subsidiaries including information systems, investment and cash administration, marketing, legal, finance, executive management oversight and other operating expenses.

Dividends

There were no dividends declared or paid during 2008, 2007 or 2006.

DCP HOLDING COMPANY AND SUBSIDIARIES

Schedule III—Supplementary Insurance Information
For each of the Three Years in the Period ended December 31, 2008
(amounts in thousands)

	2008	2007	2006
Deferred policy acquisition cost (a)	$ 1,196	$	$
Claims payable (a)	$ 2,631	$ 2,490	$ 3,988
Unearned premium (a)	$21,606	$ 666	$ 588
Other policy claims and benefits payable (a)	$ 1,695	$ 648	$ 378
Premium revenues			
Fully-insured dental	$40,321	$39,682	$37,710
Self-insured dental	25,451	19,768	13,485
Corporate, All Other	435	500	392
	$66,207	$59,950	$51,587
Investment income (a)	$ 223	$ 269	$ 198
Future policy benefits, losses, claims and expense losses			
Fully-insured dental	$31,576	$31,236	$30,218
Self-insured dental	22,014	16,916	11,808
	$53,590	$48,152	$42,026
Amortization of deferred policy acquisition cost (a)	$ 1,436	$	$
Other operating expense (a)	$10,510	$11,244	$ 9,875

(a) The Company does not allocate insurance expense, investment and other income, or other assets or liabilities to identified segments

DCP HOLDING COMPANY AND SUBSIDIARIES

Schedule IV—Reinsurance
For each of the Three Years in the Period ended December 31, 2008
(amounts in thousands)

	2008	2007	2006
Gross earned premium amounts			
Fully-insured dental	$40,442	$39,910	$37,723
Self-insured dental	25,451	19,768	13,485
Corporate, All Other	435	500	392
	$66,328	$60,178	$51,600
Ceded earned premium amounts to other companies			
Fully-insured dental	$ 121	$ 228	$ 13
Self-insured dental			
Corporate, All Other			
	$ 121	$ 228	$ 13
Net earned premium amounts			
Fully-insured dental	$40,321	$39,682	$37,710
Self-insured dental	25,451	19,768	13,485
Corporate, All Other	435	500	392
	$66,207	$59,950	$51,587

DCP HOLDING COMPANY AND SUBSIDIARIES

Schedule V—Valuation and Qualifying Accounts
For the Years Ended December 31, 2008, 2007 and 2006

Description	Balance at beginning of period	Charged to costs and expenses	Charged to Other Accounts	Deductions	Balance at end of period
Year ended December 31, 2008:					
Allowance for Uncollectible Accounts Receivable	$ 3,499	$33,419		$19,746	$17,172
Year ended December 31, 2007:					
Allowance for Uncollectible Accounts Receivable	37,403	13,840		47,744	3,499
Year ended December 31, 2006:					
Allowance for Uncollectible Accounts Receivable	83,214	10,490	$(25,058)(a)	31,243	37,403

(a) Allowance for receivables on acquired assets from Adenta acquisition.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	DCP Holding Company
March 11, 2009	/s/ Robert C. Hodgkins, Jr. Robert C. Hodgkins, Jr. Vice President and Chief Financial Officer (Principal Financial and Accounting)
March 11, 2009	/s/ Anthony A. Cook Anthony A. Cook President, Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

March 11, 2009	/s/ Stephen T. Schuler Stephen T. Schuler Chairman of the Board of Directors
March 11, 2009	/s/ Roger M. Higley Roger M. Higley Vice Chairman of the Board of Directors
March 11, 2009	/s/ Fred J. Bronson Fred J. Bronson Secretary
March 11, 2009	/s/ Fred H. Peck Fred H. Peck Treasurer
March 11, 2009	/s/ Michael Carl Michael Carl Director
March 11, 2009	/s/ Jack M. Cook Jack M. Cook Director
March 11, 2009	/s/ Ross A. Geiger Ross A. Geiger Director

March 11, 2009	/s/ David A. Kreyling David A. Kreyling Director
March 11, 2009	/s/ James E. Kroeger James E. Kroeger Director
March 11, 2009	/s/ Donald J. Peak Donald J. Peak Director
March 11, 2009	/s/ Molly Meakin-Rogers Molly Meakin-Rogers Director
March 11, 2009	/s/ Mark Zigoris Mark Zigoris Director

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1	Amended and Restated Articles of Incorporation. (incorporated by reference to Exhibit 3.1 to the Company's Form 10 registration statement filed on May 1, 2006)
3.2	Amended and Restated Code of Regulations. (incorporated by reference to Exhibit 3.2 to the Company's Form 10 registration statement filed on May 1, 2006)
10.1	Employment Agreement between DCP Holding Company and Anthony A. Cook effective January 1, 2008, filed herewith
10.2	Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation Plan, amended and restated (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K Annual Report filed on March 25, 2008)
10.3	2006 Dental Care Plus Management Equity Incentive Plan, amended and restated (incorporated by reference to Exhibit 10.3 to the Company's Form 10-K Annual Report filed on March 25, 2008)
10.4	Master Equipment Lease Agreement dated October 1, 2004 between The Fifth Third Leasing Company and Dental Care Plus, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10 registration statement filed on May 1, 2006)
10.5	Open-End Mortgage and Security Agreement dated June 12, 2003 in favor of Fifth Third Bank (incorporated by reference to Exhibit 10.5 to the Company's Form 10 registration statement filed on May 1, 2006)
10.6	Assignment of Rents and Leases dated June 12, 2003 between Dental Care Plus, Inc. and Fifth Third Bank (incorporated by reference to Exhibit 10.6 to the Company's Form 10 registration statement filed on May 1, 2006)
10.7	Revolving Note and Open-End Mortgage and Security Agreement dated December 18, 2008 between Dental Care Plus, Inc. and Fifth Third Bank, filed herewith
14.1	Code of Ethics for Senior Financial Officers, (incorporated by reference to Exhibit 14.1 to the Company's Form 10-K Annual Report filed on March 30, 2007)
21.1	List of Subsidiaries. (incorporated by reference to Exhibit 21.1 to the Company's Form 10 registration statement filed on May 1, 2006)
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002, filed herewith
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002, filed herewith
32.1	Chief Executive Officer and Chief Financial Officer certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, filed herewith

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Financials

Location for Annual Shareholders Meeting:

Sharonville Convention Center
11355 Chester Road
Sharonville, Ohio 45246
513-771-7744

Driving Directions

From the North (Dayton):

Take I-75 South to the Sharon Road Exit (#15). Turn right on Sharon Road. Go one block to Chester Road and turn right. The Convention Center is located ½ mile on the left.

From the North (Columbus):

Take I-71 South to I-275 West. Take I-75 South toward Cincinnati to the Sharon Road Exit (#15). Turn right on Sharon Road. Go one block to Chester Road and turn right. The Convention Center is located ½ mile on the left.

From the West:

Take I-275 around the north side of the outer-belt (North/East) to I-75 South. Take I-75 South to the Sharon Road Exit (#15). Turn right on Sharon Road. Go one block to Chester Road and turn right. The Convention Center is located ½ mile on the left.

From the East:

Take I-275 around the north side of the outer-belt (North/West) to I-75 South. Take I-75 South to the Sharon Road Exit (#15). Turn right on Sharon Road. Go one block to Chester Road and turn right. The Convention Center is located ½ mile on the left.

From the South:

Take I-75 North to the Sharon Road Exit (#15). Turn left on Sharon Road. Go one block to Chester Road and turn right. The Convention Center is located ½ mile on the left.



747
75
42
71
TO COLUMBUS & CLEVELAND
TO KINGS ISLAND - 15 MINUTES
SHARONVILLE CONVENTION CENTER
CHESTER RD.
READING RD.
SHARON RD.
275
PFEIFFER RD.
GLENDALE-MILFORD RD.
CROSS COUNTY HWY.
MONTGOMERY RD.
275
GALBRAITH RD.
TO INDIANAPOLIS
74
75
562
OAK ST.
COLUMBIA PKWY.
BATAVIA RD.
OHIO
LINN ST.
DOWNTOWN CINCINNATI
BEECHMONT AVE.
471
42
BUTTERMILK PK.
GREATER CINCINNATI AIRPORT
275
27
KENTUCKY
DONALDSON RD.
TURFWAY RD.
75
TO LOUISVILLE & LEXINGTON

Treasurer's Report

It is my pleasure to bring to you a report on the DCP Holding Company ("the Company") financial operations. As expected, the Company performed very well during fiscal year 2008. Total annual premium revenue increased 10.5 percent, from approximately $59.9 million in 2007 to approximately $66.2 million in 2008.

The Company now has three wholly owned subsidiaries: Dental Care Plus, Inc., Insurance Associates Plus, Inc., an insurance agency, and Adenta, Inc., an insurance agency. All Adenta dentists have now been transitioned to the Dental Care Plus provider networks. The Company is growing its sales revenue, maintaining strong earnings, and generating substantial levels of cash flow. The net result is that our balance sheet is exceptionally strong, providing enormous flexibility to invest in growing the business while seeking new opportunities to create value for shareholders.

Our excellent financial standing is also demonstrated by the following: In 2008, we compensated dentists approximately $53.6 million, or 80.97 percent of premium revenue, in the form of paid claims and withhold return. We paid out $650,000 in withhold to providers in 2008 and established a liability for an additional $464,000 in December of 2008 that was paid to providers in March of 2009. Including investment in electronic systems and applications, total operating expenses represented approximately 18.0 percent of premium revenue in 2008, which translated to a 0.6 percent decrease relative to 2007. Our goal is to maintain and increase operating efficiencies by developing electronic interfaces with clients, providers and members.

Income before income tax was approximately $974,000. After considering income taxes of approximately $359,000, the Company reported net income of approximately $615,000. As of December 31, 2008, Dental Care Plus, Inc. has maintained a capital and surplus above the capital requirements legally mandated by the Ohio Department of Insurance. In addition, this capital and surplus level has allowed Dental Care Plus, Inc. to maintain the A.M. Best B- rating.

Looking ahead in fiscal year 2009, we expect to develop new products and to pursue new market opportunities to assist in revenue growth and to see continued returns on our investment in electronic systems. We continue to expect strong performance to be driven by the stability of our existing revenue base and maximized through organizational changes designed to strengthen the Company.

Our business model, corporate values, and strategic growth plan, will continue to drive us toward greater quality, profitability and innovative expansion for our shareholders, clients and employees.

Respectfully submitted,

Fred H. Peck, DDS
Treasurer

DCP HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
INVESTMENTS:		
Fixed maturities at fair value, cost of $900,000 and $1,109,000 at December 31, 2008 and 2007, respectively	$ 909,987	$ 1,109,683
Short-term investments at fair value, cost of $5,643,000 and $4,113,020 at December 31, 2008 and 2007, respectively	5,655,920	4,112,868
Total investments	6,565,907	5,222,551
CASH AND CASH EQUIVALENTS	2,527,946	2,262,888
ACCRUED INVESTMENT INCOME	21,384	34,592
ACCOUNTS RECEIVABLE, net of allowance of $17,172 and $3,499 at December 31, 2008 and 2007, respectively	455,626	560,880
UNBILLED ACCOUNTS RECEIVABLE	20,845,634	
REINSURANCE RECOVERABLE ON PAID LOSSES		26,500
DEFERRED ACQUISITION COSTS	1,196,060	
PROPERTY AND EQUIPMENT, net of depreciation and amortization of $1,805,789 and $1,583,009 at December 31, 2008 and 2007, respectively	2,833,495	2,943,338
INTANGIBLE ASSETS, net of accumulated amortization of $66,817 and $51,486 at December 31, 2008 and 2007, respectively	173,183	188,532
GOODWILL	136,355	136,355
DEFERRED INCOME TAX	145,588	243,804
OTHER ASSETS	620,132	665,791
TOTAL ASSETS	$35,521,310	$12,285,231
LIABILITIES AND SHAREHOLDERS' EQUITY		
CLAIMS PAYABLE	$ 2,631,070	$ 2,490,251
UNEARNED PREMIUM REVENUE	21,605,647	666,411
OTHER PAYABLES AND ACCRUALS	3,164,403	2,118,107
REVOLVING NOTE	630,000	
MORTGAGE LOAN PAYABLE	1,140,000	1,260,000
CAPITAL LEASE OBLIGATION	19,253	242,877
DEFERRED COMPENSATION	684,363	416,374
TOTAL LIABILITIES	29,874,736	7,194,020
COMMITMENTS AND CONTINGENCIES		
REDEEMABLE COMMON SHARES:		
Class A, Redeemable Common Shares, no par value—authorized, 7,500 shares; issued and outstanding, 630 and 653 at December 31, 2008 and 2007, respectively	423,241	392,603
Class B Redeemable Common Shares, no par value—authorized, 100,000 shares; issued and outstanding, 7,775 and 7,815 at December 31, 2008 and 2007, respectively	5,223,333	4,698,608
Total redeemable common shares	5,646,574	5,091,211
SHAREHOLDERS' EQUITY—Preferred Shares; no par value—authorized, 100,000 shares; issued, none		
TOTAL LIABILITIES, REDEEMABLE COMMON SHARES AND SHAREHOLDERS' EQUITY	$35,521,310	$12,285,231

See notes to consolidated financial statements in the accompanying 2008 Annual Report to Shareholders.

DCP HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2008

	2008	2007	2006
REVENUES			
Premium revenue	$ 66,207,207	$ 59,949,897	$ 51,587,458
Investment income	223,135	269,343	198,380
Other income	79,890	94,012	305,437
Total revenues	66,510,232	60,313,252	52,091,275
EXPENSES			
Healthcare services expense	53,590,135	48,152,505	42,025,929
Insurance expense:			
Salaries and benefit expense	4,383,987	4,112,522	3,436,210
Commission expense and other acquisition costs	2,591,254	2,659,984	2,104,404
Other insurance expense	4,970,788	4,471,169	4,335,769
Total insurance expense	11,946,029	11,243,675	9,876,383
Total expenses	65,536,164	59,396,180	51,902,312
INCOME BEFORE INCOME TAX	974,068	917,072	188,963
PROVISION (BENEFIT) FOR INCOME TAX:			
Current	252,740	456,244	139,190
Deferred	106,277	(143,657)	(53,168)
INCOME TAX EXPENSE	359,017	312,587	86,022
NET INCOME ON REDEEMABLE COMMON SHARES	$ 615,051	$ 604,485	$ 102,941
BASIC EARNINGS PER REDEEMABLE COMMON SHARE	$ 72.71	$ 72.88	$ 12.59
DILUTED EARNINGS PER REDEEMABLE COMMON SHARE	$ 72.71	$ 72.50	$ 12.59

See notes to consolidated financial statements in the accompanying 2008 Annual Report to Shareholders.

March 24, 2009

The Dental Care PLUS GROUP
The plus is service.

Dear DCP Holding Company Shareholder:

We invite you to attend our Annual Meeting of Shareholders on Wednesday, April 22, 2009, at 6:30 p.m., local time, at the Sharonville Convention Center, 11355 Chester Road, Sharonville, Ohio 45246.

At the meeting, we will ask you to elect seven members of the Board of Directors. We will also review the progress of the Company during the past year and you will have the opportunity to ask questions. The attached Notice of Annual Meeting of Shareholders and Proxy Statement describes the business we will conduct and provides information about the Company that you should consider when you vote your shares.

On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in the affairs of the Company. We look forward to greeting as many of our shareholders as possible.

Sincerely,

Chairman of the Board

President, Chief Executive Officer and Director

DCP HOLDING COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 22, 2009

To Our Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of DCP Holding Company, an Ohio corporation (the "Company"), will be held on Wednesday, April 22, 2009, at 6:30 p.m., local time, at the Sharonville Convention Center, 11355 Chester Road, Sharonville, Ohio, for the following purposes:

1. To elect seven members of the Board of Directors.

3. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Only shareholders of record of DCP Holding Company's Class A Common Shares at the close of business on March 6, 2009 are entitled to notice of and to vote at the Annual Meeting.

All shareholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the Annual Meeting may vote in person even if he or she has voted using the proxy card by revoking his or her proxy prior to the vote being taken.

By Order of the Board of Directors

Fred Bronson DDS

Secretary

Sharonville, Ohio
March 24, 2009

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY COMPLETING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2009:

This proxy statement and the Company's 2008 Annual Report to Shareholders are also available at: www.dentalcareplus.com/eproxy

DCP HOLDING COMPANY

PROXY STATEMENT

General

The Company is soliciting the enclosed proxy for use by our Board of Directors (the "Board") at our Annual Meeting of Shareholders (the "Annual Meeting") to be held on Wednesday, April 22, 2009, at 6:30 p.m., local time, and at any postponement or adjournment thereof, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Sharonville Convention Center, 11355 Chester Road, Sharonville, Ohio 45246, and the telephone number at that location is (513) 771-7744.

The cost of this solicitation will be borne by the Company. In addition to solicitation of proxies by mail, Company employees may solicit proxies by telephone, facsimile or electronic mail.

If you sign and return the enclosed proxy card, your vote will be cast as indicated on the card. Your presence at the Annual Meeting will not, in and of itself, revoke your proxy. However, you may revoke your proxy anytime before it is exercised by delivery to us of a new, later-dated proxy, or by giving written notice to us before or at the Annual Meeting. Notice of revocation of your proxy prior to the Annual Meeting should be delivered to DCP Holding Company, Secretary, at the Company's corporate headquarters, 100 Crowne Point Place, Sharonville, Ohio 45241-5427.

The Company is authorized to issue 7,500 Class A Redeemable Common Shares, without par value (hereinafter the "Class A Common Shares"), 100,000 Class B Redeemable Common Shares, without par value (hereinafter the "Class B Common Shares"), and 100,000 preferred shares, without par value. As of March 6, 2009, the record date for the determination of holders of Class A Common Shares entitled to notice of, and to vote at, the Annual Meeting, there were 627 Class A Common Shares outstanding that were held of record by 627 shareholders and 7,754 Class B Common Shares outstanding that were held of record by 651 shareholders. Class A Common Shares are entitled to one vote per share on all matters submitted to a vote of shareholders, but do not have the right to vote cumulatively in the election of directors. The Class B Common Shareholders do not have voting rights, except as provided by law. Class A Common Shares may be convertible into Class B Common Shares at any time at the option of and without cost to the shareholder. The Class B Common Shares do not have any conversion rights. There are no preferred shares issued or outstanding.

The holders of a majority of our outstanding Class A Common Shares on the record date must be present or represented by proxy at the Annual Meeting of Shareholders to constitute a quorum.

This proxy statement, the accompanying Notice of Annual Meeting of Shareholders and the enclosed proxy card and 2008 Annual Report to Shareholders are first being sent to shareholders on or about March 24, 2009.

Voting

How to vote. Class A shareholders may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. If desired, provided that you have properly revoked your proxy (see above), you can change your vote at the meeting.

How proxies work. The Board of Directors is asking for your proxy. By giving a proxy you authorize the persons named to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of the director candidates. All proxies properly signed will, unless a different choice is indicated, be voted "FOR" the proposal to set the number of directors at twelve and the election of all nominees for Directors proposed by the Board of Directors. Although we do not currently anticipate that any other matters will be raised at the meeting, if any other matters come before the meeting or any postponement or adjournment, each proxy will be voted in the discretion of the individuals named as proxies on the card.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Class A Common Shares and Class B Common Shares of DCP Holding Company as of March 6, 2009 for the following: (1) each person who is known by us to beneficially own more than 5% of the outstanding shares of DCP Holding Company's Class A Common Shares or Class B Common Shares; (2) each of our Named Executive Officers; (3) each of our directors; and (4) our directors and executive officers as a group.

NAME OF BENEFICIAL OWNER	Number and Class of Shares Beneficially Owned		Percent of Class	
	Class A	Class B	Class A	Class B
Fred J. Bronson	1	33	*	*
Michael Carl	1	11	*	*
Jack M. Cook	0	18	*	*
Ross A. Geiger	0	12	*	*
Roger M. Higley	1	21	*	*
David A. Kreyling	1	11	*	*
James E. Kroeger	0	12	*	*
Donald J. Peak	0	12	*	*
Fred H. Peck	1	11	*	*
Molly Meakin-Rogers	0	46	*	*
Stephen T. Schuler	1	54	*	*
Mark Zigoris	1	53	*	*
Anthony A. Cook	0	0	*	*
Robert C. Hodgkins, Jr.	0	0	*	*
Ann Young	0	0	*	*
Laura S. Hemmer	0	0	*	*
Jodi Fronczek	0	0	*	*
Directors and Officers as a group	7	294	1.11%	3.78%

* Less than one percent (1%)

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Our Board of Directors currently has thirteen members and is divided into two classes, with Class I consisting of seven members and Class II consisting of six members. The members of each class are elected to serve a two-year term with the term of office for each class ending in consecutive years. At this year's Annual Meeting, the terms of our Class II directors will expire. The directors named below are the current Class II directors who have been recommended by the Nominating Committee and nominated for re-election to the Board by a majority of the independent directors. The term of office of each person elected as a Class II director will continue until the 2011 Annual Meeting of Shareholders. In addition, Anthony A. Cook is a Class I director who was elected by the Board of Directors in November of 2008 to fill a vacancy in Class I. Anthony A. Cook has also been recommended by the Nominating Committee and nominated for re-election to the Board by a majority of the independent directors for a term of office that will continue until the 2010 Annual Meeting of Shareholders.

Your proxies cannot be voted for a greater number of persons than the number of nominees named in this proxy statement. If for any reason any of the nominees is not a candidate when the election occurs (which is not expected), the Board of Directors intends that proxies will be voted for the election of a substitute nominee designated by the Board of Directors as recommended by a majority of the independent directors. The following information is furnished with respect to each person nominated for election as a director.

Recommendation

The Board of Directors recommends that you vote "FOR" the election of the seven nominees listed below.

DIRECTOR NOMINEES

Name	Age	Period of Service as a Director	Expiration of Term for which Proposed
Fred J. Bronson, DDS	74	1999 to date	2011
Jack M. Cook, MHA	64	2002 to date	2011
Fred H. Peck, DDS	48	1988 to date	2011
Molly Meakin-Rogers, MBA, CPA	51	1989 to date	2011
Stephen T. Schuler, DMD	61	1998 to date	2011
Mark Zigoris, DDS	72	1988 to date	2011
Anthony A. Cook, MS, MBA	58	2008 to date	2010

Dr. Fred Bronson has been engaged in the private practice of general dentistry in the Cincinnati, Ohio area since 1962. He is presently the Chairman of the Board's Nominating Committee and serves on the Provider Relations and Credentialing Committees. Dr. Bronson has been Secretary of Dental Care Plus since March 10, 2004 and Secretary of the Company since the reorganization of Dental Care Plus.

Mr. Jack Cook has been a senior consultant with the Compass Group in Cincinnati since 2001. Mr. Cook has also served as President and Chief Executive Officer of The Health Alliance of Greater Cincinnati, President of The Christ Hospital and founding president of the managed care network called Healthspan since his recruitment to Cincinnati in 1983. He attended the University of North Carolina and Duke University, earning a B.S. degree in Business and a Master's degree in Hospital Administration. Mr. Cook is presently Chairman of the Board's Governance Committee and serves on the Audit, Marketing and Product Development, Compensation and Benefits and Provider Fee Committees.

Dr. Fred Peck has been engaged in the private practice of general dentistry in the Cincinnati, Ohio area since 1986. He is presently Chairman of the Board's Utilization Review and Quality Assurance Committee and serves on the Provider Relations, Ad Hoc Information Technology and Marketing and Product Development Committees. Dr. Peck has been Treasurer of Dental Care Plus since 1990 and the Treasurer of the Company since the reorganization of Dental Care Plus.

Ms. Molly Meakin-Rogers has been the Director of Reimbursement at St. Elizabeth Medical Center (SEMC) since 2000. Before joining SEMC, she served as a consultant to SEMC, as well as Johnson & Johnson and other local health care agencies. From 1987-1998 she was an Assistant Professor of Finance in the Masters of Health Administration Program at Xavier University. Ms. Rogers was employed by the accounting firm of Ernst & Whinney for eight years previous to her position with Xavier University. She is a Board member and Treasurer of Indian Hill Recreation Commission and a Board member of Carmel Manor Nursing Home. Ms. Rogers serves on the Board's Audit, Finance, Provider Fee, Nominating and Ad Hoc Information Technology Committees.

Dr. Stephen Schuler has been engaged in oral and maxillofacial surgery in the Northern Kentucky area since 1974. He is the President of Oral Facial Surgery Associates, a past President of the Kentucky Board of Dentistry, a past President of the Kentucky Society of Oral and Maxillofacial Surgery and a past Chairman of the Board of Kentucky Dental Association. Dr. Schuler is presently the Chairman of the Board of Directors of the Company and serves on the Finance, Compensation and Benefits, Governance and Credentialing Committees. Dr. Schuler was the Vice Chairman of Dental Care Plus from 2001-2005 and the Vice Chairman of the Company from the reorganization of Dental Care Plus through 2005. He became the Chairman of the Company effective January 2006.

Dr. Mark Zigoris has been engaged in the specialty practice of periodontics since 1966 and has served as Professor and Chairman of the Department of Periodontics from 1966 to 1983 at the University of Louisville School of Dentistry, and as Professor and Chairman of the Department of Preventative Dental Sciences at King Saud University, Saudi Arabia, from 1983 to 1986. He has been engaged in the private practice of periodontics in the Cincinnati, Ohio area since 1986. He is currently the President of the Sycamore Glen Condominium Owners Association and a member of the Board of Directors of the Buckeye Scholarship Foundation and of VP—AHEPA.127 Inc. (a senior citizen housing project). Dr. Zigoris is presently Chairman of the Board's Marketing and Product Development Committee and serves on the Utilization Review and Quality Assurance, Provider Relations and Ad Hoc Shareholders/Share Evaluation Committees.

Mr. Anthony Cook has been President and Chief Executive Officer of Dental Care Plus since February 2001 and, upon reorganization of Dental Care Plus, also assumed this position for the Company. Mr. Cook has over 29 years of management experience in the health care industry. He has HMO experience as a Plan Administrator, the Director of Health Systems for the largest Blue Cross and Blue Shield HMO in Ohio, as well as the Executive Director of a provider owned health plan. Before arriving at Dental Care Plus, Mr. Cook assisted health care organizations in developing capabilities to succeed in a managed care environment. Mr. Cook has a bachelor's degree in psychology and a master's degree in guidance and counseling from Youngstown State University as well as a Master of Business Administration degree from Baldwin-Wallace College in Cleveland, Ohio.

Class I Directors – Terms Ending in 2010

Current Class I directors whose terms continue until the Annual Meeting of Shareholders in 2010:

Name	Age	Period of Service as a Director	Term Expires in:
Ross A. Geiger	42	2001 to date	2010
Roger M. Higley, DDS	70	2000 to date	2010
David A. Kreyling, DMD	55	1996 to date	2010
Donald J. Peak, CPA	55	2001 to date	2010
Michael Carl, DDS	49	2004 to date	2010
James E. Kroeger, MBA, CPA	53	2006 to date	2010

Ross A. Geiger has been a Vice President at Key Bank since 2007. Prior to joining Key Bank, Mr. Geiger was a Vice President for Wells Fargo Business Credit from 2004 to 2007. Mr. Geiger served as a Vice President at Fifth Third Bank from 1998 to 2004. Mr. Geiger received a Bachelor of Arts degree from the University of Cincinnati in 1990. He is a member of the Tristate Association for Corporate Renewal, the Association for Corporate Growth, the Turnaround Management Association, the Greater Cincinnati Venture Association and the Louisville Venture Club. Mr. Geiger is presently Chairman of the Board's Provider Fee Committee and serves on the Finance, Marketing and Product Development, Ad Hoc Shareholders/Share Evaluation and Ad Hoc Information Technology Committees.

Roger M. Higley, DDS has been engaged in the private practice of general dentistry in Cincinnati, Ohio since 1969. He is the Treasurer of Westwood United Methodist Church and has served in the past as a director and the Secretary of Westwood Homestead Bank, the Secretary of the Cincinnati Dental Society, the President of Gray Museum and the President of Kiwanis Club of Cheviot. Dr. Higley is currently Chairman of the Board's Provider Relations Committee and serves on the Audit, Nominating, Utilization Review and Quality Assurance, Compensation and Benefits, Governance and Credentialing Committees. Dr. Higley was named the Vice Chairman of the Company in January 2006.

David A. Kreyling, DMD has been engaged in the private practice of general dentistry in the Florence, Kentucky area since 1980 and has served as President of the Northern Kentucky Dental Society. Dr. Kreyling currently is Chairman of the Board's Benefits and Compensation Committee and serves on the Utilization Review and Quality Assurance and Finance Committees.

Donald J. Peak, CPA has been President of DJ Peak Consulting of Cincinnati, Ohio since 1992. Mr. Peak received a Bachelor of Science degree from Indiana State University. He is currently a member of the American Institute of Certified Public Accountants and the Healthcare Financial Management Association. Mr. Peak is presently Chairman of the Board's Finance Committee and the Ad Hoc Information Technology Committee. He also serves on the Board's Marketing and Product Development, Governance and Provider Fee Committees.

Michael Carl, DDS has been engaged in the private practice of general dentistry in Cincinnati, Ohio since 1986. He has served as Vice President and President of the Cincinnati Dental Society. Previously he was also a member of the Cincinnati Dental Society Nominating and Peer Review Committees. Dr. Carl has been a delegate with the Ohio Dental Association since 1998. He is a member of the Alpha Omega Dental Fraternity and served as President in 2001. Dr. Carl graduated from Ohio State University in 1985, which was followed by a general practice residency at Mt. Sinai Hospital in Cleveland, Ohio. He is a member of the Cincinnati Dental Association, Ohio Dental Association and the American Dental Association. He currently is the Chairman of the Credentialing Committee and serves on the Audit, Marketing and Product Development and Utilization Review and Quality Assurance Committees.

James E. Kroeger, MBA, CPA has been the Director of Internal Audit at The Midland Company since 2004. Prior to joining The Midland Company, he was a Firm Director in the Audit and Assurance practice of

Deloitte & Touche LLP in Cincinnati, Ohio. He was with Deloitte approximately 25 years, specializing in auditing insurance and health care entities. He is currently a member of the Board of Governors of the University of Cincinnati Alumni Association. Mr. Kroeger currently is the Chairman of the Audit Committee and serves on the Finance and Provider Fee Committees.

Director Independence

Our Board of Directors has determined that each of the following members is an "independent director" as defined by the listing standards of The Nasdaq Stock Market: Jack M. Cook, Ross A. Geiger, James E. Kroeger, Donald J. Peak, and Molly Meakin-Rogers. The following directors are not an "independent director" as defined by the listing standards of The Nasdaq Stock Market due to their status as a participating provider with Dental Care Plus, Inc. or status as an officer of the Company: Fred J. Bronson, Michael Carl, Roger Higley, David A. Kreyling, Fred H. Peck, Stephen T. Schuler, Mark Zigoris and Anthony A. Cook.

Meetings and Committees

Our Board of Directors held a total of nine meetings during 2008 and also took certain actions by written consent. No incumbent director during the last year attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors (held during the period for which she or he has been a director) and (ii) the total number of meetings held by all committees on which he or she served. We invite, but do not require, our directors to attend the Annual Meeting. All of our directors attended the 2008 Annual Meeting of Shareholders.

Our Board appoints committees to help carry out its duties. In particular, Board committees work on key issues in greater detail than would be possible at full Board meetings. Each committee reviews the results of its meetings with the full Board. Our Board of Directors has five standing committees: Audit, Finance, Nominating, Compensation and Benefits, and Governance.

Audit Committee. The Audit Committee's members are James E. Kroeger, MBA, CPA, Chairman, Molly Meakin-Rogers, MBA, CPA, Roger M. Higley, DDS, Michael J. Carl, DDS, Jack M. Cook, MHA. The Committee met eight times in 2008. The Audit Committee is responsible for facilitating the Board of Directors' financial oversight responsibilities for DCP Holding Company. The Committee is also responsible for appointing, retaining, compensating, overseeing, evaluating and terminating the Company's independent auditors. The Audit Committee alone has the authority to approve all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors. The independent auditors report directly to the Audit Committee. The Audit Committee also prepares the Audit Committee Report as it appears in this Proxy Statement. The Board of Directors has determined that Mr. Kroeger is an "audit committee financial expert", as defined under Regulation S-K Item 407(d)(5). In addition, Mr. Kroeger meets the independence standards applicable to Audit Committee members under SEC's rules for companies listed on the Nasdaq Stock Market. Mr. Cook, Mr. Kroeger and Ms. Rogers are "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market. The Audit Committee has a charter. A copy of the charter is attached as an Appendix to this proxy statement. The charter is not available on the Company's website.

Finance Committee. The Finance Committee's members are Donald J. Peak, CPA, Chairman, Stephen T. Schuler, DMD, Molly Meakin-Rogers, MBA, CPA, David A. Kreyling DMD, James E. Kroeger, MBA, CPA and Ross Geiger. The Committee met twelve times in 2008. The Finance Committee is responsible for assisting the Board of Directors in fulfilling its responsibilities for reviewing and monitoring financial performance, budget development and strategic financial planning of the Company and its subsidiaries. The Finance Committee also: (a) provides advice and counsel as requested by management in the review of opportunities for investment in businesses anticipated to contribute to the Company's growth and profit objectives; (b) provides advice and counsel as requested by management in the review of decisions on significant investment in the Company's business, such as real estate, buildings, equipment and technology and (c) reviews and makes a recommendation to the full Board regarding the Company's investment to the extent a business or investment opportunity is financially or strategically material to the Company.

Benefits and Compensation Committee. The Benefits and Compensation Committee's (the "Committee") members are David A. Kreyling, DMD, Chairman, Roger M. Higley, DDS, Stephen T. Schuler, DMD, Jack M. Cook, MHA, and Molly Meakin-Rogers, MBA, CPA. The Committee does not have a charter. The Committee is responsible for discharging the responsibilities of the Board with respect to the compensation of our executive officers. The Committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the Committee may retain the services of a compensation consultant and consider recommendations from the Chief Executive Officer and the Chairman of the Board with respect to goals and compensation of the other executive officers. The Committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the Committee. The Committee is responsible for administering our management equity incentive plans. The Committee also periodically reviews compensation and equity-based plans and makes its recommendations to the Board with respect to these areas. The Committee met seven times in 2008.

The Benefits and Compensation Committee: (a) reviews and establishes the compensation and benefits for the Company's Named Executive Officers (defined below) and reports these decisions to the Board of Directors; (b) reviews the compensation and benefits for the Company's other senior executive officers; (c) reviews the design of and administers, as appropriate, the Company's broad-based incentive plans; (d) determines and establishes the appropriate retirement and severance packages and benefits to be given by the Company to our Named Executive Officers; (e) monitors the conformity of the aforementioned compensation and incentive packages with various laws and regulatory considerations pertaining to compensation matters; and (f) prepares the Report of Benefits and Compensation Committee for inclusion in this Proxy Statement. Jack M. Cook and Molly Rogers are "independent" as such term is defined by the listing standards of The Nasdaq Stock Market.

Governance Committee. The Governance Committee's members are Jack M. Cook, MHA, Chairman, Stephen T. Schuler, DMD, Roger Higley, DDS, and Donald J. Peak, CPA. The Governance Committee held three meetings during 2008. The Governance Committee: (a) reviews the independence and other qualifications of Board members, considering questions of possible conflicts of interest among Board members or management and DCP Holding Company and its subsidiaries, and monitoring all other activities of Board members or management that could interfere with such individuals' duties to DCP Holding Company; (b) provides periodic review of Board performance and compensation and reports its findings to the Benefits and Compensation Committee or to the Board; and (c) makes recommendations to the Board concerning the composition, size, structure and activities of the Board and its committees. The Governance Committee includes Jack M. Cook and Donald J. Peak who meet the independence requirements of The Nasdaq Stock Market.

Nominating Committee. The Nominating Committee's members are Fred J. Bronson, DDS, Chairman, Molly Meakin-Rogers, MBA, CPA, David A. Kreyling, DMD and Michael J. Carl, DDS. The Nominating Committee met three times in 2008. The Nominating Committee does not have a charter. Its function is to recommend to the full Board of Directors persons to be nominated for election as directors. The Nominating Committee will consider nominees recommended by holders of Class A Common Shares (each an "Eligible Nominating Shareholder"), provided that such nominations are submitted in writing to Stephen T. Schuler, DMD, 100 Crowne Point Place, Sharonville, Ohio 45241, not later than February 1 preceding the Annual Meeting. In its evaluation the Committee does not distinguish between nominees identified by the Nominating Committee and nominees recommended by shareholders.

Director Nomination Process

The Nominating Committee has adopted a policy regarding director nominations (the "Policy"). The Policy establishes qualifications and factors for selection of persons to be nominated to serve as directors. Those factors reflect the Nominating Committee's belief that a candidate for the Board should demonstrate experience or expertise needed to offer meaningful and relevant advice and guidance to management, possess the proven ability to exercise sound business judgment, and have consistently demonstrated the highest personal integrity and ethics. The Nominating Committee evaluates candidates taking into consideration, among other things, the current composition of the Board, the Company's operations and its plan for the future, long-term interests of the Company and its shareholders, and the need to maintain a balance of knowledge, experience, and capabilities. The Policy is subject to periodic review and amendment by the Nominating Committee in consultation with other independent directors serving on the Company's Board.

The Policy provides that the Nominating Committee will consider candidates who are duly recommended in writing by Eligible Nominating Shareholders. Each such submission must include a statement of the qualifications of the nominee, a consent signed by the nominee evidencing a willingness to serve as a director if elected, a commitment by the nominee to meet personally with the Nominating Committee. In addition, in order for a recommendation to be considered by the Nominating Committee, the Recommendation Notice must contain, at a minimum, the following: the name, address, and telephone number of the Eligible Nominating Shareholder making the recommendation; the full legal name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; a written acknowledgment by the individual being recommended that he or she has consented to that recommendation and consents to the Company's undertaking of an investigation into that individual's background, experience and qualifications in the event that the committee desires to do so; any information not already provided about the person's background, experience and qualifications necessary for the Company to prepare the disclosure required to be included in the Company's proxy statement about the individual being recommended; the disclosure of any relationship of the individual being recommended with the Company or any of its subsidiaries or affiliates, whether direct or indirect; the disclosure of any relation of the individual being recommended with the Eligible Nominating Shareholder, whether direct or indirect, and, if known to the Eligible Nominating Shareholder, any material interest of such Eligible Nominating Shareholder or individual being recommended in any proposals or other business to be presented at the Company's Annual Meeting of Shareholders (or a statement to the effect that no material interest is known to such Eligible Nominating Shareholder).

The Nominating Committee determines, and reviews with the Board of Directors on an annual basis, the desired skills and characteristics for directors as well as the composition of the Board of Directors as a whole. This assessment considers the directors' qualifications and independence, as well as diversity, age, skill and experience in the context of the needs of the Board of Directors. At a minimum, directors should share the values of the Company and should possess the following characteristics: high personal and professional integrity; the ability to exercise sound business judgment; an inquiring mind; and the time available to devote to Board of Directors' activities and the willingness to do so. In addition to the foregoing considerations, generally with respect to nominees recommended by shareholders, the Nominating Committee will evaluate such recommended nominees considering the additional information regarding them contained in the recommendation notices. When seeking candidates for the Board of Directors, the Committee may solicit suggestions from incumbent directors and management. Ultimately, the Nominating Committee will recommend to the Board of Directors prospective nominees who the Nominating Committee believes will be effective, in conjunction with the other members of the Board of Directors, in collectively serving the long-term interests of the Company's shareholders.

To date, the Nominating Committee has not paid a fee to a third party for assistance in identifying and evaluating prospective nominees to stand for election to the Board of Directors. However, the Nominating Committee reserves the right to retain such services in the best interests of DCP Holding Company and its shareholders.

Communications with the Board of Directors

If you wish to communicate with the Board of Directors, you should mail a written statement of the purpose and substance of your desired communication to: DCP Holding Company, 100 Crowne Point Place, Cincinnati, Ohio 45241, Attention: Corporate Secretary. Your communication will be reviewed to determine its appropriateness by our Corporate Secretary. Our Corporate Secretary reserves the right not to forward to directors any abusive, threatening or otherwise inappropriate materials.

Required Vote

The seven nominees receiving the highest number of votes of the shares present or represented and entitled to be voted shall be elected as directors. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum for the transaction of business but have no other legal effect under Ohio law.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The primary role of the Audit Committee is to provide oversight and monitoring of DCP Holding Company's management and the independent registered public accounting firm and their activities with respect to DCP Holding Company's financial reporting process. In accordance with its written charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to any governmental body or to the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles in the United States of America. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the Company's audited financial statements for the year ended December 31, 2008, with management;
- discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 114, as amended (AICPA Professional Standards, Vol. 1 AU Section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- received from Deloitte & Touche LLP the written disclosures and letter from Deloitte & Touche LLP required by the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence; and
- discussed with Deloitte & Touche LLP any relationships that may affect their objectivity and independence.

Based upon the review and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

James E. Kroeger, MBA, CPA, Chairman
Michael Carl, DDS
Jack M. Cook, MHA
Roger M. Higley, DDS
Molly Meakin-Rogers, MBA, CPA

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Benefits and Compensation Committee of the Board (the "Committee") oversees DCP Holding Company's executive officer compensation and equity-based programs. The Committee reviews and establishes the compensation and benefits for DCP Holding Company's Named Executive Officers (defined below) and reviews the principles and strategies that guide the design of compensation plans and benefit programs for all of the Company's senior executive officers. The Committee is composed entirely of non-employee members of the Board.

Objectives of Compensation Program

The Company's compensation programs help recruit, retain and motivate a group of talented and diverse executives, rewarding them for profitable corporate performance and providing incentives for them to create short-term and long-term corporate stability and growth. Accordingly, the key components of the Company's compensation package for its executives are base salary, benefits, short-term and long-term incentive compensation and other long-term incentives comprised of restricted share or unit awards. The level of these compensation components for the Company's Named Executive Officers is determined by the Committee. The CEO is our principal executive officer and the CFO is our principal financial officer.

The Committee's philosophy is that the Company will achieve its best results if its executives act and are rewarded as business owners. Ownership is not only about owning stock, but is also about being accountable for business results. Owners take initiative and responsibility for the assets of the business, including its employees. As executives progress to higher levels at the Company, their responsibilities and rewards will progress as well. Executive compensation programs affect all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect of executive compensation and incentive programs on all of our employees.

We believe that the compensation of our executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of membership, growth of operating revenue, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased book value for our stock. We believe that the performance of the executives in managing our Company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. We seek to have the long-term performance of our stock reflected in executive compensation through our management equity incentive plan.

Elements of Compensation; Determination of Amounts

Elements of compensation for our executives include: salary, short-term and long-term incentive compensation, health, disability and life insurance, perquisites and restricted share unit awards. Base salaries are set for our executive officers at the regularly scheduled November meeting of our Benefits and Compensation Committee. At this meeting, the Committee also approves and adopts the management equity incentive plan for the new fiscal year and typically grants restricted share unit awards to all of our executives and certain other eligible employees. These executives and other eligible employees have the option to elect to defer their restricted share unit awards under the Company's deferred compensation plan.

At the beginning of each fiscal year, including 2008, it has been the practice of the Committee to review the history of all the elements of each executive's total compensation and compare the compensation of the executives with that of the executives in an appropriate market comparison group. At the fall meeting referred to above, the CEO makes compensation recommendations to the Committee with respect to the executives who report to him. Such executives are not present at the time of these deliberations. The Chairman of the Board then makes compensation recommendations to the Committee with respect to the CEO, who is absent from that meeting. The Committee may accept or adjust such recommendations and also makes the sole determination of the Chairman of the Board's compensation.

We pay each element of compensation to attract and retain the executive talent, reward annual performance and provide incentive for a balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

- performance against corporate and individual objectives for the previous year;
- difficulty of achieving desired results in the coming year;
- value of their unique skills and capabilities to support long-term performance of the Company;
- performance of their general management responsibilities; and
- contribution as a member of the executive management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and our shareholders. Likewise, we provide cash compensation in the form of base salary to meet competitive salary norms and reward good performance on an annual basis and in the form of bonus compensation to reward superior performance against specific short-term goals. We provide restricted share unit non-cash compensation to reward longevity and increased share value. The following items of corporate performance are taken into account in setting compensation policies:

- membership, operating revenue and corporate earnings per our financial plan;
- achievement of our strategic objectives; and
- the book value of our Common Shares.

Compensation Consultant

Every two years, with the assistance of an independent executive compensation consultant, who reports directly to the Committee, the Committee evaluates the Company's plans and programs for the CEO against current and emerging compensation practices in the insurance industry, legal and regulatory developments and corporate governance trends. Annually, the CEO, with the assistance of a different compensation consultant, evaluates the Company's plans and programs for the Company's executive staff against the current and emerging compensation practices in the insurance industry. In 2008, this review provided assurance that the Company's compensation programs are designed to help attract and retain the talent necessary to maintain its long history of strong growth, profitability and shareholder returns.

The Committee annually examines the ongoing competitiveness of the Company's executive compensation programs, reviews both Company and individual executive performance and reports compensation levels for each Named Executive Officer to the Board. The Committee works to ascertain and establish competitive levels of base compensation, short-term incentive compensation and long-term incentive awards for the CEO, CFO and other Named Executive Officers of DCP Holding Company. Annually, the Committee:

- Reviews compensation levels of the CEO, CFO and other Named Executive Officers against surveys of leading peer group companies and a broader range of major insurance companies provide by our compensation consultants. As a part of this work, the Committee validates that total compensation paid is appropriate based on an analysis that compares the Company's performance to the performance of the peer group using publicly available financial performance measures.

- Ensures that a significant portion of the total compensation packages for the CEO, CFO and other Named Executive Officers are performance-based and that compensation opportunities are designed to create incentives for above-target performance and consequences for below-target performance.
- Approves the base salary compensation for the CEO, CFO and other Named Executive Officers.
- Approves the target level of non-equity incentive plan compensation for the CEO, CFO and other Named Executive Officers and the Company performance goals that must be achieved in order for the CEO, CFO and Other Named Executive Officers to receive all or a portion of their non-equity incentive compensation.
- Approves long-term incentive awards in the form of grants of restricted share units under the management equity incentive plan and the deferred compensation plan.

While the Committee is solely responsible for establishing the compensation level and components for the CEO, the CEO is responsible for evaluating the compensation level of the CFO and other Named Executive Officers and making compensation recommendations to the Committee. The CEO is also involved in establishing individual and departmental objectives and goals with the CFO and other Named Executive Officers and evaluating their performance on an annual basis.

Named Executive Officer Compensation

Base Salaries

It is the goal of the Committee to establish salary compensation for our executives based on our Company's operating performance relative to companies of comparable size in our industry over a three to five year period. In setting base salaries for fiscal 2008, the Committee reviewed the research provided by our compensation consultants with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in their recommended peer group. The Committee established our target for the total compensation level of for the CEO, CFO and other Named Executive Officers of DCP Holding Company at the 50th percentile of the range of compensation for comparable position with comparable peer companies in our industry. We believe that this gives us the opportunity to attract and retain talented managerial employees both at the senior executive level and below. The Committee, in determining the base salaries for both the CEO and the CFO, considered several factors, including, but not limited to, the compensation payable to the chief executive officers and chief financial officers of various other companies, including other specialty insurance companies with comparable asset size and premium income.

Short Term Non-Equity Incentive Compensation

Near the end of fiscal 2005, the Committee adopted the 2006 management non-equity incentive plan. The management non-equity incentive plan is designed to reward our executives for the achievement of shorter-term financial goals, principally annual increases in plan membership, operating revenue and net operating income. These corporate goals are established at levels that the Committee determines are achievable but also a significant challenge for the executive management team. It is the practice of the Committee to establish these Company performance goals prior to the beginning of the applicable performance year. It is our general philosophy that management be rewarded for their performance as a team in the attainment of these goals, rather than individually. We believe that this is important to aligning our executives and promoting teamwork. With the exception of Ms. Young, the Chief Sales and Marketing Officer, each executive is eligible to receive eighty percent (80%) of his or her award based on the performance of the Company relative to the operating revenue and net operating income goals discussed below. The remaining twenty percent (20%) of these awards under the plan are granted at the discretion of the Committee in the case of the CEO and at the discretion of The Committee and the CEO in the case of the CFO and other named executive officers

In November of 2007, the Committee established the corporate goals for 2008: operating revenue of approximately $66.6 million for 2008, and net operating income of approximately $1.5 million for 2008. Under the terms of this plan, the target bonus payable for the CEO was established at 30% of his fiscal 2008 base salary. The target bonus amount for the CFO and the other named executive officers, with the exception of Ms. Young, was established at 18% to 20% of each officer's fiscal 2008 base salary. These target bonus levels corresponded to our achievement of 103% of the operating revenue and net operating income as set forth in our financial plan for fiscal 2008. The target bonus level for Ms. Young, our Chief Sales and Marketing Officer, was established at $15,000 per quarter and $30,000 at the end of 2008 based on the achievement of specific plan membership and operating revenue performance goals for each quarter and profitability goals for the fiscal year as a whole.

In its discretion the Committee decided on February 17, 2009 to award the non-equity incentive compensation payments to the CEO, the CFO and the other Named Executive Officers for fiscal 2008 based upon the full or partial achievement of our operating revenue and net operating income performance goals as established in the 2008 management non-equity incentive plan, which was previously approved by the Committee in November of 2007. The CEO was awarded a bonus equal to approximately 24.7% of his base salary. The other Named Executive Officers, with the exception of Ms. Young, were awarded a bonus equal to 16.8% of their base salaries based on the full or partial achievement of the Company performance goals along with other personal and departmental performance metrics. The non-equity incentive plan payments awarded to Ms. Young were made on a quarterly basis during 2008 based on the achievement of our plan membership and operating revenue performance objectives and after the end of 2008 based on profitability.

Long Term Non-Equity Incentive Compensation

In 2008, the Committee established a long term non-equity incentive arrangement for the CEO. This long-term non-equity incentive arrangement is intended to motivate the CEO to achieve long term success for the Company as well as assist in the retention of the CEO. This long-term non-equity incentive arrangement is designed to reward our CEO for increasing the aggregate book value of our Common Shares over the four year period from 2008 through 2011.

Level	Four Year Average % Increase in Book Value of Common Shares	Resultant Book Value of the Company's Common Shares at 12/31/2011	Cash Compensation to CEO
Threshold	10%	$7,349,000	5% of 2008 base salary
Target	12%	$7,898,000	15% of 2008 base salary
Stretch	14%	$8,477,000	25% of 2008 base salary
Maximum	16%	$9,088,000	45% of 2008 base salary

If the four year average increase in the book value of the Company's Common Shares is less than the threshold level of 10%, no long term incentive compensation will be paid to the CEO. No additional compensation is paid for if the four year average increase in the book value of the Common Shares is greater than the maximum level of 16%. In addition, the compensation payable is calculated on a continuum between any two performance levels. If the target performance level is achieved during any two consecutive years prior to the end of the four year period, the CEO may elect to receive 50% of the applicable cash compensation. Also, a new four year performance period commences each year with the approval of the Committee.

Management Equity Incentive Plan

Our Management Equity Incentive Plan is the primary vehicle for offering long-term incentive compensation. We also regard our Management Equity Incentive Plan as a key retention tool. With respect to long-term incentive awards, the Committee implemented the 2006 DCP Holding Company Management Equity Incentive Plan, as amended, which ties a portion of executive compensation to restricted share unit awards that increase in value with the value of the Company's Common Shares.

In 2008, the Committee granted to the CEO, the CFO and other Named Executive Officers a number of restricted share units ("RSUs") with a book value at the beginning of the year equal to approximately 5% of each individual's base salary. These grants were made at the regularly scheduled meeting of the Committee which was held in December of 2007 to be effective January 1, 2008. The Committee apprised the Board of Directors of these grants in December of 2007. An executive or key employee must be a Company employee for more than one year before becoming eligible to receive RSU grants. These RSUs vest over the course of a four year period, with 10% vesting in year one, 20% vesting in year two, 30% vesting in year three and 40% vesting in year four. There are no performance criteria associated with the vesting of these RSUs. The only requirement for vesting is that the individual is an employee of the Company at the end of the vesting year in question.

Because of the evolution of regulatory, tax and accounting treatment of equity incentive programs and because it is important to us to retain our executive officers and key employees, we realized that it is important that our executive officers and key employees can elect to receive their restricted share units as deferred compensation in lieu of taxable restricted share awards. Accordingly, the Company has established the DCP Holding Company Deferred Compensation Plan. Under the terms of the deferred compensation plan, our executives and key employees can elect to defer a portion of their cash compensation and their granted RSUs as they vest. Because deferred cash compensation and deferred RSUs can appreciate in value on a tax-deferred basis, we believe that this is a more efficient way to reward them for and motivate them toward superior long-term performance.

Perquisites

We limit the perquisites that we make available to our executives. Our executives are entitled to few benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

The perquisites we provided in fiscal 2008 are as follows: The CEO, CFO and Chief Marketing Officer received a monthly car allowance and the CEO was authorized to be reimbursed for club membership fees.

Our health and insurance plans are the same for all employees. In general, our employees pay 25% of the health premium due. Employees that elect to not participate in the Company's health insurance plan receive a monthly health care cost allowance of $200.00. All employees who participated in our 401(k) plan received matching funds equal to 50% of the first 4% of their base salary that they elect to contribute into the 401(k) plan. All of our named executive officers participated in our 401(k) plan and received matching funds. All employees are allowed to receive cash for up to two weeks of unused vacation time.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Share Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Anthony A. Cook							
President & CEO	2008	$283,000	$6,691	$81,296	$(6,292)	$19,543	$384,238
	2007	267,050	3,090	80,262	5,306	38,551	394,259
	2006	252,000	932	76,440	720	44,975	375,067
Robert C. Hodgkins, Jr.,							
Vice President & CFO	2008	187,565	4,843	30,837	1,613	9,863	234,721
	2007	176,723	2,303	31,860	575	16,456	227,917
	2006	160,192	725	32,000	21	12,683	205,621
Ann Young,							
Chief Marketing Officer	2008	113,165	2,899	87,362	(8,566)	10,213	205,073
	2007	102,859	1,412	85,000	2,005	10,008	201,284
	2006	93,000	466	72,947	252	9,633	176,298
Laura S. Hemmer							
Director—Information Technology	2008	121,474	3,221	19,928	1,092	3,719	149,434
	2007	114,453	1,569	20,592	401	8,880	145,895
	2006	103,767	518	19,300	15	9,955	133,555
Cynthia A. Law (5)							
Director—Operations	2008	116,113	601	19,526	71	2,319	138,630
	2007	111,603	0	20,165	0	0	131,768
	2006	38,152	0	6,900	0	0	45,052

(1) For 2008 includes the 30% vesting of the 2006 restricted share unit awards, the 20% vesting of the 2007 restricted share unit awards and the 10% vesting of the 2008 restricted share unit awards.

(2) The 2008 non-equity incentive plan compensation for the CFO and other Named Executive Officers is equal to 16.8% of their base salaries with the exception of Anthony A. Cook and Ann Young. The 2008 non-equity incentive plan compensation for the President & CEO is equal to 24.7% of his base salary for the short term non-equity incentive plan portion and 4.1% of his base salary for the long term non-equity incentive plan portion. The 2008 non-equity incentive plan compensation for Ann Young is based on four quarterly bonuses of $14,709 each on average and a $28,526 year-end bonus tied to membership, revenue and profitability performance goals. See "Short Term Non-Equity Incentive Compensation" and "Long Term Non-Equity Incentive Compensation" in Compensation Discussion and Analysis.

(3) For 2008 includes the increase in the book value of the vested restricted share units from grant date to December 31, 2008 and the investment earnings and / or losses from deferred cash compensation in 2008.

(4) For 2008 includes:
Car allowances for: Anthony Cook, $6,000, Robert Hodgkins, $6,000, and Ann Young, $5,400.
Health care credits for: Anthony Cook, $2,400, and Ann Young, $2,400.
401(k) matching contributions for: Anthony Cook, $5,814, Robert Hodgkins, $3,863, Ann Young, $2,413, Laura Hemmer, $2,320 and Cynthia Law, $2,319.
Cash payments in lieu of vacation time for: Laura Hemmer, $1,399.
Club membership fees for: Anthony Cook, $5,329.

(5) Cynthia Law became a Company employee on August 14, 2006. Therefore Cynthia Law was not eligible to be granted any restricted share units for 2006 and 2007.

GRANTS OF PLAN-BASED AWARDS

Name	Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Share Award ($)
			Threshold ($)	Target ($)(1)	Maximum ($)	Threshold ($)	Target ($)(2)	Maximum ($)	
Anthony A. Cook, *President and Chief Executive Officer*	12/12/07	1/2/08	—		—	—	21,804	—	14,430
	12/10/08			88,296					
	10/21/08			31,838					
Robert C. Hodgkins, Jr., *Vice President and Chief Financial Officer*	12/12/07	1/2/08	—		—	—	14,536	—	9,620
	12/10/08			35,123					
Ann Young, *Chief Marketing Officer*	12/12/07	1/2/08	—		—	—	8,176	—	5,411
	12/10/08			90,000				—	—
Laura S. Hemmer, *Director—Information Technology*	12/12/07	1/2/08	—		—	—	9,085	—	6,012
	12/10/08			23,133					
Cynthia A. Law, *Director—Operations*	12/12/07	1/2/08	—		—	—	9,085	—	6,012
	12/10/08			21,416					

(1) The non-equity incentive plan compensation target amount for Anthony Cook was established at 30% of his fiscal 2009 base salary of $294,320 for the short term non-equity incentive plan and at $31,838 for the 2008 long term non-equity incentive plan award. The non-equity incentive plan compensation target amounts for the CFO and the other named executive officers, with the exception of Ms. Young, was established at 18% of each officer's fiscal 2009 base salary. These compensation target levels correspond to our achievement of 100% of plan membership, operating revenue and net operating income as set forth in our financial plan for fiscal 2009. The non-equity incentive plan compensation target amount for Ms. Young, our Chief Sales and Marketing Officer, was established at $15,000 per quarter in 2009 and $30,000 at the end of 2009 based on the achievement of specific plan membership and operating revenue performance goals for each quarter and for the fiscal year as a whole. (see Short Term Non-Equity Incentive Compensation on page 12 and Long Term Non-Equity Incentive Plan on page 13)

(2) Represents restricted share units granted to the Named Executive Officers pursuant to the Company's 2006 Dental Care Plus Management Equity Incentive Plan in January of 2008: Anthony A. Cook, 24 shares, Robert C. Hodgkins, Jr., 16 shares, Ann Young, 9 shares, Laura S. Hemmer, 10 shares, Cynthia A. Law, 10 shares. Because each Named Executive Officer elected to defer receipt of these shares pursuant to the Company's Deferred Compensation Plan the shares have been treated as phantom shares pursuant to the Issuer's Deferred Compensation Plan. Each phantom share is the economic equivalent to one Class B Common Share and under the Deferred Compensation Plan will be settled in cash when each Named Executive Officer terminates his or her status as an employee of the Company. The phantom shares vest over a period of 4 years on the anniversary of the date of grant as follows: January 2008 grants—10% 2008, 20% 2009, 30% 2010, 40% 2011.

The amounts reflected above assume a future book value per Class B Common Share for the January 2008 grants of $908.48 as of December 31, 2011. This future book value is calculated by applying the three year historical average growth rate in the book value per Class B Common Share over the four year vesting period. (see Management Equity Incentive Plan on page 12)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Restricted Share Unit Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(1)	Restricted Share Unit Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Anthony A. Cook, *President & CEO*	44.9	$30,164
Robert C. Hodgkins, Jr., *Vice President & CFO*	31.2	20,960
Ann Young, *Chief Marketing Officer*	18.0	12,093
Laura S. Hemmer, *Director—Information Technology*	20.0	13,436
Cynthia A. Law, *Director—Operations*	9.0	6,046

(1) Reflects the number of granted and unvested restricted share units ("RSUs") at December 31, 2008.

Anthony A. Cook
2006 grant, 7.2 RSUs unvested; 2007 grant, 16.1 RSUs unvested; 2008 grant, 21.6 RSUs unvested

Robert C. Hodgkins, Jr.
2006 grant, 5.6 RSUs unvested; 2007 grant, 11.2 RSUs unvested; 2008 grant, 14.4 RSUs unvested

Ann Young
2006 grant, 3.6 RSUs unvested; 2007 grant, 6.3 RSUs unvested; 2008 grant, 8.1 RSUs unvested

Laura S. Hemmer
2006 grant, 4.0 RSUs unvested; 2007 grant, 7.0 RSUs unvested; 2008 grant, 9.0 RSUs unvested

Cynthia A. Law
2008 grant, 9.0 RSUs unvested

(2) The values of the granted and unvested RSUs are based on the book value of a Class B Common Share at December 31, 2008 of $671.81. Depending on the Company's performance, the book value will be different at the time of vesting. For example, the book value of the Class B redeemable common share was $518.05, $532.82 and $601.23 on December 31, 2005, December 31, 2006 and December 31, 2007, respectively.

(see Management Equity Incentive Plan on page 14)

OPTIONS EXERCISES AND RESTRICTED SHARE UNITS VESTED

Name	Restricted Share Unit Awards	
	Number of RSUs Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Anthony A. Cook, *President & CEO*	12.4	$13,503
Robert C. Hodgkins, Jr., *Vice President & CFO*	9.0	9,943
Ann Young, *Chief Marketing Officer*	5.4	6,046
Laura S. Hemmer, *Director—Information Technology*	6.0	6,718
Cynthia A. Law, *Director—Operations*	1.0	672

(1) The values of the granted and vested restricted share units ("RSUs") are based on the book value of a Class B Common Share at December 31, 2008 of $671.81.

Post-Employment Compensation

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we will contribute to each participant a matching contribution equal to 50% of the first 4% of the participant's compensation that has been contributed to the plan. All executive officers and named executives participated in our 401(k) plan during fiscal 2006 and received matching contributions.

Non-Qualified Deferred Compensation

Name and Principal Position	Executive Contributions in Last Fiscal Year-End (1)	Registrant Contributions in Last Fiscal Year-End (2)	Aggregate Earnings in Last Fiscal Year-End (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End
Anthony A. Cook, *President and Chief Executive Officer*	$35,813	$6,691	$(6,292)	$(30,460)	$74,763
Robert C. Hodgkins, Jr., *Vice President and Chief Financial Officer*	—	4,843	1,613	—	10,080
Ann Young, *Chief Sales and Marketing Officer*	12,987	2,899	(8,566)	—	33,044
Laura S. Hemmer, *Director—Information Technology*	—	3,221	1,092	—	6,816
Cynthia A. Law, *Director—Operations*	—	601	71	—	672

(1) Includes deferred salary and bonus compensation in 2008.

(2) Includes granted restricted share unit awards that vested in 2008.

(3) Includes investment earnings on deferred cash compensation (1) and the increase in the book value of a Class B Common Share associated with the granted and vested restricted share unit awards.

Other Post-Employment Payments

All of our employees are employees-at-will and as such do not have employment agreements with us, except in the case of Anthony A. Cook, President and Chief Executive Officer. We also do not provide post-employment health coverage or other benefits; provided, however, upon termination of employment each Named Executive Officer is entitled to a lump sum payment for unused vacation time based on the Named Executive Officer's current salary.

Employment Agreement

In the fourth quarter of 2008, we executed a Third Amended and Restated Employment Agreement with Anthony A. Cook for the year from January 1, 2008 through December 31, 2008 that is automatically extended for additional one year periods on the same terms and conditions unless on or prior to November 15th of any year the Company or Anthony A. Cook provides written notice to the other party of termination of the Employment Agreement at the end of the current one-year term. This agreement provides for certain benefits upon an involuntary termination of employment, other than for cause. In the event that the Company is sold, transferred and/or merged with another entity, it shall be not be deemed an event of good cause to terminate the CEO. The benefits to be received by the CEO whose employment is terminated without good cause include: receipt of a severance pay for up to 12 months at the CEO's then current monthly salary, eligibility to receive a bonus based on up to 30% of the severance pay amount, continuation of health, life and disability benefits for eight months after the termination of employment.

If a termination of the employment of the CEO without good cause had occurred as of December 31, 2008, we estimate that the value of the benefits under this Employment Agreement would have been as follows:

Name	Severance Pay (1)	Continuation of Benefits (2)
Anthony A. Cook, President & CEO	$392,724	$17,006

(1) Severance pay is based on his 2009 base salary, bonus potential for the 2008 fiscal year and payment related to RSUs.

(2) Based on continuation of 401(k) match, healthcare credit, and vacation pay.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Nonqualified Deferred Compensation Earnings ($)(3)	Total ($)
Stephen T. Schuler, DMD, *Chairman of the Board*	$34,581	$16,233	$(17,799)	$33,015
Roger M. Higley, DDS, *Vice Chairman of the Board*	19,600	16,233	(7,334)	28,499
Fred H. Peck, DDS, *Treasurer*	17,800	16,233	4,023	38,056
Fred J. Bronson, DDS, *Secretary*	17,000	16,233	2,470	35,703
Michael Carl, DDS	22,600	16,233	4,023	42,856
Jack M. Cook, MHA	18,500	16,233	4,023	38,756
Ross A. Geiger	17,900	16,233	4,023	38,156
David A. Kreyling, DMD	23,200	16,233	4,023	43,456
James E. Kroeger, MBA, CPA	20,500	16,233	4,023	40,756
Donald J. Peak, CPA	20,000	16,233	4,023	40,256
Molly Meakin-Rogers, MBA, CPA	22,700	16,233	4,023	42,956
Mark Zigoris, DDS	16,200	16,233	2,470	34,903

(1) Includes the grant of 27 restricted share units ("RSUs") to all directors.

(2) Includes investment earnings (losses) on deferred cash compensation for Dr Schuler and Dr. Higley and the increase in the book value of a Class B Common Share associated with the vested restricted share unit awards.

Overview of Director Compensation and Procedures

Director compensation is the responsibility of the Governance Committee (the "Committee"). The director compensation objectives and principles established by the Committee are that: (1) directors should be appropriately compensated for their time and effort; and (2) director compensation should be approached on an overall basis, should motivate behavior and be aligned with the long-term interest of the shareholders. The Committee reviews the level of compensation of our directors every two years. To determine how appropriate the current level of compensation for our directors is, we have historically obtained data from a number of different sources including:

- publicly available data describing director compensation in peer companies;
- information obtained from the National Association of Corporate Directors.

The Committee has determined that the compensation of our directors for 2008 is within the bottom quartile of the compensation of directors of companies of comparable size in our industry.

Director Compensation

We compensate non-employee members of the Board through a combination of cash and equity-based compensation. In 2008, Company directors $7,800 per year for serving as a member of our Board of Directors. They also received $500 for each regular or special Board of Directors' meeting attended. In addition, we paid directors serving on committees the following:

Chairman -	$400 per meeting
Committee Member -	$300 per meeting

Our directors may defer receipt of some or all of their annual fees, attendance fees and committee fees under The DCP Holding Company / Dental Care Plus, Inc. Deferred Compensation Plan (the "Plan"). Under this Plan, directors may either invest deferred compensation in DCP Holding Company share equivalents or in a tax-managed mutual fund.

In December of 2007, our directors each were granted a restricted shares award for 2008 entitling each of them to receive 27 restricted shares with a book value of $601.23 per unit as of December 31, 2007. Eleven directors elected to defer this compensation until termination of Board membership. One director elected to defer this compensation until May 1, 2009. The vesting of these restricted shares awards was conditioned upon the attendance by each director of at least 75% of their scheduled meetings during 2008. In January of 2009, DCP Holding Company management determined that all twelve Board members met the 75% attendance requirement for 2008. Accordingly, all of these restricted share awards are now fully vested.

REPORT OF BENEFITS AND COMPENSATION COMMITTEE

The Benefits and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") with management for the year ended December 31, 2008. Based on the reviews and discussions referred to above, the Committee recommended to the Board that the CD&A be included in this Proxy Statement.

By the Benefits and Compensation Committee of the Board of Directors:

David A. Kreyling, DMD, Chairman
Stephen T. Schuler, DMD
Jack M. Cook, MHA
Roger M. Higley, DDS
Molly Meakin-Rogers, MBA, CPA

BENEFITS AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Benefits and Compensation Committee currently consists of David A. Kreyling, DMD, Jack M. Cook, MHA, Roger M. Higley, DDS, Stephen T. Schuler, DMD and Molly Meakin-Rogers, MBA, CPA. No interlocking relationship exists between any member of our Board of Directors or Benefits and Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Benefits and Compensation Committee is or was formerly an officer or an employee of DCP Holding Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons

None. Seven members of the Company's Board of Directors are participating providers in the Company's dental plans, none of which received claims payments in excess of $120,000 in 2008.

Review, Approval or Ratification of Transactions with Related Persons

A related party transaction is a transaction required to be disclosed pursuant to Item 404 of Regulation S-K or any other similar transaction involving (i) the Company and the Company's subsidiaries and (ii) any Company employee, officer, director (including a nominee), 5% shareholder or an immediate family member of any of the foregoing without regard to the dollar amount involved.

It is also the policy of the Company that a related party transaction as defined above will not be prohibited merely because it is required to be disclosed or because it involves related parties. Instead, it must be disclosed in advance to the Company and then may be approved by the Governance Committee or, under certain circumstances, by the Board of Directors, if it does not present any improper conflicts of interest.

The Governance Committee of the Board of Directors is responsible for applying the Company's policies and procedures relative to related party transactions. The Audit Committee has been assigned the responsibility of monitoring potential related party transactions and reporting them to the Governance Committee. The development of the Company's policies and procedures relative to related party transactions and the Company's adherence to these policies are documented in the meeting minutes of the Board of Directors and the Governance and Audit Committees.

The Company has not entered into any related party transactions that are required to be reported during 2008. The Company has entered into related party transactions with directors who are also participating providers discussed above.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Any shareholder proposals intended to be presented at the Company's 2010 Annual Meeting of Shareholders must be received by the Secretary of the Company at 100 Crowne Point Place, Sharonville, Ohio, 45241-5427 on or before November 25, 2009, for inclusion in the Company's proxy statement and form of proxy relating to the Annual Meeting of Shareholders. As to any proposal that a shareholder intends to present to shareholders other than by inclusion in the Company's proxy statement for the 2010 Annual Meeting of Shareholders, the proxies named in the management's proxy for that meeting will be entitled to exercise their discretionary voting authority on that proposal unless the Company receives notice of the matter to be proposed not later than February 6, 2010. Even if proper notice is received on or prior to February 6, 2010, the proxies named in the Company's proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising the shareholders of that proposal and how they intend to exercise their discretion to vote on such matter, unless the shareholder making the proposal solicits proxies with respect to the proposal to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of DCP Holding Company's Common Shares to file initial reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. These executive officers, directors and 10% shareholders are also required by SEC rules to furnish us with copies of all such forms that they file. Based on our review of the copies of such forms received by us we believe that during fiscal 2008 all Section 16(a) filing requirements applicable to our executive officers, directors and 10% shareholders were complied with except that (i) each of the following persons inadvertently was late in filing one Form 4 in connection with the Company's grants of restricted share units at the beginning of 2008: Fred J. Bronson, Michael Carl, Jack M. Cook, Ross A. Geiger, Roger M. Higley, David A. Kreyling, James E. Kroeger, Donald J. Peak, Fred H. Peck, Molly Meakin-Rogers, Stephen T. Schuler, Mark Zigoris, Anthony A. Cook, Robert C. Hodgkins and Ann Young; and (ii) Anthony A. Cook and Stephen T. Schuler were late in filing a Form 4 for ten and four transactions, respectively, in connection with the acquisition of phantom shares in 2008.

OTHER MATTERS

The following table sets forth the fees paid or accrued by us for services provided by Deloitte & Touche LLP, our independent registered public accounting firm, for each of our last two fiscal years:

	Fiscal Years Ended	
	2007	2008
Audit Fees	$193,731	$192,500
Audit Related Fees	20,900	37,248
Tax Compliance and Consulting Fees	30,145	—
All Other Fees	—	—
Total	$244,776	$229,748

We have not selected our independent registered public accounting firm for 2009. The Audit Committee of the Board of Directors will make this selection later in the year. Representatives of Deloitte & Touche LLP, which served as the Company's independent registered public accounting firm during 2008 and are expected to be present at the Annual Meeting of Shareholders, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions. The Audit Committee has establish policies and procedures for the review and pre-approval of all audit and non-audit services to be provided by the independent auditor and the associated fees that are documented in the Company's Audit Committee Charter.

Miscellaneous

If the enclosed proxy card is executed and returned to us, the persons named in it will vote the shares represented by that proxy at the meeting. The form of the proxy permits specification of a vote for the election of directors as set forth under "Election of Directors" above, the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees. When a choice has been specified in the proxy, the Class A Common Shares represented will be voted in accordance with that specification. If no specification is made, those Class A Common Shares will be voted at the meeting to elect directors as set forth under "Election of Directors" above. Under Ohio law broker non-votes and abstain votes will not be counted in favor of or against any nominee but will be counted as present for purposes of determining whether a quorum has been achieved at the meeting. As stated above, director nominees who receive the greatest number of affirmative votes will be elected directors. All other matters to be considered at the meeting (including the vote to set the size of the Board) require for approval the favorable vote of a majority of the Class A Common Shares voted at the meeting in meeting or by proxy (or such different percentage as established by applicable law). If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. The Company does not know of any other matter that will be presented for action at the meeting and the Company has not received any timely notice that any of the Company's shareholders intend to present a proposal at the meeting.

QUESTIONS?

If you have questions or need more information about the Annual Meeting of Shareholders, write to:

Anthony A. Cook
DCP Holding Company
100 Crowne Point Place
Sharonville, Ohio 45241
or call us at (513) 554-1100.

By Order of the Board of Directors

Anthony A. Cook

President, Chief Executive Officer and Director

Sharonville, Ohio
March 24, 2009

DCP Holding Company
Audit Committee Charter
Amended and Restated – March 10, 2009

Purpose

The purposes of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of DCP Holding Company (the "Company") are (i) to assist the Board in overseeing (a) the integrity of the financial statements of the Company and the Company's accounting and financial reporting processes, (b) the effectiveness of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, when required, (c) the Company's compliance with legal and regulatory requirements, (d) the Company's independent auditor's qualifications and independence, and (e) the performance of the Company's independent auditor; and (ii) to prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

In addition to those set forth in this Charter, the Committee will have such additional authority and responsibilities as may be granted to or imposed on audit committees from time to time by applicable law, SEC rules, or applicable listing standards, if any, and shall discharge all of its authority and responsibilities in accordance therewith. The Committee may conduct or authorize the conducting of such investigations within the scope of its authority and responsibilities as it considers appropriate, and may retain, at the Company's expense, such legal, accounting or other advisers as the Committee considers necessary or advisable for the full and faithful execution thereof. In discharging its responsibilities, the Committee is not responsible for planning or conducting audits or for any determination that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations. These matters are the responsibility of management and the independent auditor.

Composition and Member Qualifications

The Committee shall be comprised of at least three directors. Except as provided below, each member of the Committee must be independent, as the term "independent" is defined for purposes of applicable federal securities laws and the listing standards of the NASDAQ Stock Market (the "NASDAQ") or such other listing standards selected by the Committee. Each Committee member must meet the financial literacy and experience standards applicable to him or her under applicable law, SEC rules and NASDAQ or other listing standards. At least one member of the Committee must be an "audit committee financial expert" as defined by the SEC in Item 407(d) of Regulation S-K. Each Committee member must be free of any relationship that, in the opinion of the Board, would interfere with his or her exercise of independent judgment. The members of the Committee will be appointed by and serve at the pleasure of the Board. The Board has the sole authority to remove Committee members and to fill vacancies on the Committee. The Board will appoint the chairperson.

Notwithstanding the above, at the discretion of the Board the Committee may include additional two members, who because they or their businesses are providers in the Company's dental network are not independent as the term independent is defined under applicable federal securities laws and the listing standards of the NASDAQ or other applicable listing standards, who are (i) otherwise affirmatively determined by the Board to be independent of management, (ii) financially literate, and (iii) able to exercise independent judgment. At least annually, the Board shall review and confirm the qualifications of each Committee member.

Authority and Responsibilities

The Committee shall report directly to the Board of Directors and have the following responsibilities, duties, and authority:

Independent Auditor

1. appointing, replacing, terminating, compensating, and overseeing of the work of the Company's independent auditor (the independent auditor shall report directly to the Audit Committee)

2. approving prior to commencement of all audit and permissible non-audit services to be provided by the independent auditor and the associated fees, if the Committee elects, establishing policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor

3. discussing with the independent auditor the following matters:

   - audit scope and plan
   - audit report
   - accompanying management letter, if any
   - all critical accounting policies and practices used by the Company alternative accounting treatments within GAAP related to material items that have been discussed with management, including the effect of the use of alternative treatments and the treatments preferred by the independent auditor
   - the independent auditor's judgment as to the quality, not just the acceptability, of the Company's accounting principles and such further matters as the independent auditor presents to the Committee under generally accepted auditing standards
   - the adequacy of the Company's internal controls
   - any reportable matters identified during the annual or interim audit procedures
   - other material written communications between the independent auditor and the Company's management

4. meeting, at least annually, in executive session with the Company's independent auditor to review any audit problems the independent auditor encountered in performing its audit work and management's responses thereto

5. reviewing with management and the independent auditor (including matters outlined in SAS 114, Communications with Audit Committees, as amended) the financial statements and disclosures to be included in the Company's annual audited financial statements and quarterly statements including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's SEC filings

6. at least annually, obtaining and reviewing a written report by the independent auditors describing:

   - written report regarding the independent auditing firm's internal quality control procedures
   - any material issues raised by the most recent internal quality control review, or peer review, of the independent auditing firm
   - any material issues raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditing firm

- any steps taken to deal with any issues raised in such internal quality control reviews, peer reviews, or governmental or professional authority inquiries or investigations, and
- all relationships between the independent auditor and the Company

7. annually evaluate the independent auditor's qualifications, performance and independence, including a review an evaluation of the lead partner, taking into account the opinions of Company management and the Company's internal auditors (if any), and to report its conclusions to the Board
8. assuring regular rotation of the lead audit partner, as required by law
9. establishing policies for the hiring of employees or former employees of the independent auditor

Internal Audit

10. advising and concurring with management on the organization of the Company's internal audit function, and reviewing and having veto power over the appointment, replacement, reassignment or dismissal of the director of internal audit, if one is appointed
11. meeting and consulting with the Company's internal auditor, if any, outside the presence of management at such times and in such circumstances as the members of the Committee shall deem necessary

Risk Assessment

12. establishing procedures for:
    - the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or other auditing matters, and
    - confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters
13. receiving reports of any violations of the Company's code of conduct
14. monitoring potential related party transactions and reporting them to the Governance Committee of the Board of Directors
15. receiving periodically a report from the Company's Chief Executive Officer and Chief Financial Officer describing:
    - all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data; and
    - any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls
16. reviewing with management the adequacy and effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting
17. receiving a report, at least annually, from the Company's general corporate counsel (internal or external, as appropriate) concerning legal and regulatory matters that may have a material impact on the financial statements or on the Company's contingent liabilities or risks
18. discussing, at least annually, with senior management:
    - material issues regarding accounting principles and financial statement presentations including any significant changes in the Company's selection or application of accounting principles, as well as the clarity and completeness of the Company's financial statements an item that impact the representational faithfulness, verifiability and neutrality of accounting information;

- analyses prepared by management setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP (or Statutory, as applicable) methods on the financial statements;
- the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company
- the Company's significant financial and non-financial risks and the steps management has taken to monitor and mitigate such risks

Committee Meetings and Other Matters

19. meeting, in person or via telephonic meeting, at least six times each year, more frequently if circumstances make that preferable. The Committee may ask members of management or others to attend the meetings and is authorized to receive all pertinent information from management. The Committee shall have authority to delegate its authority to subcommittees, in each case to the extent permitted by applicable law. The chairperson will, in conjunction with appropriate members of the Committee and management, establish the meeting calendar and set the agenda for each meeting. All Committee members may suggest the inclusion of matters for the agenda. The chairperson of the Committee or a majority of the members of the Committee may call special meetings of the Committee. Following each of its meetings, the Committee shall report on the meeting to the Board, including a description of all actions taken by the Committee at the meeting. The Committee shall keep written minutes of its meetings and deliver a copy of such minutes to the Company's corporate secretary for inclusion in the corporate records
20. meeting, when necessary, in executive session outside the presence of any senior executive officer of the Company
21. obtaining appropriate resources and authority to discharge its responsibilities, including appropriate funding from the Company, in such amounts as the Committee deems necessary, to compensate the independent auditors and any independent counsel or advisors retained by the Committee. The Committee shall have the sole authority to approve related fees and retention terms. In performing its duties, the Committee is authorized to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company as the Committee may deem necessary or appropriate
22. reviewing, at least annually, this Charter with the Board and recommending any changes to the Board and (b) evaluating, annually, its performance against the requirements of this Charter. The Committee shall conduct its review and evaluation in such manner as it considers appropriate
23. preparing the report of the Committee required by the rules of the SEC to be included in the Company's annual proxy statement
24. performing such other functions as assigned by law or the Board

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2008 Accomplishments
2009 Priorities

Chairman Message

Stephen T. Schuler, DMD
Chairman, DCPG Board of Directors

To report that The Dental Care Plus Group and the tri-state dental community are confronting shifts in the status quo would be stating the obvious. On every front, across the nation, we are witnessing new trends, changing paradigms and some harsh realities. I am pleased to report that DCPG is able to persevere, and intends to leverage changes in our industry and in the economy to our advantage.

Winston Churchill once said, "A pessimist sees the difficulty in every opportunity; an optimist sees the opportunity in every difficulty." ***Call me an optimist.***

DCPG was founded to be a positive influence on managed dental care in greater Cincinnati and Northern Kentucky. According to a recent survey of shareholders, the vast majority of you believe that the company has achieved that mission. Success is the result of equal measures of commitment to our founding principles and a willingness to anticipate and adapt to change.

As a result, we have not just survived, we have thrived. New markets and new products increase our membership year after year while reducing our overall risk. The appointment of outside directors with expertise in finance, accounting and management to our Board of Directors ensures that DCPG applies best practices in operating the company while remaining in touch with the practice of dentistry through our strong contingent of dentist board members. As a board, we will remain flexible and creative as we navigate this difficult economy and very competitive dental benefits market. As change is required, we must have the courage to seize every opportunity for continued growth and success.

When I reflect back to the beginnings of this venture that has become DCPG, I recall the old adage: "The best defense is a good offense." The Dental Care Plus founders understood that change eventually would be inevitable, but also understood that managing change for the better was possible and probable. I encourage my fellow shareholders to appreciate this basic truth and the evidence your company has offered for more than two decades that we are not only up to the challenge, but likely to be improved by the effort.

As always, thank you for your continued support and commitment to The Dental Care Plus Group.

CEO Message

Anthony A. Cook, MBA, MS
President & CEO

For many years, you have heard The Dental Care Plus Group talk about growth. Not uncontrolled or undisciplined growth, but growth that is smart and aligned with our business philosophy. We measure performance by growth in share value, increasing membership and larger provider networks. We even surveyed shareholders recently to better understand your questions and concerns about growth.

So you might wonder if growth is still a priority at a time when much of the economy is shrinking. ***Well, growth is not only a priority, it is essential.*** Growth is the strategy for managing change to our advantage, and a means of preserving what is best about DCPG:

- our influence on managed dental care wherever we operate;
- our commitment to exceptional service;
- and our philosophy of balancing the interests of all stakeholders in managed care for their long-term mutual benefit.

That does not mean that we assume that bigger is always better. If we believed that big equates to better, we would not compete so confidently in the marketplace against national carriers. However, there is no question that geographic growth has enabled DCPG to increase its overall membership and reduce the risks inherent in being too reliant on one market. Our expansion into the Miami Valley and into greater Louisville has been so effective, we will need to quit referring to those areas as "expansion markets". Most importantly, we continue to set the standard in service as we've grown.

We're alert to the challenges of the current marketplace, but we're also confident in our ability to emerge in a better position. We're just as confident that the failure to adapt will result in failure. As W. Edwards Deming said, "It is not necessary to change. Survival is not mandatory." Since failure is not an option and the opportunities are so rich, we relish the process of realizing our potential to benefit shareholders in ways of which our founders would approve as well as in ways they could not anticipate.

Director Nominees



Stephen T. Schuler, DMD
Chairman
Practicing Oral Surgeon



Fred J. Bronson, DDS
Secretary
Practicing Dentist



Fred H. Peck, DDS
Treasurer
Practicing Dentist



Anthony A. Cook, MBA, MS
President & CEO
The Dental Care Plus Group

2008 Accomplishments

- Overall membership growth (9.24 percent) remained strong despite intense competition. It was reassuring that DCPG's exceptional customer service and networks were still valued in a particularly price-conscious environment.
- New sales of Dental Care Plus in greater Cincinnati and Northern Kentucky indicate that there is still potential for ongoing growth, even in a maturing market. Membership in expansion markets grew significantly in 2008, now representing about 12 percent of the company's total book of business.
- DCPG started moving DentaSelect PPO groups to DCPG administration, a major step toward reducing expense and guaranteeing DCPG-level service to all employers.
- Throughout the year, DCPG cultivated relationships with several like-minded organizations with the potential to forge strategic alliances and other agreements aligned with the company's long-term growth strategy.

2009 Priorities

- DCPG is launching a new product suite that will be available to employers at a lower price point, yet still offer members access to DCPG's service and network.
- DCPG is developing long-range strategies in product development, operational efficiency and communication in order to better anticipate change in the industry as well as emerging societal and technological trends. DCPG is uniquely positioned to leverage changing business dynamics to our advantage due to our size and agility. However, the window for applying this leverage will not be open for long.

Summary of Financial Targets and 2008 Results

Target: Increase operating revenue by 10 percent annually.
Results: DCPG increased operating revenue by 10.4 percent.

Target: Return at least 80 cents of every premium dollar to provider shareholders through a combination of reimbursement and withhold return.
Results: DCPG returned 80.89 cents of every premium dollar to provider shareholders.

Target: Generate 10 percent return on beginning equity.
Results: DCPG generated 12.3 percent return on beginning equity.

Target: Achieve a decrease in the Dental Care Plus, Inc. A.M. Best Leverage Ratio of 0.5 per year until DCPG reaches an A.M. Best rating of B+
Results: DCPG achieved a 1.04 decrease.

Target: Achieve a Risk-Based Capital Ratio greater than 4.0.
Results: DCPG achieved a Risk-Based Capital Ratio of 4.32.



Jack Cook, MHA
BreakOut Solutions, LLC



Molly Meakin-Rogers, MBA, CPA
Director of Reimbursement
St. Elizabeth Medical Center



Mark Zigoris, DDS
Practicing Periodontist

Bios of board members running for election or re-election to the DCPG Board of Directors are included in the enclosed Proxy Statement.

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Cincinnati, OH 45241

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